As filed with the Securities and Exchange Commission on July 29, 2026

Securities Act File No. 333-270842

1940 Act File No. 811-23857

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☒
Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 3	☒
and REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	☒
Amendment No. 5	☒

FIRST TRUST HEDGED STRATEGIES FUND

(Exact Name of Registrant as Specified in Charter)

c/o UMB Fund Services, Inc.

235 West Galena Street

Milwaukee, WI 53212

(Address of Principal Executive Offices)

414-299-2270

(Registrant’s Telephone Number)

Ann Maurer

235 West Galena Street

Milwaukee, WI 53212

(Name and Address of Agent for Service)

Copy to:

Joshua B. Deringer, Esq.

Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

215-988-2700

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED PUBLIC OFFERING:

AS SOON AS PRACTICABLE AFTER THE DATE ON WHICH THIS REGISTRATION STATEMENT

BECOMES EFFECTIVE

☐	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.

☒	Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

☐	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.

☐	Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

☐	Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box)

☐	when declared effective pursuant to Section 8(c) of the Securities Act

The following boxes should only be included and completed if the registrant is making this filing in accordance with Rule 486 under the Securities Act.

☐	Immediately upon filing pursuant to paragraph (b)
☒	On July 31, 2026 pursuant to paragraph (b)
☐	60 days after filing pursuant to paragraph (a)
☐	On (date) pursuant to paragraph (a)

If appropriate, check the following box:

☐	This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].

☐	This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: .

☐	This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: .

☐	This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: .

Check each box that appropriately characterizes the Registrant:

☒	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).

☐	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).

☒	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934).

☐	If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.

☐	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

FIRST TRUST HEDGED STRATEGIES FUND

PROSPECTUS

Class A Shares (HDGAX)

Class I Shares (HFLEX)

July 31, 2026

First Trust Hedged Strategies Fund (the “Fund”) is a Delaware statutory trust registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”), as a non-diversified, closed-end management investment company that operates as an interval fund. Shares of the Fund (the “Shares”) are continuously offered under the Securities Act of 1933, as amended, and are repurchased by the Fund on a quarterly basis in an amount no less than 5% and not more than 25% of the outstanding Shares, according to the Fund’s repurchase policy established pursuant to Rule 23c-3 under the Investment Company Act.

The Fund operates under an Agreement and Declaration of Trust dated March 22, 2023 (the “Declaration of Trust”). First Trust Capital Management L.P. (the “Investment Adviser” or “FTCM”) serves as the investment adviser to the Fund. The Investment Adviser is an investment adviser registered with the Securities and Exchange Commission (the “SEC”) under the Investment Advisers Act of 1940, as amended. The Fund intends to elect to be treated as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”). The Fund offers two separate share classes: Class A Shares and Class I Shares.

Simultaneous with the commencement of the Fund’s operations (“Commencement of Operations”), the Passport Select: Model Class of FT Alternative Platform I LLC (the “Predecessor Fund”), reorganized with and transferred substantially all of its assets into the Fund. The Predecessor Fund maintained an investment objective, strategies and investment policies, guidelines and restrictions that were, in all material respects, equivalent to those of the Fund. The Fund and the Predecessor Fund shared the same investment adviser and portfolio managers.

Total Offering(1)	Class A Shares	Class I Shares
Public Offering Price	Current Net Asset Value	Current Net Asset Value

Sales Charge (Load)(2) as a percentage of purchase amount	4.50%	0.00%

Proceeds to Fund(3)	Current Net Asset Value Minus Sales Charge	Current Net Asset Value

(1)	First Trust Portfolios L.P. (the “Distributor”) acts as the principal underwriter of the Fund’s Shares. An indefinite amount of Shares are being offered on a commercially reasonable efforts basis through the Distributor and may also be offered through other brokers or dealers that have entered into selling agreements with the Distributor. The Investment Adviser pays the Distributor out of its own resources a fee for certain distribution-related services. The Investment Adviser, the Distributor and/or their respective affiliates may make payments to selected affiliated or unaffiliated third parties (including the parties who have entered into selling agreements with the Distributor) from time to time in connection with the distribution of Shares and/or the servicing of Shareholders (as defined below) and/or the Fund. These payments will be made out of the Investment Adviser’s, Distributor’s and/or their respective affiliates’ own assets and will not represent an additional charge to the Fund. The amount of such payments may be significant in amount and the prospect of receiving any such payments may provide such third parties or their employees with an incentive to favor sales of Shares of the Fund over other investment options. See “DISTRIBUTION.” The minimum initial investment in Class A Shares by any investor is $1,000 and the minimum initial investment in Class I Shares by any investor is $1,000. However, the Fund, in its sole discretion, may accept investments below this minimum. See “FUND SUMMARY — The Offering.”

(2)	Investments in Class A Shares of the Fund are sold subject to a sales charge of up to 4.50% of the investment. For some investors, the sales charge may be waived or reduced. The full amount of the sales charge may be reallowed to brokers or dealers participating in the offering. Your financial intermediary may impose additional charges when you purchase Shares of the Fund. See “FUND SUMMARY — The Offering.”

(3)	The Fund’s initial offering expenses are described under “FUND FEES AND EXPENSES” below.

Investment Objective and Strategies. The Fund’s investment objective is to seek long-term capital appreciation. The Fund is a fund of hedge funds and seeks to invest primarily in private investment vehicles, commonly known as “hedge funds,” managed by multiple third-party investment managers that employ a variety of alternative investment strategies (each a “Private Investment Vehicle” and together the “Private Investment Vehicles”). Because Private Investment Vehicles following alternative investment strategies (whether hedged or not) are often described as “hedge funds,” the investment program of the Fund can be referred to as a fund of hedge funds. Under normal market conditions, the Fund seeks to achieve its investment objective by allocating at least 80% of its net assets (plus the amount of any borrowings for investment purposes), including any cash and cash equivalents held to cover unfunded commitments, to a portfolio of Private Investment Vehicles. The Fund’s cash and cash equivalents held to cover unfunded commitments to make equity investments in certain Private Investment Vehicles that the Fund reasonably expects to be called in the future are counted for purposes of measuring compliance with the 80% policy. The Fund cannot guarantee that its investment objective will be achieved or that its strategy of investing in the Private Investment Vehicles will be successful. The 80% policy may be changed by the Board without the vote of a majority (as defined in the 1940 Act) of the Fund’s outstanding Shares upon at least 60 days’ prior written notice to shareholders as long as (i) the Fund conducts a repurchase offer with at least 60 days’ prior notice of the policy change, (ii) the offer is not oversubscribed, and (iii) the Fund purchases shares at their net asset value. See “FUND SUMMARY — Investment Objective and Strategies” below. (See "SPECIAL RISKS OF FUND OF HEDGE FUNDS STRUCTURE" BEGINNING ON PAGE 25).

During temporary defensive periods, for up to 90 consecutive days, the Fund may deviate from its investment policies and objective and may invest up to 100% of its total assets in cash or cash equivalents, including short- or intermediate-term U.S. Treasury securities, as well as other short-term investments, including high quality, short-term debt securities.

The Fund’s investment program is speculative and entails substantial risks. There can be no assurance that the Fund’s investment objective will be achieved or that its investment program will be successful. Investors should consider the Fund as a supplement to an overall investment program and should invest only if they are willing to undertake the risks involved. Investors could lose some or all of their investment. (See “PRINCIPAL RISK FACTORS” BEGINNING ON PAGE 20).

Interval Fund: The Fund has an interval fund structure pursuant to which the Fund, subject to applicable law, conducts quarterly repurchase offers for no less than 5% and not more than 25% of the Fund’s Shares outstanding at net asset value (“NAV”). The Fund intends to provide a limited degree of liquidity to the Shareholders by conducting repurchase offers quarterly with a valuation date on or about April 5, July 5, October 6 and January 5 of each year. Shares will be repurchased at the per-class NAV per Share determined as of the close of business no later than the fourteenth day after the date the repurchase offer ends, or the next business day if the fourteenth day is not a business day. Shares will be repurchased at their NAV determined as of approximately April 5, July 5, October 6 and January 5, as applicable. Payment pursuant to the repurchase will be made on the repurchase payment date, which will be no more than seven (7) days after the valuation date. While the quarterly repurchase offer is expected to be 5%, the amount of each quarterly repurchase offer may be 5% to 25% subject to approval of the Board of Trustees of the Fund (the “Board” and each of the trustees on the Board, a “Trustee”). It is also possible that a repurchase offer may be oversubscribed, with the result that shareholders may only be able to have a portion of their Shares repurchased. There is no assurance that you will be able to tender your Shares when or in the amount that you desire. The Fund’s Shares are not listed and the Fund does not currently intend to list its Shares for trading on any national securities exchange. There is not expected to be any secondary trading market in the Shares. The Shares are, therefore, not marketable. Even though the Fund will make quarterly repurchase offers to repurchase a portion of the Shares to try to provide liquidity to shareholders, you should consider the Shares to be illiquid. (See “PRINCIPAL RISK FACTORS — REPURCHASE OFFERS; LIMITED LIQUIDITY”).

This prospectus (the “Prospectus”) applies to the public offering of two separate classes of Shares of beneficial interest of the Fund, designated as Class A (“Class A Shares”) and Class I (“Class I Shares”).

The Fund commenced public offering of the Class I Shares and Class A Shares in July 2023 and has publicly offered Shares since that time. The Shares will generally be offered for purchase on any business day, which is any day the New York Stock Exchange is open for business, in each case subject to any applicable sales charges and other fees, as described herein. The Shares will be issued at NAV per Share, subject to any applicable sales charge described in the Prospectus. No Shareholder has the right to require the Fund to redeem its Shares.

This Prospectus concisely provides information that you should know about the Fund before investing. You are advised to read this Prospectus carefully and to retain it for future reference. Additional information about the Fund, including the Fund’s statement of additional information (the “SAI”), dated July 31, 2026, has been filed with the Securities and Exchange Commission (“SEC”). You may request a free copy of this Prospectus, the SAI, annual and semi-annual reports, and other information about the Fund, and make inquiries without charge by writing to the Fund, c/o UMB Fund Services, Inc., 235 West Galena Street, Milwaukee, WI 53212, by calling the Fund toll-free at (877) 779-1999 or by accessing the Investment Adviser’s website at https://www.FirstTrustCapital.com. The information on the Investment Adviser’s website is not incorporated by reference into this Prospectus and investors should not consider it a part of this Prospectus. The SAI is incorporated by reference into this Prospectus in its entirety. You may also obtain copies of the SAI, and the annual and semi-annual reports of the Fund, as well as other information about the Fund on the SEC’s website at https://www.sec.gov. The address of the SEC’s internet site is provided solely for the information of prospective investors and is not intended to be an active link.

Shares are an illiquid investment.

●	The Fund does not intend to list the Shares on any securities exchange and the Fund does not expect a secondary market in the Shares to develop.

●	You should not expect to be able to sell your Shares (other than through the limited repurchase process), regardless of how the Fund performs.

●	Although the Fund is required to and has implemented a Share repurchase program, only a limited number of Shares will be eligible for repurchase by the Fund.

●	You should consider that you may not have access to the money you invest for an indefinite period of time.

●	An investment in the Shares is not suitable for you if you need foreseeable access to the money you invest.

●	Because you will be unable to sell your Shares or have them repurchased immediately, you will find it difficult to reduce your exposure on a timely basis during a market downturn.

●	The amount of distributions that the Fund may pay, if any, is uncertain.

●	The Fund may pay distributions in significant part from sources that may not be available in the future.

●	An investor in Class A Shares may pay a sales load of up to 4.50% on the amounts they invest. If you pay the maximum aggregate 4.50% sales load, you must experience a total return on your net investment of 4.71% in order to recover these expenses.

●	The Fund invests in hedge funds. Hedge funds do not have the legal protections of mutual funds. They may leverage without limit and engage in speculative investment strategies. They are not legally required to disclose their holdings and financial information. The Fund may hold a significant portion of its assets in cash and cash equivalents in support of unfunded commitments.

Neither the SEC nor any state securities commission has determined whether this Prospectus is truthful or complete, nor have they made, nor will they make, any determination as to whether anyone should buy these securities. Any representation to the contrary is a criminal offense.

You should not construe the contents of this Prospectus or the SAI as legal, tax or financial advice. You should consult with your own professional advisers as to legal, tax, financial, or other matters relevant to the suitability of an investment in the Fund.

You should rely only on the information contained in this Prospectus. The Fund has not authorized anyone to provide you with different information. You should not assume that the information provided in this Prospectus is accurate as of any date other than the date shown below.

The Fund’s Shares do not represent a deposit or an obligation of, and are not guaranteed or endorsed by, any bank or other insured depository institution, and are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.

THE FUND’S PRINCIPAL UNDERWRITER IS FIRST TRUST PORTFOLIOS L.P.

The date of this Prospectus is July 31, 2026

TABLE OF CONTENTS

FUND SUMMARY

This is only a summary and does not contain all of the information that investors should consider before investing in the Fund. Investors should review the more detailed information appearing elsewhere in this Prospectus and SAI, especially the information set forth under the heading “PRINCIPAL RISK FACTORS.”

The Fund and the Shares

First Trust Hedged Strategies Fund (the “Fund”) is a non-diversified closed-end management investment registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”), and organized as a Delaware statutory trust on March 22, 2023. The Investment Adviser provides day-to-day investment management services to the Fund. The Fund is non-diversified, which means that under the Investment Company Act, it is not limited in the percentage of assets it may invest in any single issuer of securities. The Fund is an appropriate investment only for those investors who can tolerate a high degree of risk and do not require a liquid investment.

Simultaneous with the commencement of the Fund’s operations (“Commencement of Operations”), the Passport Select: Model Class of FT Alternative Platform I LLC (the “Predecessor Fund”), reorganized with and transferred substantially all its portfolio securities into the Fund. The Predecessor Fund maintained an investment objective, strategies and investment policies, guidelines and restrictions that were, in all material respects, equivalent to those of the Fund. The Fund and the Predecessor Fund shared the same investment adviser and portfolio managers. For past performance information of the Predecessor Fund, see “PASSPORT SELECT: MODEL CLASS OF FT ALTERNATIVE PLATFORM I LLC PERFORMANCE” below.

The Fund offers two separate classes of shares of beneficial interest (“Shares”) designated as Class A (“Class A Shares”) and Class I (“Class I Shares”). Class A Shares and Class I Shares are subject to different fees and expenses. The Fund may offer additional classes of Shares in the future.

The Fund intends to elect to be treated as a RIC under the Code, which generally requires that, at the end of each quarter: (1) at least 50% of the Fund’s total assets are invested in (i) cash and cash items (including receivables), Federal Government securities and securities of other RICs; and (ii) securities of separate issuers, each of which amounts to no more than 5% of the Fund’s total assets (and no more than 10% of the issuer’s outstanding voting shares), and (2) no more than 25% of the Fund’s total assets are invested in (i) securities (other than Federal Government securities or the securities of other RICs) of any one issuer; (ii) the securities (other than the securities of other RICs) of two or more issuers which the Fund controls and which are engaged in the same or similar trades or businesses; or (iii) the securities of one or more qualified publicly traded partnerships. To continue to qualify as a RIC, the Fund must also satisfy other applicable requirements, including restrictions on the kinds of income that the Fund can earn and requirements that the Fund distribute most of its income to shareholders each year.

Investment Objective and Strategies

The Fund’s investment objective is to seek long-term capital appreciation. There can be no assurance that the Fund will achieve its investment objective or that the Fund’s investment strategies will be successful.

The Fund is a fund of hedge funds and seeks to invest primarily in private investment vehicles, commonly known as “hedge funds,” managed by multiple third-party investment managers that employ a variety of alternative investment strategies (each a “Private Investment Vehicle” and together the “Private Investment Vehicles”). Because Private Investment Vehicles following alternative investment strategies (whether hedged or not) are often described as “hedge funds,” the investment program of the Fund can be referred to as a fund of hedge funds. Under normal market conditions, the Fund seeks to achieve its investment objective by allocating at least 80% of its net assets (plus the amount of any borrowings for investment purposes), including any cash and cash equivalents held to cover unfunded commitments, to a portfolio of Private Investment Vehicles. The Fund’s cash and cash equivalents held to cover unfunded commitments to make equity investments in certain Private Investment Vehicles that the Fund reasonably expects to be called in the future are counted for purposes of measuring compliance with the 80% policy. The 80% policy may be changed by the Board without the vote of a majority (as defined in the 1940 Act) of the Fund’s outstanding Shares upon at least 60 days’ prior written notice to shareholders as long as (i) the Fund conducts a repurchase offer with at least 60 days’ prior notice of the policy change, (ii) the offer is not oversubscribed, and (iii) the Fund purchases shares at their net asset value. A Private Investment Vehicle will generally be managed by a third-party investment adviser (each, an “Underlying Manager” and collectively, the “Underlying Managers”). The Private Investment Vehicles in which the Fund invests pursue a variety of alternative investment strategies, including, without limitation relative value, credit, global macro, long/short equity, event driven, multi-strategy and mortgages strategies, and are expected to invest or trade in a wide range of assets. See “INVESTMENT STRATEGIES AND OVERVIEW OF INVESTMENT PROCESS” for a description of the principal strategies anticipated to be employed by the Private Investment Vehicles in which the Fund expects to principally invest. The Fund’s allocation among Private Investment Vehicles pursuing these strategies will vary over time in response to changing market opportunities.

Subject to applicable limits of the Investment Company Act, during normal market conditions, the Fund may also invest up to 20% of its net assets, plus the amount of any borrowings for investment purposes, in cash or cash equivalents, liquid fixed-income securities and other credit instruments, publicly-traded equity securities, mutual funds, money market funds, and exchange-traded funds. Such investments would be used to manage its liquidity, hedge exposures deemed too risky or to invest in strategies not employed by the Fund’s Private Investment Vehicles. Such investments could also be used to hedge a position in a Private Investment Vehicle that is locked-up or difficult to sell. Direct investments could include U.S. and foreign equity securities, debt securities and derivatives related to such instruments, including futures and options thereon. The notional value of the Fund’s investments in derivative instruments will be used for purposes of determining compliance with the Fund’s 80% policy. The Fund, and the Private Investment Vehicles in which it invests, may invest in U.S. and foreign securities, including in emerging markets. The Fund cannot guarantee that its investment objective will be achieved or that its strategy of investing in the Private Investment Vehicles will be successful.

The Fund may make investments through direct and indirect wholly-owned subsidiaries (“Subsidiaries”). Such Subsidiaries will not be registered under the Investment Company Act; however, the Fund will wholly own and control any Subsidiaries. The Subsidiaries will be advised by the Investment Adviser. The Board of Trustees of the Fund (the “Board” and members thereof, the “Trustees”) has oversight responsibility for the investment activities of the Fund, including its investment in any Subsidiary, and the Fund’s role as sole direct or indirect shareholder of any Subsidiary. To the extent applicable to the investment activities of a Subsidiary, the Subsidiary will follow the same compliance policies and procedures as the Fund. The Fund will “look through” any such Subsidiary to determine compliance with its investment policies.

The Fund and Investment Adviser have been granted an order of exemptive relief from the SEC (the “Exemptive Order”) that permits the Fund to participate in certain negotiated investments alongside other funds managed by the Investment Adviser or certain of its affiliates outside the parameters of Section 17 of the Investment Company Act, subject to certain conditions. The Fund could be limited in its ability to invest in certain investments in which the Investment Adviser or any of its affiliates are investing or are invested.

During temporary defensive periods, for up to 90 consecutive days, the Fund may deviate from its investment policies and objective. During such periods, the Fund may invest up to 100% of its total assets in cash or cash equivalents, including short- or intermediate-term U.S. Treasury securities, as well as other short-term investments, including high quality, short-term debt securities. There can be no assurance that such techniques will be successful. Accordingly, during such periods, the Fund may not achieve its investment objective.

The Fund is permitted to borrow money or issue debt securities in an amount up to 33 1/3% of its total assets in accordance with the Investment Company Act. The Fund has established a credit line to borrow money for a range of purposes, including financing the repurchase of its Shares or to otherwise provide the Fund with liquidity, which otherwise might require untimely dispositions of Fund securities.

Underlying Managers may use leverage in their respective trading strategies, Private Investment Vehicles may utilize bank and/or broker-provided financing to varying degrees. In addition, the low margin and collateral deposits required to trade certain financial instruments may permit a high degree of leverage. The degree of leverage that a Private Investment Vehicle may utilize may not be limited to any predetermined level but will be subject to applicable legal or bank or broker-imposed leverage limitations, to the extent applicable. Accordingly, the Fund, through these investments, may be exposed to higher levels of leverage than the Fund is permitted to, including a greater risk of loss with respect to such investments as a result of higher leverage employed by such entities. It is expected that the Fund’s assets will not be fully invested at all times.

The Investment Adviser

First Trust Capital Management L.P. serves as the investment adviser (the “Investment Adviser” or “FTCM”) of the Fund. The Investment Adviser provides day-to-day investment management services to the Fund, including management of the Fund’s portfolio. The Investment Adviser’s principal place of business is located at 225 W. Wacker Drive, Suite 2160, Chicago, Illinois 60606. The Investment Adviser is registered as an investment adviser with the SEC under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). As of June 30, 2026, the Investment Adviser had approximately $14.7 billion of assets under management. See “FUND FEES AND EXPENSES” below.

Performance

Simultaneous with the Commencement of Operations, substantially all of the assets of the Predecessor Fund were transferred to the Class I Shares of the Fund in a tax-free transaction. The performance of Class I Shares for periods before the Commencement of Operations is that of the Predecessor Fund.

PAST PERFORMANCE DOES NOT GUARANTEE FUTURE INVESTMENT RESULTS.

The Administrator	The Fund has retained UMB Fund Services, Inc. (the “Administrator”) to provide certain administrative services, including performing all actions related to the issuance and repurchase of Shares of the Fund. The Fund compensates the Administrator for these services and reimburses the Administrator for certain out-of-pocket expenses. See “FUND FEES AND EXPENSES” below.

Fees and Expenses

The Fund bears its own operating expenses (including, without limitation, its offering expenses not paid by the Investment Adviser). A more detailed discussion of the Fund’s expenses can be found under “FUND FEES AND EXPENSES.”

Investment Management Fee. The Fund pays the Investment Adviser a management fee (the “Investment Management Fee”) in consideration of the advisory services provided by the Investment Adviser to the Fund. The Fund pays the Investment Adviser at an annual rate of 1.05%, payable monthly in arrears, based upon the Fund’s average daily net assets during the month. The Investment Management Fee is paid to the Investment Adviser before giving effect to any repurchase of Shares in the Fund effective as of that date and will decrease the net profits or increase the net losses of the Fund. See “MANAGEMENT OF THE FUND — Investment Management Fee.”

Administration Fee. The Fund pays the Administrator an annual fee calculated as a percentage of the Fund’s net assets and decreasing as assets reach certain levels. In addition, the Fund pays the Administrator its pro-rata share, based on combined assets under management, of an annual relationship-level base fee paid by all registered investment companies advised by the Investment Adviser and serviced by the Administrator (together with the asset-based fee, the “Administration Fee”). The fee structure generally covers fund administration, fund accounting, transfer agent and record keeping, and custody administration services provided by the Administrator or its affiliates for services provided to the Fund. The Administration Fee is paid to the Administrator out of the assets of the Fund, and therefore decreases the net profits or increases the net losses of the Fund. The Fund also reimburses the Administrator for certain out-of-pocket expenses. See “ADMINISTRATION.”

Pursuant to exemptive relief from the SEC, the Fund has adopted a Distribution and Service Plan with respect to Class A and Class I Shares in compliance with Rule 12b-1 under the Investment Company Act. Under the Distribution and Service Plan, the Fund is permitted to pay to qualified recipients (i) for each Class of Shares a Shareholder Servicing Fee of up to 0.25% on an annualized basis of the aggregate net assets of the Fund attributable to the Class and (ii) for Class A Shares a Distribution Fee of up to 0.75% on an annualized basis of the aggregate net assets attributable to Class A Shares (together, the “Distribution and Servicing Fee”). The Distribution and Servicing Fee is paid out of the Fund’s assets attributable to the applicable Class and decreases the net profits or increases the net losses of such Class. It is estimated that Shareholders will pay 0.75% of the net asset value of the Class A Shares for marketing and distribution expenses, and 0.25% and 0.24% of the net asset value of the Class A Shares and Class I Shares, respectively, for shareholder servicing expenses. For purposes of determining the Distribution and Servicing Fee only, the value of the Fund’s assets is calculated prior to any reduction for any fees and expenses, including, without limitation, the Distribution and Servicing Fee payable. See “DISTRIBUTION AND SERVICE PLAN.”

The Investment Adviser has entered into an expense limitation and reimbursement agreement (the “Expense Limitation and Reimbursement Agreement”) with the Fund, whereby the Investment Adviser has agreed to waive fees that it would otherwise have been paid, and/or to assume expenses of the Fund (a “Waiver”), in the amount necessary to ensure that Total Annual Expenses of the Fund (excluding any taxes, leverage interest, brokerage commissions, dividend and interest expenses on short sales, acquired fund fees and expenses, expenses incurred in connection with any merger or reorganization, and extraordinary expenses, such as litigation expenses) do not exceed 2.45% and 1.70% of the average daily net assets of Class A Shares and Class I Shares, respectively (the “Expense Limit”) through May 31, 2027. After this date, the Expense Limitation and Reimbursement Agreement will automatically renew for consecutive one-year terms unless terminated by the Fund or the Investment Adviser upon 30 days’ advance written notice. For a period not to exceed three years from the date on which a Waiver is made, the Investment Adviser may recoup amounts waived or assumed, provided the Fund is able to effect such recoupment without causing the Fund’s expense ratio (after recoupment) to exceed the lesser of (i) the expense limit in effect at the time of the waiver and (ii) the expense limit in effect at the time of the recoupment. See “FUND FEES AND EXPENSES.”

The Offering	The minimum initial investment in the Fund by any investor in either the Class A Shares or Class I Shares is $1,000 and the minimum additional investment in the Fund by any Shareholder is $1,000. However, the Fund, in its sole discretion, may accept investments below these minimums. The Shares will be offered in a continuous offering. Shares will generally be offered for purchase on each business day, except that Shares may be offered less frequently as determined by the Board of Trustees of the Fund (the “Board”) in its sole discretion. Once a prospective investor’s purchase order is received, a confirmation is sent to the investor. Potential investors should send funds by wire transfer pursuant to instructions provided to them by the Fund. Purchases are generally subject to the receipt of cleared funds on or prior to the acceptance date set by the Fund and notified to prospective investors.

A prospective investor must submit a completed investor application on or prior to the acceptance date set by the Fund. The Fund reserves the right to reject, in its sole discretion, any request to purchase Shares in the Fund at any time. The Fund also reserves the right to suspend or terminate offerings of Shares at any time at the Board’s discretion.

Investments in Class A Shares of the Fund may be subject to a sales charge of up to 4.50% of the purchase amount. The full amount of the sales charge may be reallowed to brokers or dealers participating in the offering. Your financial intermediary may impose additional charges when you purchase Shares of the Fund.

Fees of Underlying Managers	As an investor in the Private Investment Vehicles, the Fund will indirectly bear asset-based fees and performance-based fees or allocations charged by the Underlying Managers to the Private Investment Vehicles. Such fees and performance-based compensation are in addition to the fees that are charged by the Investment Adviser to the Fund and allocated to the Fund. The Private Investment Vehicles in which the Fund expects to invest, those that are excluded from the definition of “investment company” pursuant to Sections 3(c)(1) or 3(c)(7) of the Investment Company Act, generally charge a management fee between 0.00% to 2.85% (annualized) of the average net asset value (“NAV”) of the Fund’s investment. In addition, certain Underlying Managers of Private Investment Vehicles charge an incentive allocation or fee generally ranging from 15% to 30% of the Private Investment Vehicle’s net profits, although it is possible that such ranges may be exceeded for certain Underlying Managers. An investor in the Fund bears a proportionate share of the expenses of the Fund.

Distribution Policy	The Fund intends to pay distributions at least annually on the Shares in amounts representing substantially all of the net investment income and net capital gains, if any, earned each year. The Fund is not a suitable investment for any investor who requires regular dividend income.

Dividend Reinvestment Program	The Fund has a dividend reinvestment plan (the “DRIP”). Unless a Shareholder elects to receive cash by contacting the Fund’s Administrator, UMB Fund Services, Inc. at 1-877-779-1999 or 235 West Galena Street, Milwaukee, WI 53212, all dividends and/or capital gains distributions declared on Shares will be automatically reinvested in full and fractional Shares at the Fund’s then-current NAV. Shareholders who elect not to participate in the DRIP will receive all dividends and capital gains distributions in cash paid by check mailed directly to the shareholder of record or via electronic funds transfer (or, if the Shares are held in street or other nominee name, then to such nominee) by the Administrator as dividend disbursing agent. Participation in the DRIP is completely voluntary and may be terminated or resumed at any time without penalty by notice if received and processed by the Administrator prior to the dividend record date; otherwise, such termination or resumption will be effective with respect to any subsequently declared dividend or other distribution. Such notice will be effective with respect to a particular dividend or other distribution (together, a “Dividend”). Some brokers or dealers may automatically elect to receive cash on behalf of Shareholders who hold their Shares in the broker or dealer’s name and may reinvest that cash in additional Shares. Reinvested Dividends will increase the Fund’s assets on which the Investment Management Fee is payable to the Investment Adviser.

A Shareholder receiving Shares under the DRIP instead of cash distributions may still owe taxes and, because Fund Shares are generally illiquid, may need other sources of funds to pay any taxes due. The Fund reserves the right to cap the aggregate amount of any income dividends and/or capital gain distributions that are made in cash (rather than being reinvested) at a total amount of not less than 20% of the total amount distributed to Shareholders. In the event that Shareholders submit elections in aggregate to receive more than the cap amount of such a distribution in cash, any such cap amount will be prorated among those electing Shareholders.

All correspondence or questions concerning the DRIP should be directed to the Fund’s Administrator, UMB Fund Services, Inc. at 1-877-779-1999 or 235 West Galena Street, Milwaukee, WI 53212.

Repurchase Offers	The Fund provides a limited degree of liquidity to the Shareholders by conducting repurchase offers quarterly with a Valuation Date (as defined below) on or about April 5, July 5, October 6 and January 5 of each year. In each repurchase offer, the Fund may offer to repurchase its Shares at their NAV as determined as of approximately April 5, July 5, October 6 and January 5, of each year, as applicable (each, a “Valuation Date”). Each repurchase offer will be for no less than 5% of the Fund’s Shares outstanding, but if the value of Shares tendered for repurchase exceeds the value the Fund intended to repurchase, the Fund may determine to repurchase less than the full number of Shares tendered. In such event, Shareholders will have their Shares repurchased on a pro rata basis, and tendering Shareholders will not have all of their tendered Shares repurchased by the Fund. Shareholders tendering Shares for repurchase will be asked to provide written notice of their intent to do so by the date specified in the notice describing the terms of the applicable repurchase offer. See “REPURCHASE PROCEDURES.”

Risk Factors

The Fund is subject to substantial risks — including market risks, strategy risks, liquidity risks, Underlying Manager risks and risks associated with investments in Private Investment Vehicles and other assets. Private Investment Vehicles may not be registered as investment companies under the Investment Company Act and, therefore, the Fund will not be entitled to the various protections afforded by the Investment Company Act with respect to its investments in Private Investment Vehicles. While the Investment Adviser will attempt to moderate any risks of securities activities of the Underlying Managers, there can be no assurance that the Fund’s investment activities will be successful or that Shareholders will not suffer losses. The Investment Adviser will not have any control over the Underlying Managers, thus there can be no assurances that an Underlying Manager will manage its Private Investment Vehicles in a manner consistent with the Fund’s investment objective. There may also be certain conflicts of interest relevant to the management of the Fund, arising out of, among other things, activities of the Investment Adviser, its affiliates and employees with respect to the management of accounts for other clients as well as the investment of proprietary assets. Prospective investors should review carefully the “PRINCIPAL RISK FACTORS” section of this Prospectus. An investment in the Fund should only be made by investors who understand the risks involved and who are able to withstand the loss of the entire amount invested.

Accordingly, the Fund should be considered a speculative investment, and you should invest in the Fund only if you can sustain a complete loss of your investment. Past results of the Investment Adviser, its principals, the Predecessor Fund, the Fund, the Private Investment Vehicles or the Underlying Managers are not indicative of future results. See “PRINCIPAL RISK FACTORS.”

Summary of Taxation	The Fund has elected to be treated and expects to qualify as a RIC for federal income tax purposes and intends to maintain its RIC status each year. As a RIC, the Fund will generally not be subject to federal corporate income tax, provided it distributes all, or virtually all, of its net taxable income and gains each year. The Private Investment Vehicles may be subject to taxes, including withholding taxes, attributable to investments of the Private Investment Vehicles. U.S. investors in the Fund are not expected to be entitled to a foreign tax credit with respect to any of those taxes. See “TAXES.”

FUND FEES AND EXPENSES

The following tables describe the aggregate fees and expenses that the Fund expects to incur and that the Shareholders can expect to bear, either directly or indirectly, through an investment in the Fund. You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in Class A Shares. More information about these and other discounts is available from your financial professional and in the section titled “PURCHASING SHARES” beginning on page 62 of this Prospectus.

The Fund is a “fund of hedge funds.” As such, like all hedge fund investors, the Fund bears a pro rata share of the fees and expenses, including performance-based compensation, of the hedge fund vehicles in which it invests. The caption “Acquired Fund Fees and Expenses” in the table below sets forth the Fund’s pro rata share of these indirect expenses; these indirect expenses are also reflected in the example following the table. The Acquired Fund Fees and Expenses can be considered to be incurred indirectly by the Shareholders of the Fund but are not collected by or paid to the Investment Adviser or the Fund. The Acquired Fund Fees and Expenses are paid to, assessed and collected by the Underlying Managers of those Private Investment Vehicles in which the Fund invests and are common to all hedge fund investors.

SHAREHOLDER TRANSACTION EXPENSES:	Class A Shares	Class I Shares
Maximum Sales Charge (Load)(1) (as a percentage of purchase amount)	4.50%	None

ANNUAL EXPENSES:
(As a Percentage of Net Assets Attributable to Shares)(2)
Management Fee(3)	1.05%	1.05%
Distribution Fee(4)	0.75%	0.00%
Shareholder Servicing Fee(4)	0.25%	0.25%
Interest Expense	0.07%	0.07%
Other Expenses	1.05%	1.05%
Acquired Fund Fees and Expenses(5)	7.53%	7.53%
Total Annual Expenses	10.70%	9.95%
Less: Amount Paid or Absorbed Under Expense Limitation and Reimbursement Agreement(6)	(0.65)%	(0.65)%
Net Annual Expenses(7)	10.05%	9.30%

(1)	Investors in Class A Shares may be charged a sales charge of up to 4.50% of the purchase amount. For Class A Shares, no sales charge applies on investments of $500,000 or more, but a contingent deferred sales charge (“CDSC”) of 1.25% will be imposed on the repurchase of such Shares within 12 months of the date of purchase to the extent a finder’s fee was paid in connection with the purchase.

(2)	This table summarizes the expenses of the Fund and is designed to help investors understand the costs and expenses they will bear, directly or indirectly, by investing in the Fund. For purposes of determining net assets in fee table calculations, derivatives are valued at market value.

(3)	For its provision of advisory services to the Fund, the Investment Adviser receives an annual Management Fee, payable monthly in arrears, equal to 1.05% of the Fund’s average daily net assets during the month. The Management Fee will be paid to the Investment Adviser before giving effect to any repurchase of Shares in the Fund effective as of that date, and will decrease the net profits or increase the net losses of the Fund.

(4)	Pursuant to exemptive relief from the SEC, the Fund offers multiple classes of shares and has adopted a distribution and service plan for Class A Shares and Class I Shares. Investors in each Class of Shares may pay a Shareholder Servicing Fee of up to 0.25% on an annualized basis of the aggregate net assets of the Fund attributable to the Class. Investors in Class A Shares may pay a Distribution Fee of up to 0.75% on an annualized basis of the aggregate net assets attributable to Class A Shares for marketing and distribution expenses. See “DISTRIBUTION AND SERVICE PLAN.” It is estimated that Shareholders will pay 0.75% of the net asset value of the Class A Shares for marketing and distribution expenses, and 0.25% and 0.24% of the net asset value of the Class A Shares and Class I Shares, respectively, for shareholder servicing expenses.

(5)	In addition to the Fund’s direct expenses, the Fund indirectly bears a pro-rata share of the expenses of the Private Investment Vehicles. The Private Investment Vehicles generally charge, in addition to management fees calculated as a percentage of the average net asset value (“NAV”) of the Fund’s investment, performance-based fees generally from 15% to 30% of the net capital appreciation in the Fund’s investment for the year or other measurement period, subject to loss carryforward provisions, as defined in the respective Private Investment Vehicles’ offering documents. Acquired Fund Fees and Expenses have been restated to reflect the estimated fees that the Fund is expected to bear during the current fiscal year. In the future, these fees and expenses may be substantially higher or lower than reflected, because certain fees are based on the performance of the Private Investment Vehicles, which fluctuates over time. In addition, the Fund’s portfolio changes from time to time, which will result in different Acquired Fund Fees and Expenses.

(6)	The Investment Adviser has entered into an expense limitation and reimbursement agreement (the “Expense Limitation and Reimbursement Agreement”) with the Fund, whereby the Investment Adviser has agreed to waive fees that it would otherwise have been paid, and/or to assume expenses of the Fund (a “Waiver”), in the amount necessary to ensure that Total Annual Expenses (excluding any taxes, leverage interest, brokerage commissions, dividend and interest expenses on short sales, acquired fund fees and expenses, expenses incurred in connection with any merger or reorganization, and extraordinary expenses, such as litigation expenses) do not exceed 2.45% and 1.70% of the average daily net assets of Class A Shares and Class I Shares, respectively (the “Expense Limit”). The Expense Limitation and Reimbursement Agreement may not be terminated by the Fund or the Investment Adviser before May 31, 2027. After this date, the Expense Limitation and Reimbursement Agreement will automatically renew for consecutive one-year terms unless terminated by the Fund or the Investment Adviser upon 30 days’ advance written notice. For a period not to exceed three years from the date on which a Waiver is made, the Investment Adviser may recoup amounts waived or assumed, provided the Fund is able to effect such recoupment without causing the Fund’s expense ratio (after recoupment) to exceed the lesser of (i) the expense limit in effect at the time of the waiver and (ii) the expense limit in effect at the time of the recoupment.

(7)	Net Annual Expenses differ from the ratios of expenses to average net assets shown in the financial statements included in the Fund’s annual report, which do not reflect the portion of Acquired Fund Fees and Expenses that represent costs incurred at the Private Investment Vehicle level, as required to be disclosed in the above table.

The purpose of the table above is to assist prospective investors in understanding the various fees and expenses Shareholders will bear directly or indirectly. “Other Expenses,” as shown above, is an estimate based on anticipated investments in the Fund and anticipated expenses for the current fiscal year of the Fund’s operations, and includes, among other things, professional fees and other expenses that the Fund will bear, including initial and ongoing offering costs and fees and expenses of the Administrator and custodian. For a more complete description of the various fees and expenses of the Fund, see “MANAGEMENT OF THE FUND –Investment Management Fee,” “ADMINISTRATION,” “FUND FEES AND EXPENSES,” and “PURCHASING SHARES.”

The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that all distributions are reinvested at NAV and that the percentage amounts listed under annual expenses remain the same in the years shown (except that the example reflects the expense limitation for the one-year period and the first year of each additional period). The assumption in the hypothetical example of a 5% annual return is the same as that required by regulation of the SEC applicable to all registered investment companies. The assumed 5% annual return is not a prediction of, and does not represent, the projected or actual performance of the Shares.

EXAMPLE

	1 Year	3 Years	5 Years	10 Years
Class A Shares
You Would Pay the Following Expenses Based on the Imposition of the 4.50% Sales Charge and a $1,000 Investment in the Fund, Assuming a 5% Annual Return:	$139	$322	$485	$817

Class I Shares
You Would Pay the Following Expenses Based on a $1,000 Investment in the Fund, Assuming a 5% Annual Return:	$91	$272	$436	$779

The example is based on the annual fees and expenses of Class A Shares and Class I Shares set out in the table above and should not be considered a representation of future expenses. Actual expenses may be greater or less than those shown. Moreover, the rate of return of the Fund may be greater or less than the hypothetical 5% return used in the example. A greater rate of return than that used in the example would increase the dollar amount of the asset-based fees paid by the Fund.

FINANCIAL HIGHLIGHTS

The information contained in the tables below for the fiscal period from July 3, 2023 (commencement of operations) to March 31, 2024, and for the fiscal years ended March 31, 2025 and March 31, 2026, sets forth selected information derived from the Fund’s financial statements. Financial statements for the fiscal years ended March 31, 2025 and March 31, 2026 have been audited by Ernst & Young LLP, the Fund’s independent registered public accounting firm. Financial statements for the fiscal period ended March 31, 2024 were audited by the Fund’s former independent registered public accounting firm. Ernst & Young LLP’s report, along with the Fund’s financial statements and notes thereto, are included in the Fund’s annual report for the fiscal year ended March 31, 2026 (“Annual Report”), which is incorporated by reference into this Prospectus. You may obtain the Annual Report free of charge by writing to the Fund, c/o UMB Fund Services, Inc., 235 West Galena Street, Milwaukee, WI 53212, by calling the Fund toll-free at (877) 779-1999 or by following this hyperlink:https://www.sec.gov/Archives/edgar/data/1970466/000110465926071943/tm2614896d1_ncsr.htm . The information in the table below should be read in conjunction with each of those financial statements and the notes thereto.

First Trust Hedged Strategies Fund
Class A

Per share operating performance.
For a capital share outstanding throughout each period.

	For the Year Ended March 31, 2026	For the Year Ended March 31, 2025	For the Period July 3, 2023* Through March 31, 2024
Net asset value, beginning of period	$11.07	$10.68	$10.00
Income (Loss) from Investment Operations:
Net investment income (loss)[1]	(0.28)	(0.26)	(0.26)
Net realized and unrealized gain (loss)	1.35	0.80	1.09
Total from investment operations	1.07	0.54	0.83
Less Distributions:
From net investment income	(0.19)	(0.02)	(0.15)
From net realized gain	(0.16)	(0.13)	—
Total from distributions	(0.35)	(0.15)	(0.15)
Net asset value, end of period	$11.79	$11.07	$10.68
Total return[2]	9.65%	5.58%	7.87%[3]
Ratios and Supplemental Data:
Net assets, end of period (in thousands)	$126	$12	$1
Ratio of expenses to average net assets:[4,5]
Before fees waived and expenses absorbed	3.17%	3.49%	5.62%[6]
After fees waived and expenses absorbed	2.52%	2.52%	3.57%[6]
Ratio of net investment income (loss) to average net assets:[4,7]
Before fees waived and expenses absorbed	(2.99)%	(3.32)%	(5.52)%[6]
After fees waived and expenses absorbed	(2.34)%	(2.35)%	(3.47)%[6]
Portfolio turnover rate	10%	13%	7%[3]

* Commencement of operations of Class A Shares.

1 Based on average shares outstanding for the period.

2 Total returns would have been lower had expenses not been waived or absorbed by the Investment Adviser. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

3 Not annualized.

4 Ratios do not reflect the Fund’s proportionate share of the expenses of the Underlying Funds.

5 If interest expense and unused line of credit fees had been excluded, the expense ratios would have been lowered by 0.07% and 0.07%, for the years ended March 31, 2026 and March 31, 2025, respectively. For the period ended March 31, 2024, the ratios would have been lowered by 0.22%.

6 Annualized.

7 Ratios do not reflect the Fund’s proportionate share of the income and expenses of the investment funds.

First Trust Hedged Strategies Fund
Class I

Per share operating performance.
For a capital share outstanding throughout each period.

	For the Year Ended March 31, 2026	For the Year Ended March 31, 2025	For the Period July 3, 2023* Through March 31, 2024
Net asset value, beginning of period	$11.14	$10.65	$10.00
Income (Loss) from Investment Operations:
Net investment income (loss)[1]	(0.19)	(0.18)	(0.21)
Net realized and unrealized gain (loss)	1.36	0.85	1.04
Total from investment operations	1.17	0.67	0.83
Less Distributions:
From net investment income	(0.19)	(0.05)	(0.18)
From net realized gain	(0.16)	(0.13)	—
Total from distributions	(0.35)	(0.18)	(0.18)
Net asset value, end of period	$11.96	$11.14	$10.65
Total return[2]	10.48%	6.34%	8.42%[3]
Ratios and Supplemental Data:
Net assets, end of period (in thousands)	$61,465	$57,728	$49,045
Ratio of expenses to average net assets:[4,5]
Before fees waived and expenses absorbed	2.42%	2.74%	4.87%[6]
After fees waived and expenses absorbed	1.77%	1.77%	2.82%[6]
Ratio of net investment income (loss) to average net assets:[4,7]
Before fees waived and expenses absorbed	(2.23)%	(2.57)%	(4.76)%[6]
After fees waived and expenses absorbed	(1.58)%	(1.60)%	(2.71)%[6]
Portfolio turnover rate	10%	13%	7%[3]

* Commencement of operations of Class I Shares.

1 Based on average shares outstanding for the period.

2 Total returns would have been lower had expenses not been waived or absorbed by the Investment Adviser. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

3 Not annualized.

4 Ratios do not reflect the Fund’s proportionate share of the expenses of the Underlying Funds.

5 If interest expense and unused line of credit fees had been excluded, the expense ratios would have been lowered by 0.07% and 0.07%, for the years ended March 31, 2026 and March 31, 2025, respectively. For the period ended March 31, 2024, the ratios would have been lowered by 0.22%.

6 Annualized.

7 Ratios do not reflect the Fund’s proportionate share of the income and expenses of the investment funds.

USE OF PROCEEDS

The proceeds from the sale of Shares, not including the amount of any sales charges and the Fund’s fees and expenses (including, without limitation, offering expenses not paid by the Investment Adviser), will be invested by the Fund in accordance with the Fund’s investment objective and strategies as soon as practicable, but in no event later than three months after receipt, consistent with market conditions and the availability of suitable investments. Delays in investing the Fund’s assets may occur, for example, because of the time required to complete certain transactions, but any such delay will not exceed three months after the receipt of funds.

Pending the investment of the proceeds of any offering or any other available funds pursuant to the Fund’s investment objective and strategies, a portion of such amounts, which may include a substantial portion of the proceeds of an offering, may be invested in short-term debt securities or money market funds. In addition, subject to applicable law, the Fund may maintain a portion of its assets in cash or short-term securities or money market funds to meet operational needs, for temporary defensive purposes, or to maintain liquidity. The Fund may be prevented from achieving its objective during any period in which the Fund’s assets are not substantially invested in accordance with its principal investment strategies.

INVESTMENT OBJECTIVE AND STRATEGIES

INVESTMENT OBJECTIVE

The Fund’s investment objective is to seek long-term capital appreciation. The Fund is a fund of hedge funds and seeks to invest primarily in private investment vehicles, commonly known as “hedge funds,” managed by multiple third-party investment managers that employ a variety of alternative investment strategies (each a “Private Investment Vehicle” and together the “Private Investment Vehicles”). Because Private Investment Vehicles following alternative investment strategies (whether hedged or not) are often described as “hedge funds,” the investment program of the Fund can be referred to as a fund of hedge funds. There can be no assurance that the Fund will achieve its investment objective or that the Fund’s investment strategies will be successful.

The Fund’s investment objective is non-fundamental and may be changed by the Board without the approval of shareholders. The Fund will provide notice to Shareholders of such change.

INVESTMENT STRATEGIES AND OVERVIEW OF INVESTMENT PROCESS

The Investment Adviser seeks to achieve the Fund’s investment objective primarily by allocating the Fund’s assets to a group of Private Investment Vehicles that are managed by multiple independent investment managers (each, an “Underlying Manager” and collectively, the “Underlying Managers”). Under normal market conditions, the Fund seeks to achieve its investment objective by allocating at least 80% of its net assets (plus the amount of any borrowings for investment purposes), including any cash and cash equivalents held to cover unfunded commitments, to a portfolio of Private Investment Vehicles. The Fund’s cash and cash equivalents held to cover unfunded commitments to make equity investments in certain Private Investment Vehicles that the Fund reasonably expects to be called in the future are counted for purposes of measuring compliance with the 80% policy. The 80% policy may be changed by the Board without the vote of a majority (as defined in the 1940 Act) of the Fund’s outstanding Shares upon at least 60 days’ prior written notice to shareholders as long as (i) the Fund conducts a repurchase offer with at least 60 days’ prior notice of the policy change, (ii) the offer is not oversubscribed, and (iii) the Fund purchases shares at their net asset value. The Private Investment Vehicles in which the Fund invests pursue a variety of alternative investment strategies, including, without limitation relative value, credit, global macro, long/short equity, event driven, multi-strategy and mortgages strategies, and are expected to invest or trade in a wide range of assets. The Fund’s allocation among Private Investment Vehicles pursuing these strategies will vary over time in response to changing market opportunities.

Subject to applicable limits of the Investment Company Act, during normal market conditions, the Fund may also invest up to 20% of its net assets, plus the amount of any borrowings for investment purposes, in cash or cash equivalents, liquid fixed-income securities and other credit instruments, publicly-traded equity securities, mutual funds, money market funds, and exchange-traded funds. Such investments would be used to manage its liquidity, hedge exposures deemed too risky or to invest in strategies not employed by the Fund’s Private Investment Vehicles. Such investments could also be used to hedge a position in a Private Investment Vehicle that is locked-up or difficult to sell. Direct investments could include U.S. and foreign equity securities, debt securities and derivatives related to such instruments, including futures and options thereon. The notional value of the Fund’s investments in derivative instruments will be used for purposes of determining compliance with the Fund’s 80% policy. The Fund, and the Private Investment Vehicles in which it invests, may invest in U.S. and foreign securities, including in emerging markets.

Descriptions of the principal strategies to be employed by the Private Investment Vehicles in which the Fund expects to principally invest are as follows:

●	Relative Value or Arbitrage. Relative value strategies attempt to take advantage of relative pricing discrepancies between Financial Instruments (defined below). Financial Instruments are sometimes mispriced relative to an underlying financial instrument, related financial instruments, groups of financial instruments or the overall market. Underlying Managers may employ mathematical, technical or fundamental analyses to identify these opportunities, and frequently hedge positions to isolate the discrepancy and minimize market risk. The investments may represent either short-term trading opportunities or longer-term fundamental judgment on the relative performance of a financial instrument.

●	Credit. In general, credit-based investment strategies take exposure to credit-sensitive financial instruments based upon credit analysis of issuers and such financial instruments, and credit market views. Often, a corporate event results in the re-pricing of these securities, which may lead to profits. In the event of bankruptcy or default, investment-grade securities usually have priority over others in the capital structure. The distressed and high-yield sub-strategy involves investing in the securities of companies experiencing financial or operational difficulties or otherwise having below investment grade credit ratings. These securities may trade at substantial discounts to par value and are commonly referred to as “high yield” securities or “junk bonds.” The Fund’s exposure to below investment grade instruments involves certain risks, including speculation with respect to the issuer’s capacity to pay interest and repay principal when due. See “PRINCIPAL RISK FACTORS — LOW CREDIT QUALITY SECURITIES” below. Profits are made based on two kinds of mispricings: (i) fundamental or intrinsic value and (ii) relative value between comparable securities. Investment managers also may take long/short positions throughout the capital structure of leveraged companies to implement a negative or positive credit view in the marketplace with the intention of offering better risk-adjusted returns rather than being outright long or short the market. The strategy may not have any geographic limitation or diversification, concentration, or other collateral attributes. The investment managers may trade across the entire fixed income spectrum, including, without limitation: notes, bonds, commercial papers, debentures and other fixed income securities (whether issued by private or public entities, rated or unrated, interest-only or principal-only); asset-backed securities, mortgage-backed securities, collateralized debt obligations, collateralized loan obligations, and other financial instruments backed by physical collateral or other financial obligations; whole loans, both mortgage and otherwise, held in raw form or through structures or operating companies, residual interests, preferred shares and other financial instruments; and credit-based derivative instruments.

●	Global Macro. Global asset allocators invest over the widest variety of both markets and financial instrument types. These strategies tend to be based on top-down economic analysis and are usually directionally biased (i.e., unhedged) and opportunistic in nature. These strategies have few restrictions, coupled with higher potential risks. Investment managers who use these strategies generally will invest in any market, anywhere in the world, using any financial instrument type (stock, bonds, currencies, commodities and derivatives). Some use trading systems to generate buy and sell signals.

●	Long/Short Equity. Equity long/short strategies consist of taking both long and short positions in equity securities that an investment manager considers to be under or overvalued. Investment managers pursuing equity long/short strategies frequently employ bottom-up fundamental research to identify equity securities that either should perform well (in which case the securities will be held long) or poorly (in which case the equities will be sold short). Technical analysis may be used; however, many place those who use technical analysis in the relative value category. Typically, investment managers employing long/short equity techniques hold some combination of both long and short positions that will at least partly offset one another to minimize market risk.

●	Event Driven. Event driven strategies center on investing in securities of companies facing major corporate events. Mergers and acquisitions are the most prevalent type of event; however, restructurings, spin-offs and significant litigation also present opportunities. Event driven strategies are research intensive and require continual review of announced and anticipated events. The investment manager’s goal is to uncover investment combinations (both long and short, or either long or short) that exhibit favorable risk and reward characteristics based on the probability that the event will occur. The investments are usually hedged to ensure that the investment will generate a return that can be forecast with reasonable accuracy if events unfold as anticipated.

●	Multi-Strategy. The investment objective of this type of strategy is to achieve attractive, risk-adjusted rates of return pursuant to a “multi-manager, multi-strategy” investment approach by identifying and allocating its capital among a number of independent investment advisors each of whom employs a wide range of alternative investment strategies. While certain of the independent investment advisors may diversify their investment and trading activities, others may focus primarily on certain markets, sectors or geographic regions.

●	Mortgages. The investment objective of this type of strategy is to achieve attractive, risk-adjusted rates of return by concentrating primarily on investment strategies that focus on financial instruments drawn principally from the residential and commercial mortgage markets. The investment managers of the Private Investment Vehicles may trade across the entire fixed income spectrum, including, without limitation, residential mortgage-backed securities, commercial mortgage-backed securities, stripped mortgage-backed securities, collateralized mortgage obligations, whole loan mortgages, and a variety of other mortgage-related derivative instruments. Investments made by the Private Investment Vehicles may range from unrated (first-loss) securities to AAA senior securities.

See “PRINCIPAL RISK FACTORS—STRATEGY RISKS.”

All trading for each Private Investment Vehicle generally takes place under the authority of the Underlying Manager of such Private Investment Vehicle. In managing a Private Investment Vehicle, an Underlying Manager may trade, buy, sell (including sell short) and otherwise acquire, hold, dispose of (using margin and other forms of leverage) and deal in (directly and indirectly through other investment vehicles), financial instruments and other rights and interests in the primary or secondary markets, including, without limitation, listed and unlisted, registered and unregistered securities of various U.S. and international issuers, including, but not limited to, equity and equity-related securities (e.g., common stock, preferred stock, stock warrants and rights, convertible securities, “new issues” and indices related to any of the foregoing), ETFs, notes, bonds, commercial paper, debentures, repurchase and reverse repurchase agreements, warrants, debt instruments and other fixed income securities (corporate, derivative and governmental, rated and unrated, interest-only and principal-only and mortgage-backed), futures contracts and options on futures contracts traded on or subject to the rules of international exchanges or other boards of trade, forward contracts, other derivative instruments and commodity interests, including physical commodities, swap contracts and forward contracts; currencies; investment contracts, limited partnership interests, membership interests, limited liability company interests, mutual fund shares, as well as listed and over-the-counter options and other derivative instruments (including credit derivatives) on all of the above instruments, and rights to acquire the same of public and private issuers throughout the world; other instruments, rights and interests in personal property; and such other instruments or interests as the Underlying Manager to such Private Investment Vehicle deems appropriate (collectively, “Financial Instruments”).

The Investment Adviser has full discretion over the selection of, and allocation and reallocation of Fund’s assets among, Private Investment Vehicles. Accordingly, the success of the Fund depends on the Investment Adviser’s ability to determine appropriate allocations and relative weightings among the Private Investment Vehicles. The Investment Adviser does not expect to allocate the Fund’s assets equally among the Private Investment Vehicles and the relative allocations among the Private Investment Vehicles are expected to change (perhaps materially) from time to time.

Investment Process

The Investment Adviser is responsible for the sourcing, selection and monitoring of the various Private Investment Vehicles and their Underlying Managers. The Investment Adviser employs both quantitative and qualitative analysis, as well as operational due diligence and ongoing monitoring, as part of its multi-step Underlying Manager selection process (as described below). The Investment Adviser specializes in identifying and vetting unique investment opportunities. The investment process is a multi-step approach that evaluates a variety of factors which may include the Underlying Manager’s (i) investment thesis; (ii) strategy; (iii) portfolio construction; (iv) risk management; (v) quality/depth of investment team; (vi) operational infrastructure; and (vii) culture of compliance. In selecting a particular Private Investment Vehicle to which the Fund will allocate assets, the Investment Adviser also considers, among other things, (i) the Private Investment Vehicle’s and its Underlying Manager’s past performance and reputation; (ii) the degree to which a specific Underlying Manager or Private Investment Vehicle complements and balances the Fund’s portfolio and correlates to the strategies employed by other Underlying Managers and Private Investment Vehicles selected by the Fund; (iii) the fees payable in connection with a particular investment; (iv) the size of assets managed; (v) the continued favorable outlook for the strategy employed; and (vi) the ability of the Fund to make withdrawals or liquidate its investment.

In reviewing the degree to which a specific Underlying Manager or Private Investment Vehicle complements and balances the Fund’s portfolio, the Investment Adviser utilizes quantitative methods to calculate correlations among Private Investment Vehicles. The Investment Adviser will consider the fees payable in connection with a particular investment in order to evaluate execution and compare net returns. The Investment Adviser will also consider the assets under management of the Underlying Managers in order to evaluate whether the Underlying Managers are appropriate for the respective underlying strategies, given that certain strategies may be more or less appropriate at different asset levels. In an effort to optimize its investment program, the Fund may allocate a portion of its capital to Underlying Managers who lack historical track records but, in the Investment Adviser’s judgment, offer exceptional potential.

The Underlying Manager selection process is managed by the Investment Adviser’s Research Team, FT Alternative Investment Research, which maintains broad coverage of all of the Investment Adviser’s investment portfolios. This dedicated team of roughly a dozen professionals spends the vast majority of their time conducting investment due diligence and operational due diligence on prospective managers, as well as oversight for existing managers with which the Fund has capital invested. The initial diligence process is highly iterative and consists of several initial calls and meetings to better understand an Underlying Manager’s pedigree, investment strategy, operating history, proprietary workflow, portfolio construction methodology, risk management philosophy, and broader business plan. Those initial calls and meetings ultimately culminate with an exhaustive onsite meeting with the key front office team members from an investment due diligence perspective, and mid/back-office resources from an operational due diligence perspective. Ultimately, if an Underlying Manager makes it through each one of those iterations, it is presented to the Investment Adviser’s investment committee for formal approval.

Once approved, the Investment Adviser performs a series of on-going investment and operational analyses, which may include, but are not limited to, analysis of performance and exposure data, as well as conducting periodic calls and on-site visits with the Private Investment Vehicles’ Underlying Managers.

The Fund seeks to balance exposure across a varied subset of Underlying Managers that fit the Fund’s investment strategies and objectives, as well as the Fund’s liquidity requirements.

Cash Management

It is expected that the Fund’s assets will not be fully invested at all times. The Fund may maintain a portion of its assets in cash, deposit, call or current accounts or invest in short-term instruments, such as short-term debt instruments, money market funds, government securities, certificates of deposit, bankers’ acceptances or similar cash equivalents, until such time when suitable investment opportunities become available, to meet the expense needs of the Fund and/or to fund repurchases or for such other purposes as may be determined by the Investment Adviser.

Wholly-owned Subsidiaries

The Fund may make investments through direct and indirect wholly-owned subsidiaries (“Subsidiaries”). Such Subsidiaries will not be registered under the Investment Company Act; however, the Fund will wholly own and control any Subsidiaries. The Fund does not intend to create or acquire primary control of any entity that primarily engages in investment activities in securities or other assets, other than Subsidiaries. Each Subsidiary will be subject to the same fundamental, non-fundamental and certain other investment restrictions as the Fund. The Fund and Subsidiary will test for compliance with certain investment restrictions on a consolidated basis. The Fund will also comply with Section 18 of the Investment Company Act governing capital structure and leverage on an aggregate basis with each Subsidiary so that the Fund treats a Subsidiary’s debt as its own for purposes of Section 18. Each Subsidiary will comply with Section 17 of the Investment Company Act relating to affiliated transactions and custody. The Investment Adviser will serve as investment adviser to the Subsidiary. Although a Subsidiary will not be registered under the Investment Company Act, the Investment Adviser complies with provisions of the Investment Company Act relating to investment advisory contracts with respect to the Subsidiary.

Co-Investment

The Fund may co-invest alongside one or more other investment funds or investment vehicles managed, sponsored or advised by the Investment Adviser or its affiliates. The Fund is subject to certain limitations relating to co-investments and joint transactions with affiliates, which, in certain circumstances, likely may limit the Fund’s ability to make investments or enter into other transactions alongside other clients. The Fund and Investment Adviser have been granted an Exemptive Order from the SEC that permits the Fund to participate in certain negotiated investments alongside other funds managed by the Investment Adviser or certain of its affiliates outside the parameters of Section 17 of the Investment Company Act, subject to certain conditions. The Investment Adviser will not cause the Fund to engage in certain investments alongside affiliates unless such investments are permitted under the Exemptive Order or unless such investments are not prohibited by Section 17(d) of the Investment Company Act or interpretations of Section 17(d) as expressed in SEC no-action letters or other available guidance. The Fund could be limited in its ability to invest in certain investments in which the Investment Adviser or any of its affiliates are investing or are invested.

Temporary Defensive Measures

During temporary defensive periods, for up to 90 consecutive days, the Fund may deviate from its investment policies and objective. During such periods, the Fund may invest up to 100% of its total assets in cash or cash equivalents, including short- or intermediate-term U.S. Treasury securities, as well as other short-term investments, including high quality, short-term debt securities. There can be no assurance that such techniques will be successful. Accordingly, during such periods, the Fund may not achieve its investment objective.

Investment Policies and Restrictions

The Fund will continue to attempt to expand its holdings in Private Investment Vehicles, and, as a result, will typically hold interests in no fewer than three Private Investment Vehicles at any one time. The Fund also expects to continue to allocate its holdings among broad categories of investment strategies that may include all phases of investment in publicly traded securities.

Some of the Underlying Managers may invest, from time to time, in equity securities that are not listed on securities exchanges and that may be illiquid. The investments of the Underlying Managers may from time to time be concentrated in a particular industry or industries.

A significant portion of the Fund’s investments are in the form of interests that are not offered pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”), and issued by entities organized as partnerships under United States law, but not registered as investment companies under the Investment Company Act. Subject to applicable law, the Fund may, from time to time in the future, also invest directly in securities pursuant to a discretionary investment advisory agreement with an investment manager. However, the Fund does not have any current intention to invest directly in securities pursuant to a discretionary investment advisory agreement with an investment manager. Any such future investments would be made subject to applicable law and such an investment manager would be treated as an investment adviser to the Fund in accordance with the Investment Company Act.

No Restrictions on Investment Strategies

Unless otherwise specified, the investment policies and limitations of the Fund are not considered to be fundamental by the Fund and can be changed without a vote of the Shareholders. Certain investment restrictions specifically identified as such in the Statement of Additional Information (the “SAI”) are considered fundamental and may not be changed without approval by holders of a “majority of the outstanding voting securities” of the Fund. As defined in the Investment Company Act, when used with respect to particular units of the Fund, a “majority of the outstanding voting securities” means: (i) 67% or more of the Shares present at a meeting, if the holders of more than 50% of the Shares are present or represented by proxy; or (ii) more than 50% of the Shares, whichever is less.

The foregoing description represents a general summary of the Investment Adviser’s current approach to the Fund’s portfolio construction. Over time, markets change and the Investment Adviser will seek to capitalize on attractive opportunities wherever they might be. Depending on conditions and trends in securities markets and the economy generally, the Investment Adviser may employ other non-principal strategies or techniques that it considers appropriate and in the best interest of the Fund.

USE OF LEVERAGE

The Fund is permitted to borrow money or issue debt securities in an amount up to 33 1/3% of its total assets in accordance with the Investment Company Act. The Fund has established a credit line to borrow money for a range of non-investment purposes, including financing the repurchase of its Shares or to otherwise provide the Fund with liquidity, which otherwise might require untimely dispositions of Fund securities. There is no assurance, however, that the Fund will continue to maintain a credit line or that it will be able to timely repay any borrowings under such credit line, which may result in the Fund incurring leverage on its portfolio investments from time to time. The rights of any lenders to the Fund to receive payments of interest or repayments of principal will be senior to those of the Shareholders and the terms of any borrowings may contain provisions that limit certain activities of the Fund. The Fund also may borrow money from banks or other lenders for temporary purposes in an amount not to exceed 5% of the Fund’s assets. Such temporary borrowings are not subject to the asset coverage requirements discussed above.

The Fund, as the borrower, has entered into a credit agreement, as amended (the “Credit Agreement”), with TriState Capital Bank as the lender. The Credit Agreement provides for borrowings on a committed basis in an aggregate principal amount up to $4,000,000, which amount may be increased from time to time upon mutual agreement by the parties. The expiration date of the Credit Agreement is October 13, 2026. In connection with the Credit Agreement, the Fund has made certain customary representations and warranties and is required to comply with various customary covenants, reporting requirements and other requirements, including maintaining a loan to value ratio of 3 to 1 at any time. The Credit Agreement contains events of default customary for similar financing transactions, including: (i) the failure to make principal, interest or other payments when due after the applicable grace period; (ii) the insolvency or bankruptcy of the Fund; or (iii) a change of management of the Fund. Upon the occurrence and during the continuation of an event of default, the lender may declare the outstanding advances and all other obligations under the Credit Agreement immediately due and payable. The Fund’s obligations to the lender under the Credit Agreement are secured by a first-priority security interest in substantially all of the assets of the Fund. For the year ended March 31, 2026, the Fund incurred a cost related to the setup and maintenance of the Credit Agreement and for the quarterly average daily unused portion of the revolving commitment. During the year ended March 31, 2026, the Fund had outstanding borrowings for forty-six (46) days, with an average annualized interest rate of 6.34%, an average daily loan balance of $1,169,565 and a maximum loan amount outstanding of $2,100,000. As of March 31, 2026, the Fund had $0 in outstanding borrowings. The Fund complies with Section 8 and Section 18 of the Investment Company Act, governing investment policies and capital structure and leverage. The Fund may enter into derivatives or other transactions that may provide leverage (other than through borrowings). The Fund has adopted procedures for investing in derivatives and other transactions in compliance with Rule 18f-4 under the Investment Company Act. The Fund intends to be a limited derivatives user under Rule 18f-4 of the Investment Company Act. As a limited derivatives user, the Fund’s derivatives exposure, excluding certain currency and interest rate hedging transactions, may not exceed 10% of its net assets. This restriction is not fundamental and may be changed by the Fund without a shareholder vote.

Underlying Managers may use leverage in their respective trading strategies, Private Investment Vehicles may utilize bank and/or broker-provided financing to varying degrees. In addition, the low margin and collateral deposits required to trade certain financial instruments may permit a high degree of leverage. The degree of leverage that a Private Investment Vehicle may utilize may not be limited to any predetermined level but will be subject to applicable legal or bank or broker-imposed leverage limitations, to the extent applicable. Accordingly, the Fund, through these investments, may be exposed to higher levels of leverage than the Fund is permitted to, including a greater risk of loss with respect to such investments as a result of higher leverage employed by such entities.

Effects of Leverage.

Assuming the use of leverage in the amount of 5% of the Fund’s total assets and an annual interest rate on leverage of 6.34% payable on such leverage based on estimated market interest rates as of the date of this Prospectus, the additional income that the Fund must earn (net of estimated expenses related to leverage) in order to cover such interest payments is 0.32%. The Fund’s actual cost of leverage will be based on market interest rates at the time the Fund undertakes a leveraging strategy, and such actual cost of leverage may be higher or lower than that assumed in the previous example.

The following table is furnished in response to requirements of the SEC. It is designed to illustrate the effect of leverage on total return on Shares, assuming investment portfolio total returns (comprised of income, net expenses and changes in the value of investments held in the Fund’s portfolio) of -10%, -5%, 0%, 5% and 10%. These assumed investment portfolio returns are hypothetical figures and are not necessarily indicative of what the Fund’s investment portfolio returns will be. In other words, the Fund’s actual returns may be greater or less than those appearing in the table below. The table further reflects the use of leverage representing approximately 5% of the Fund’s assets after such issuance and the Fund’s currently projected annual interest rate of 6.34%. See “PRINCIPAL RISK FACTORS — BORROWING, USE OF LEVERAGE.” The table does not reflect any offering costs of Shares.

Assumed Portfolio Return (Net of Expenses)	-10.00%	-5.00%	0.00%	5.00%	10.00%
Corresponding Return to Shareholder	-10.82%	-5.57%	-0.32%	4.94%	10.19%

Total return is composed of two elements — the dividends on Shares paid by the Fund (the amount of which is largely determined by the Fund’s net investment income after paying the cost of leverage) and realized and unrealized gains or losses on the value of the securities the Fund owns. As the table shows, leverage generally increases the return to Shareholders when portfolio return is positive or greater than the costs of leverage and decreases return when the portfolio return is negative or less than the costs of leverage.

PRINCIPAL RISK FACTORS

All investments carry risks to some degree. The Fund cannot guarantee that its investment objective will be achieved or that its strategy of investing in the Private Investment Vehicles will be successful. An investment in the Fund involves substantial risks, including the risk that the entire amount invested may be lost. The Fund allocates its assets to Underlying Managers and invests in Private Investment Vehicles that invest in and actively trade securities and other financial instruments using a variety of strategies and investment techniques that may involve significant risks. Various other types of risks are also associated with investments in the Fund, including risks relating to the fund of funds structure of the Fund, risks relating to compensation arrangements and risks relating to the limited liquidity of the Shares. Below is a list of principal risks of investing in the Fund. Different risks may be more significant at different times, depending on market conditions.

GENERAL RISKS

REPURCHASE OFFERS; LIMITED LIQUIDITY. Shares in the Fund provide limited liquidity since Shareholders will not be able to redeem Shares on a daily basis. A Shareholder may not be able to tender its Shares in the Fund promptly after it has made a decision to do so. In addition, with very limited exceptions, Shares are not transferable, and liquidity will be provided only through repurchase offers made quarterly by the Fund. Shares in the Fund are therefore suitable only for investors who can bear the risks associated with the limited liquidity of Shares and should be viewed as a long-term investment.

The Fund is a closed-end investment company structured as an “interval fund” and, as such, has adopted a fundamental policy to make quarterly repurchase offers, at per-class NAV, of not less than 5% and not more than 25% of the Fund’s outstanding Shares on the repurchase request deadline, pursuant to Rule 23c-3 under the Investment Company Act. The Fund will offer to purchase only a small portion of its Shares each quarter, and there is no guarantee that Shareholders will be able to sell all of the Shares that they desire to sell in any particular repurchase offer. If a repurchase offer is oversubscribed, the Fund may repurchase only a pro rata portion of the Shares tendered by each Shareholder. The potential for proration may cause some investors to tender more Shares for repurchase than they wish to have repurchased or result in investors being unable to liquidate all or a given percentage of their investment during the particular repurchase offer.

Repurchase offers generally are funded from available cash (including, if necessary, offering proceeds) or sales of portfolio investments but may be funded with borrowings. However, the repurchase of Shares by the Fund decreases the assets of the Fund and, therefore, may have the effect of increasing the Fund’s expense ratio and portfolio turnover. Repurchase offers and the need to fund repurchase obligations may also affect the ability of the Fund to be fully invested or force the Fund to maintain a higher percentage of its assets in liquid investments, which may harm the Fund’s investment performance. Moreover, diminution in the size of the Fund through repurchases, without offsetting new sales, may result in untimely sales of portfolio investments and a higher expense ratio, and may limit the ability of the Fund to participate in new investment opportunities or to achieve its investment objective. The sale of securities to fund repurchases could reduce the market price of those securities, which in turn would reduce the Fund’s NAV. If the Fund uses leverage, repurchases of Shares may compound the adverse effects of leverage in a declining market. In addition, if the Fund borrows money to finance repurchases, interest on that borrowing will negatively affect Shareholders who do not tender their Shares by increasing Fund expenses and reducing any net investment income.

In addition, to the extent the Fund sells portfolio holdings in order to fund repurchase requests, the repurchase of Shares by the Fund may be a taxable event for the Shareholders of repurchased Shares, and potentially even for Shareholders that do not participate in the repurchase offer. Repurchase offers, if funded from offering proceeds, may constitute a return of capital. Any capital returned to Shareholders through the repurchase of Shares will be distributed after payment of Fund fees and expenses. See “SHAREHOLDER TAXATION” below.

Notices of each repurchase offer are sent to shareholders at least 21 days before the “Repurchase Request Deadline” (i.e., the date by which Shareholders must tender their Shares in response to a repurchase offer). The Fund determines the NAV applicable to repurchases no later than fourteen (14) days after the Repurchase Request Deadline (or the next business day, if the 14th day is not a business day) (the “Repurchase Pricing Date”). If a Shareholder tenders all of its Shares (or a portion of its Shares) in connection with a repurchase offer made by the Fund, that tender may not be rescinded by the Shareholder after the Repurchase Request Deadline. A Shareholder will not know its repurchase price until after it has irrevocably tendered its Shares. See “OFFERS TO REPURCHASE” and “REPURCHASE PROCEDURES.” Shareholders may be subject to market risk in relation to the tender of their Shares for repurchase because like other market investments, the value of the Fund’s Shares may move up or down, sometimes rapidly and unpredictably, between the date a repurchase offer terminates and the repurchase date. Likewise, because the Fund’s investments may include securities denominated in foreign currencies, changes in currency values between the date a repurchase offer terminates and the repurchase date may also adversely affect the value of the Fund’s shares.

In certain circumstances, the Board may require a Shareholder to tender its Shares if, among other reasons, the Board determines that continued ownership of such Shares by the Shareholder may be harmful or injurious to the business or reputation of the Fund, or may subject the Fund or any Shareholder to an undue risk of adverse tax or other fiscal consequences, or would otherwise be in the best interests of the Fund.

RECENT MARKET CIRCUMSTANCES. The value of the Fund’s investments may increase or decrease in response to expected, real or perceived economic, political or financial events in the U.S. or global markets. The frequency and magnitude of such changes in value cannot be predicted. Certain securities and other investments held by the Fund may experience increased volatility, illiquidity, or other potentially adverse effects in response to changing market conditions, inflation/deflation, changes in interest rates, lack of liquidity in the bond or equity markets, and volatility in the equity markets. U.S. or global markets may be adversely affected by uncertainties and events or the threat or potential of one or more such events and developments in the U.S. and around the world, such as major cybersecurity events, geopolitical events (including wars, terror attacks, natural disasters, spread of infectious disease (including epidemics or pandemics) or other public health emergencies), social unrest, political developments, changes in government policies, taxation, threatened or actual imposition of tariffs, restrictions on foreign investment and currency repatriation, currency fluctuations and developments in the laws and regulations in the U.S. and other countries, or other political, regulatory, economic and social developments, and developments that impact specific economic sectors, industries or segments of the market.

In the first half of 2025, the United States enacted or proposed to enact significant new tariffs, and various federal agencies have been directed to further evaluate key aspects of U.S. trade policy, which could potentially lead to significant changes to current policies, treaties, and tariffs. Significant uncertainty about the future relationship between the U.S. and other countries with respect to such trade policies, treaties and tariffs continues to exist. The United States has also recently engaged in armed conflict in the Middle East. These developments, or the perception that any of them could occur, may have a material adverse effect on global trade, in particular, trade between the impacted nations and the U.S.; the stability of global financial markets; and global economic conditions.

The Fund cannot predict the effects or likelihood of such events on the U.S. and global economies, the value of the Shares or the NAV of the Fund. The issuers of securities, including those held in the Fund’s portfolio, could be materially impacted by such events which may, in turn, negatively affect the value of such securities or such issuers’ ability to make interest payments or distributions to the Fund. These risks may be magnified if certain events or developments adversely interrupt the global supply chain; in these and other circumstances, such risks might affect companies worldwide due to increasingly interconnected global economies and financial markets.

GOVERNMENT INTERVENTION IN FINANCIAL MARKETS. Instability in the financial markets in the recent past led the U.S. Government and foreign governments to take a number of unprecedented actions designed to support certain financial institutions and segments of the financial markets that experienced extreme volatility, and in some cases a lack of liquidity. Future market conditions could lead to similar such actions. See “PRINCIPAL RISK FACTORS — RECENT MARKET CIRCUMSTANCES” above. U.S. federal and state governments and foreign governments, their regulatory agencies or self-regulatory organizations may take actions that affect the regulation of the securities in which the Fund invests, or the issuers of such securities, in ways that are unforeseeable and on an “emergency” basis with little or no notice with the consequence that some market participants’ ability to continue to implement certain strategies or manage the risk of their outstanding positions will be suddenly and/or substantially eliminated or otherwise negatively implicated. Given the complexities of the global financial markets and the limited time frame within which governments have been able to take action, these interventions have sometimes been unclear in scope and application, resulting in confusion and uncertainty, which in itself has been materially detrimental to the efficient functioning of such markets as well as previously successful investment strategies. Decisions made by government policy makers could exacerbate any economic difficulties. Issuers might seek protection under the bankruptcy laws. Legislation or regulation may also change the way in which the Fund itself is regulated. Such legislation or regulation could limit or preclude the Fund’s ability to achieve its investment objective.

BORROWING, USE OF LEVERAGE. The strategies implemented by the Underlying Managers typically are leveraged. The use of leverage increases both risk of loss and profit potential. The Fund is subject to the Investment Company Act requirement that an investment company satisfy an asset coverage requirement of 300% of its indebtedness, including amounts borrowed, measured at the time the investment company incurs the indebtedness. This means that at any given time the value of the Fund’s total indebtedness may not exceed one-third of the value of its total assets (including such indebtedness). The Fund may be required to dispose of assets on unfavorable terms if market fluctuations or other factors reduce the Fund’s asset coverage to less than the prescribed amount. These limits do not apply to the Private Investment Vehicles and, therefore, the Fund’s portfolio may be exposed to the risk of highly leveraged investment programs of certain Private Investment Vehicles.

LEGAL, TAX AND REGULATORY.  Legal, tax and regulatory changes could occur that may materially adversely affect the Fund. For example, the regulatory and tax environment for derivative instruments in which the Fund and Underlying Managers may participate is evolving, and changes in the regulation or taxation of derivative instruments may materially adversely affect the value of derivative instruments held by the Fund and the ability of the Fund to pursue its trading strategies. On October 28, 2020, the SEC adopted Rule 18f-4 under the Investment Company Act relating to a registered investment company’s use of derivatives and related instruments. Rule 18f-4 prescribes specific value-at-risk leverage limits for certain derivatives users and requires certain derivatives users to adopt and implement a derivatives risk management program (including the appointment of a derivatives risk manager and the implementation of certain testing requirements), and prescribes reporting requirements in respect of derivatives. Subject to certain conditions, if a fund qualifies as a “limited derivatives user,” as defined in Rule 18f-4, it is not subject to the full requirements of Rule 18f-4. In connection with the adoption of Rule 18f-4, the SEC rescinded certain of its prior guidance regarding asset segregation and coverage requirements in respect of derivatives transactions and related instruments. With respect to reverse repurchase agreements or other similar financing transactions in particular, Rule 18f-4 permits a fund to enter into such transactions if the fund either (i) complies with the asset coverage requirements of Section 18 of the Investment Company Act, and combines the aggregate amount of indebtedness associated with all tender option bonds or similar financing with the aggregate amount of any other senior securities representing indebtedness when calculating the relevant asset coverage ratio, or (ii) treats all tender option bonds or similar financing transactions as derivatives transactions for all purposes under Rule 18f-4. The Fund has adopted procedures for investing in derivatives and other transactions in compliance with Rule 18f-4. The Fund intends to continue to be treated as a limited derivatives user under Rule 18f-4. As a limited derivatives user, the Fund’s derivatives exposure, excluding certain currency and interest rate hedging transactions, may not exceed 10% of its net assets. This restriction is not fundamental and may be changed by the Fund without a Shareholder vote. Rule 18f-4 under the Investment Company Act may require the Fund and certain Underlying Managers to observe more stringent asset coverage and related requirements than were previously imposed by the Investment Company Act, which could adversely affect the value or performance of the Fund. Limits or restrictions applicable to the counterparties or issuers, as applicable, with which the Fund and Underlying Managers may engage in derivative transactions could also limit or prevent the Fund or Underlying Managers from using certain instruments.

Similarly, the regulatory environment for leveraged investors and for hedge funds generally is evolving, and changes in the direct or indirect regulation of leveraged investors or hedge funds may materially adversely affect the ability of the Fund to pursue its investment objective or strategies. Increased regulatory oversight and other legislation or regulation relating to hedge fund managers, hedge funds and funds of hedge funds could result. Such legislation or regulation could pose additional risks and result in material adverse consequences to the Private Investment Vehicles or the Fund and/or limit potential investment strategies that would have otherwise been used by the Underlying Managers or the Fund in order to seek to obtain higher returns.

As of the date hereof, there is uncertainty with respect to legislation, regulation and government policy at the federal, state and local levels, as respects U.S. trade, tax, healthcare, immigration, foreign and government regulatory policy. To the extent the U.S. Congress or presidential administration implements additional changes to U.S. policy, those changes may impact, among other things, the U.S. and global economy, international trade and relations, unemployment, immigration, healthcare, tax rates, the U.S. regulatory environment and inflation, among other areas. Until any additional policy changes are finalized, it cannot be known whether the Fund, Underlying Managers or their investments or future investments may be positively or negatively affected, or the impact of continuing uncertainty. Each prospective investor should also be aware that developments in the tax laws of the United States or other jurisdictions where the Fund or its Private Investment Vehicles invest could have a material effect on the tax consequences to the Shareholders. In the event of any such change in law, each Shareholder is urged to consult its own tax advisers.

LEGISLATION AND REGULATORY RISK. At any time after the date of this Prospectus, legislation or additional regulations may be enacted that could negatively affect the assets of the Fund or the issuers of such assets. Changing approaches to regulation may have a negative impact on the assets in which the Fund invests. Legislation or regulation may also change the way in which the Fund is regulated. New or amended regulations may be imposed by the Commodity Futures Trading Commission, the SEC, the Federal Reserve or other financial regulators, other governmental regulatory authorities or self-regulatory organizations that supervise the financial markets that could adversely affect the Fund. There can be no assurance that future legislation, regulation or deregulation will not have a material adverse effect on the Fund or will not impair the ability of the Fund to achieve its investment objective. The Fund also may be adversely affected by changes in the enforcement or interpretation of existing statutes and rules by these governmental authorities or self-regulatory organizations.

RELIANCE ON KEY PERSONS RISK. The Fund relies on the services of certain executive officers who have relevant knowledge of alternative investment strategies and familiarity with the Fund’s investment objective, strategies and investment features. The loss of the services of any of these key personnel could have a material adverse impact on the Fund.

DEPENDENCE ON THE INVESTMENT ADVISER. The Investment Adviser has its discretion to make all investment decisions for the Fund and therefore the Investment Adviser is responsible for the selection of, and allocation and reallocation of the Fund’s assets among, the Fund’s investments. The Investment Adviser may hire (subject to the approval of the Fund's Board and, except as otherwise permitted under the terms of any applicable exemptive relief obtained from the SEC, or by rule or regulation, a majority of the outstanding voting securities of the Fund) and thereafter supervise the investment activities of one or more sub-advisers engaged to carry out the investment program of the Fund. The success of the Fund depends on the Investment Adviser’s ability to select and construct an appropriate investment portfolio. The Investment Adviser’s judgment may be incorrect, and subjective decisions made by the Investment Adviser may cause the Fund to incur losses or to miss profit opportunities on which it could otherwise have capitalized. Any loss or turnover of the Investment Adviser’s personnel responsible for making investment decisions may have a material adverse effect on the operations and performance of the Fund.

NON-QUALIFICATION AS A RIC. If for any taxable year the Fund were to fail to qualify as a RIC under Subchapter M of Subtitle A, Chapter 1, of the Code, all of its taxable income would be subject to tax at regular corporate rates without any deduction for distributions. To qualify as a RIC, the Fund must meet three numerical requirements each year regarding (i) the diversification of the assets it holds, (ii) the income it earns, and (iii) the amount of taxable income that it distributes to Shareholders. These requirements and certain additional tax risks associated with investments in the Fund are discussed in “TAXES” in this Prospectus.

NON-DIVERSIFIED STATUS. The Fund is a “non-diversified” management investment company under the Investment Company Act. This means that the Fund may invest a greater portion of its assets in a limited number of issuers than would be the case if the Fund were classified as a “diversified” management investment company. Although the Investment Adviser follows a general policy of seeking to spread the Fund’s capital among multiple Private Investment Vehicles, the Investment Adviser may depart from such policy from time to time and one or more Private Investment Vehicles may be allocated a relatively large percentage of the Fund’s assets. Accordingly, the Fund may be subject to greater risk with respect to its portfolio securities than a “diversified” fund because changes in the financial condition or market assessment of a single issuer may cause greater fluctuation in the value of its interests. However, the Fund will be subject to diversification requirements applicable to RICs under the Code.

TEMPORARY DEFENSIVE STRATEGIES RISK. During temporary defensive periods, for up to 90 consecutive days, the Fund may deviate from its investment policies and objective. During such periods, the Fund may invest up to 100% of its total assets in cash or cash equivalents, including short- or intermediate-term U.S. Treasury securities, as well as other short-term investments, including high quality, short-term debt securities. There can be no assurance that such techniques will be successful. Accordingly, during such periods, the Fund may not achieve its investment objective.

POTENTIAL CONFLICT OF INTEREST RISK. The Investment Adviser and the portfolio managers of the Fund have interests which may conflict with the interests of the Fund. In particular, the Investment Adviser manages and/or advises other investment funds or accounts with the same or similar investment objectives and strategies as the Fund. As a result, the Investment Adviser and the Fund’s portfolio managers may devote unequal time and attention to the management of the Fund and those other funds and accounts, and may not be able to formulate as complete a strategy or identify equally attractive investment opportunities as might be the case if they were to devote substantially more attention to the management of the Fund. The Investment Adviser and the Fund’s portfolio managers may identify a limited investment opportunity that may be suitable for multiple funds and accounts, and the opportunity may be allocated among these several funds and accounts, which may limit the Fund’s ability to take full advantage of the investment opportunity. Additionally, transaction orders may be aggregated for multiple accounts for purpose of execution, which may cause the price or brokerage costs to be less favorable to the Fund than if similar transactions were not being executed concurrently for other accounts. Furthermore, it is theoretically possible that a portfolio manager could use the information obtained from managing a fund or account to the advantage of other funds or accounts under management, and also theoretically possible that actions could be taken (or not taken) to the detriment of the Fund. At times, a portfolio manager may determine that an investment opportunity may be appropriate for only some of the funds and accounts for which he or she exercises investment responsibility, or may decide that certain of the funds and accounts should take differing positions with respect to a particular security. In these cases, the portfolio manager may place separate transactions for one or more funds or accounts which may affect the market price of the security or the execution of the transaction, or both, to the detriment or benefit of one or more other funds and accounts. For example, a portfolio manager may determine that it would be in the interest of another account to sell a security that the Fund holds, potentially resulting in a decrease in the market value of the security held by the Fund.

Conflicts potentially limiting the Fund’s investment opportunities may also arise when the Fund and other clients of the Investment Adviser invest in, or even conduct research relating to, different parts of an issuer’s capital structure, such as when the Fund owns senior debt obligations of an issuer and other clients own junior tranches of the same issuer. In such circumstances, decisions over whether to trigger an event of default, over the terms of any workout, or how to exit an investment may result in conflicts of interest. In order to minimize such conflicts, a portfolio manager may avoid certain investment opportunities that would potentially give rise to conflicts with other clients of the Investment Adviser or result in the Investment Adviser receiving material, non-public information, or the Investment Adviser may enact internal procedures designed to minimize such conflicts, which could have the effect of limiting the Fund’s investment opportunities. Additionally, if the Investment Adviser acquires material non-public confidential information in connection with its business activities for other clients, a portfolio manager or other investment personnel may be restricted from purchasing securities or selling certain securities for the Fund or other clients.

The portfolio managers also may engage in cross trades between funds and accounts, may select brokers or dealers to execute securities transactions based in part on brokerage and research services provided to the Investment Adviser which may not benefit all funds and accounts equally and may receive different amounts of financial or other benefits for managing different funds and accounts. The Investment Adviser and its affiliates may provide more services to some types of funds and accounts than others.

The Fund and Investment Adviser have adopted policies and procedures that address the foregoing potential conflicts of interest, including policies and procedures to address the allocation of investment opportunities, execution of portfolio transactions, personal trading by employees and other potential conflicts of interest that are designed to ensure that all accounts of the Investment Adviser are treated equitably. There is no guarantee that the policies and procedures adopted by the Investment Adviser and the Fund will be able to identify or mitigate the conflicts of interest that arise between the Fund and any other investment funds or accounts that the Investment Adviser may manage or advise from time to time. For further information on potential conflicts of interest, see “INVESTMENT MANAGEMENT AND OTHER SERVICES — Conflicts of Interest” in the SAI.

TECHNOLOGY RISK. The Fund, the Private Investment Vehicles and their service providers and markets generally are susceptible to potential operational risks related to intentional and unintentional events that may cause the Fund, a Private Investment Vehicle or a service provider to lose proprietary information, suffer data corruption or lose operational capacity. There can be no guarantee that any risk management systems established by the Fund, Private Investment Vehicles, their service providers, or issuers of the securities in which the Fund or Private Investment Vehicles invest to reduce technology and cyber security risks will succeed, and the Fund and Private Investment Vehicles cannot control such systems put in place by service providers, issuers or other third parties whose operations may affect the Fund or Private Investment Vehicles. Recent technological developments in, and the increasingly widespread use of, artificial intelligence technologies may pose risks to the Fund. For instance, the economy may be significantly impacted by the advanced development and increased regulation of artificial intelligence technologies. As artificial intelligence technologies are used more widely, the profitability and growth of Fund holdings may be impacted, which could significantly impact the overall performance of the Fund. The legal and regulatory frameworks within which artificial intelligence technologies operate continue to rapidly evolve, and it is not possible to predict the full extent of current or future risks related thereto.

CYBERSECURITY RISK. The Fund and its service providers are susceptible to cyber security risks that include, among other things, theft, unauthorized monitoring, release, misuse, loss, destruction or corruption of confidential and highly restricted data; denial of service attacks; unauthorized access to relevant systems, compromises to networks or devices that the Fund and its service providers use to service the Fund’s operations; or operational disruption or failures in the physical infrastructure or operating systems that support the Fund and its service providers. The use of artificial intelligence and machine learning could exacerbate these risks or result in cyber security incidents that implicate personal data. Cyber-attacks against or security breakdowns of the Fund or its service providers may adversely impact the Fund and its shareholders, potentially resulting in, among other things, financial losses; the inability of Fund shareholders to transact business and the Fund to process transactions; inability to calculate the Fund’s NAV; violations of applicable privacy and other laws; regulatory fines, penalties, reputational damage, reimbursement or other compensation costs; and/or additional compliance costs. The Fund may incur additional costs for cyber security risk management and remediation purposes. In addition, cyber security risks may also impact issuers of securities in which the Fund invests, which may cause the Fund’s investment in such issuers to lose value. There can be no assurance that the Fund or its service providers will not suffer losses relating to cyber-attacks or other information security breaches in the future. The foregoing cybersecurity risks are also applicable to Private Investment Vehicles and their service providers.

DISASTER RECOVERY AND DATA SECURITY. In managing the Fund, the Investment Adviser relies on information technology and data management systems which can fail or be subject to interruption or destruction caused by natural or man-made occurrences such as extreme weather, fires, earthquakes, power loss, telecommunications failures, terrorist attacks, hacking, break-ins, sabotage, intentional acts of destruction, vandalism, or similar events or misconduct. Any failure, interruption, or destruction of the Investment Adviser’s information technology systems or data could have a material adverse impact on the operations of the Investment Adviser and/or the Fund. In addition, a breach in the security of the Investment Adviser’s systems could result in the theft, disclosure, or loss of investor, proprietary, and other sensitive information relating to the Investment Adviser and/or the Fund, which in turn could lead to litigation in which the Fund could incur liability. The Investment Adviser has in place information security, incident response, backup, and disaster recovery procedures intended to prevent or mitigate damage if such an event occurs. However, a breach could nevertheless occur, and such procedures could fail or be insufficient to avoid, mitigate, or remedy the breach. Moreover, the ever-changing methods and technologies used to obtain unauthorized access to systems through means such as third-party acts, computer error, malicious code, employee error, or malfeasance often are not known until used against a potential target. Therefore, the Investment Adviser may be unable to anticipate the destructive or invasive methods and technologies that could be used against its systems or to implement adequate protections. The foregoing disaster recovery and data security risks are also applicable to Underlying Managers of Private Investment Vehicles.

SPECIAL RISKS OF FUND OF HEDGE FUNDS STRUCTURE

NO REGISTRATION/LACK OF TRANSPARENCY. Private Investment Vehicles will not be registered as investment companies under the Investment Company Act and are excluded from the definition of “investment company” pursuant to Sections 3(c)(1) or 3(c)(7) of the Investment Company Act. Accordingly, the provisions of the Investment Company Act, which, among other things, require investment companies to have securities held in custody at all times in segregated accounts and regulate the relationship between the investment company and its asset management, are not applicable to an investment in the Private Investment Vehicles. In addition, Private Investment Vehicles generally are not obligated to disclose the contents of their portfolios. This lack of transparency may make it difficult for the Investment Adviser to monitor whether holdings of the Private Investment Vehicles cause the Fund to be above specified levels of ownership in certain investment strategies. Although the Fund expects to receive information from each Underlying Manager regarding its investment performance on a regular basis, in most cases there is little or no means of independently verifying this information. An Underlying Manager may use proprietary investment strategies that are not fully disclosed to its investors and may involve risks under some market conditions that are not anticipated by the Fund. In addition, while many Underlying Managers will register with the SEC and state agencies as a result of developments in certain laws, rules and regulations, some Underlying Managers may still be exempt from registration. In such cases, these Underlying Managers will not be subject to various disclosure requirements and rules that would apply to registered investment advisers. Similarly, while many Underlying Managers will register as commodity pool operators under the Commodity Exchange Act, other Underlying Managers will be exempt from registration and will not be subject to various disclosure requirements and rules that would apply to registered commodity pool operators.

MULTIPLE LEVELS OF FEES AND EXPENSES. Most of the Private Investment Vehicles may be subject to a performance-based fee or allocation, irrespective of the performance of other investment funds and the Fund generally. Accordingly, an Underlying Manager to a Private Investment Vehicle with positive performance may receive performance-based compensation from the Private Investment Vehicle, and thus indirectly from the Fund and its Shareholders, even if the Fund’s overall performance is negative. Generally, fees payable to Underlying Managers of the Private Investment Vehicles will range from 1.6% to 15% (annualized) of the average NAV of the Fund’s investment.

In addition, certain Underlying Managers charge an incentive allocation or fee generally ranging from 15% to 20% of a Private Investment Vehicle’s net profits, although it is possible that such ranges may be exceeded for certain Underlying Managers. The performance-based compensation received by an Underlying Manager also may create an incentive for that Underlying Manager to make investments that are riskier or more speculative than those that it might have made in the absence of the performance-based allocation. Such compensation may be based on calculations of realized and unrealized gains made by the Underlying Manager without independent oversight.

UNDERLYING MANAGERS INVEST INDEPENDENTLY. The Underlying Managers generally invest wholly independently of one another and may at times hold economically offsetting positions. To the extent that the Private Investment Vehicles do, in fact, hold such positions, the Fund’s portfolio, considered as a whole, may not achieve any gain or loss despite incurring fees and expenses in connection with such positions. Furthermore, it is possible that from time to time, various Private Investment Vehicles selected by the Investment Adviser may be competing with each other for the same positions in one or more markets. In any such situations, the Fund could indirectly incur certain transaction costs without accomplishing any net investment result.

LIQUIDITY CONSTRAINTS OF PRIVATE INVESTMENT VEHICLES. Since the Fund may make additional investments in or effect withdrawals from a Private Investment Vehicle only at certain times pursuant to limitations set forth in the governing documents of the Private Investment Vehicle, the Fund from time to time may have to invest a greater portion of its assets temporarily in money market securities than it otherwise might wish to invest and may have to borrow money to repurchase Shares. The redemption or withdrawal provisions regarding the Private Investment Vehicles vary from fund to fund. Therefore, the Fund may not be able to withdraw its investment in a Private Investment Vehicle promptly after it has made a decision to do so. Some Private Investment Vehicles may impose early redemption fees while others may not. This may adversely affect the Fund’s investment return or increase the Fund’s expenses and limit the Fund’s ability to make offers to repurchase Shares from Shareholders.

Private Investment Vehicles may be permitted to redeem their interests in-kind. Thus, upon the Fund’s withdrawal of all or a portion of its interest in a Private Investment Vehicle, it may receive securities that are illiquid or difficult to value. See “CALCULATION OF NET ASSET VALUE.” In these circumstances, the Investment Adviser does not intend to distribute securities to Shareholders and therefore would seek to dispose of these securities in a manner that is in the best interests of the Fund.

Limitations on the Fund’s ability to withdraw its assets from Private Investment Vehicles may, as a result, limit the Fund’s ability to repurchase Shares. For example, many Private Investment Vehicles may impose lock-up periods prior to allowing withdrawals, which can be two years or longer from the date of the Fund’s investment. After expiration of the lock-up period, withdrawals may be permitted only on a limited basis, such as semi-annually or annually.

VALUATION OF PRIVATE INVESTMENT VEHICLES. The valuation of the Fund’s investments in Private Investment Vehicles is ordinarily determined based upon valuations calculated by the Administrator, in accordance with valuation procedures approved by the Board and based on information provided by the Private Investment Vehicles or their respective administrators. Although the Investment Adviser reviews the valuation procedures used by all Underlying Managers, neither the Investment Adviser nor the Administrator can confirm or review the accuracy of valuations provided by Private Investment Vehicles or their administrators. Further, the Distributor does not have any responsibility or obligation to verify the valuation determinations made for the Fund's investments, including valuation determinations with respect to the Private Investment Vehicles. An Underlying Manager may face a conflict of interest in valuing such securities since their values will affect the Underlying Manager’s compensation.

If an Underlying Manager’s valuations are consistently delayed or inaccurate, the Investment Adviser generally will consider whether the Private Investment Vehicle continues to be an appropriate investment for the Fund. The Fund may be unable to sell interests in such a Private Investment Vehicle quickly, and could therefore be obligated to continue to hold such interests for an extended period of time. In such a case, such interests would continue to be valued without the benefit of the Underlying Manager’s valuations, and the Investment Adviser may determine to discount the value of the interests or value them at zero, if deemed to be the fair value of such holding. Revisions to the Fund’s gain and loss calculations will be an ongoing process, and no appreciation or depreciation figure can be considered final until the annual audits of Private Investment Vehicles are completed. Promoting transparency and receiving necessary information from Private Investment Vehicles may possibly be an impediment to monitoring the performance of Private Investment Vehicles on a regular basis.

INDEMNIFICATION OF PRIVATE INVESTMENT VEHICLES. The Underlying Managers often have broad indemnification rights and limitations on liability. The Fund may also agree to indemnify certain of the Private Investment Vehicles and, subject to certain limitations imposed by the Investment Company Act and the Securities Act, their Underlying Managers from any liability, damage, cost, or expense arising out of, among other things, certain acts or omissions relating to the offer or sale of the shares of the Private Investment Vehicles.

INVESTMENTS IN NON-VOTING SECURITIES. In order to avoid becoming subject to certain Investment Company Act prohibitions with respect to affiliated transactions, the Fund intends to own less than 5% of the voting securities of each Private Investment Vehicle. This limitation on owning voting securities is intended to ensure that a Private Investment Vehicle is not deemed an “affiliated person” of the Fund for purposes of the Investment Company Act, which may, among other things, potentially impose limits on transactions with the Private Investment Vehicles, both by the Fund and other clients of the Investment Adviser. To limit its voting interest in certain Private Investment Vehicles, the Fund may enter into contractual arrangements under which the Fund irrevocably waives its rights (if any) to vote its interests in a Private Investment Vehicle. Other accounts managed by the Investment Adviser may also waive their voting rights in a particular Private Investment Vehicle (for example, to facilitate investment in small Private Investment Vehicles determined to be attractive by the Investment Adviser). Subject to the oversight of the Board, the Investment Adviser will decide whether to waive such voting rights and, in making these decisions, will consider the amounts (if any) invested by the Fund and its other clients in the particular Private Investment Vehicle. Rights may not be waived or contractually limited for a Private Investment Vehicle that does not provide an ongoing ability for follow-on investment, such as a Private Investment Vehicle having a single initial funding, closing or commitment, after which no new investment typically would occur. These voting waiver arrangements may increase the ability of the Fund and other clients of the Investment Adviser to invest in certain Private Investment Vehicles. However, to the extent the Fund contractually forgoes the right to vote the securities of a Private Investment Vehicle, the Fund will not be able to vote on matters that require the approval of the interest holders of the Private Investment Vehicle, including matters adverse to the Fund’s interests.

Although the Fund may hold non-voting interests, the Investment Company Act and the rules and regulations thereunder may nevertheless require the Fund to limit its position in any one Private Investment Vehicle in accordance with applicable regulatory requirements, as may be determined by the Fund in consultation with counsel. These restrictions could change from time to time as applicable rules or interpretations thereof are modified. There are also other statutory tests of affiliation (such as on the basis of control), and, therefore, the prohibitions of the Investment Company Act with respect to affiliated transactions could apply in some situations where the Fund owns less than 5% of the voting securities of a Private Investment Vehicle. In these circumstances, transactions between the Fund and a Private Investment Vehicle may, among other things, potentially be subject to the prohibitions relating to affiliates of Section 17 of the Investment Company Act notwithstanding that the Fund has entered into a voting waiver arrangement.

LACK OF CONTROL OVER UNDERLYING MANAGERS. The Fund will invest in Private Investment Vehicles that it believes will generally, and in the aggregate, be managed in a manner consistent with the Fund’s investment objective and strategy. The Investment Adviser will not have any control over the Underlying Managers, thus there can be no assurances that an Underlying Manager will manage its Private Investment Vehicles in a manner consistent with the Fund’s investment objective. The Investment Adviser may be constrained by the withdrawal limitations imposed by Private Investment Vehicles, which may restrict the Fund’s ability to terminate investments in Private Investment Vehicles that are performing poorly or have otherwise had adverse changes. The Investment Adviser will be dependent on information provided by the Private Investment Vehicles, including quarterly unaudited financial statements, which if inaccurate, could adversely affect the Investment Adviser’s ability to manage the Fund’s investment portfolio in accordance with its investment objective and/or the Fund’s ability to calculate its net asset value accurately. By investing in the Fund, a Shareholder will not be deemed to be an investor in any Private Investment Vehicle and will not have the ability to exercise any rights attributable to an investor in any such Private Investment Vehicle related to their investment.

LACK OF OPERATING HISTORY OF PRIVATE INVESTMENT VEHICLES. Certain Private Investment Vehicles may be newly formed entities that have no operating histories. In such cases, the Investment Adviser may evaluate the past investment performance of the applicable Underlying Managers or of their personnel. However, this past investment performance may not be indicative of the future results of an investment in a Private Investment Vehicle. Although the Investment Adviser and its affiliates and their personnel have experience evaluating the performance of alternative asset managers and providing manager selection and asset allocation services to clients, the Fund’s investment program should be evaluated on the basis that there can be no assurance that the Investment Adviser’s assessments of Underlying Managers, and in turn their assessments of the short-term or long-term prospects of investments, will prove accurate. Thus, the Fund may not achieve its investment objective and its NAV may decrease.

UNDERLYING PRIVATE INVESTMENT VEHICLE RISK. When the Fund invests in securities issued by a Private Investment Vehicle, it will bear its pro rata portion of the Private Investment Vehicle’s expenses, including advisory fees. These expenses are in addition to the direct expenses of the Fund’s own operations, thereby increasing indirect costs and potentially reducing returns to Shareholders. A Private Investment Vehicle in which the Fund invests has its own investment risks, and those risks can affect the value of the Private Investment Vehicle’s shares and therefore the value of the Fund’s investments. There can be no assurance that the investment objective of a Private Investment Vehicle will be achieved. A Private Investment Vehicle may change its investment objective or policies without the Fund’s approval, which could force the Fund to withdraw its investment from such Private Investment Vehicle at a time that is unfavorable to the Fund. In addition, one Private Investment Vehicle may buy the same securities that another Private Investment Vehicle sells. Therefore, the Fund would indirectly bear the costs of these trades without accomplishing any investment purpose. Additionally, the shares of closed-end funds frequently trade at a discount to their NAV. There can be no assurance that the market discount on shares of any closed-end fund purchased by the Fund will ever decrease, and it is possible that the discount may increase.

INVESTMENT-RELATED RISKS

INVESTMENT AND MARKET RISK. An investment in the Shares represents an indirect investment in the securities owned by the Fund. The value of these securities, like other market investments, may move up or down, sometimes rapidly and unpredictably. Accordingly, an investment in the Fund’s Shares is subject to investment risk, including the possible loss of the entire amount that you invest. Your Shares at any point in time may be worth less than your original investment, even after taking into account the reinvestment of Fund dividends and distributions.

GENERAL ECONOMIC AND MARKET CONDITIONS. The success of the Fund’s activities may be affected by general economic and market conditions, such as interest rates, availability of credit, inflation rates, economic uncertainty, changes in laws, trade policies, treaties and tariffs, and national and international political circumstances, armed conflict and war. These factors may affect the level and volatility of security prices and liquidity of the Fund’s investments. Unexpected volatility or illiquidity could impair the Fund’s profitability or result in it suffering losses.

Interest rates in the United States and many other countries have risen in recent periods and may continue to rise in the future. See “INTEREST RATE RISK” for more information. Additionally, as a result of increasing interest rates, reserves held by banks and other financial institutions in bonds and other debt securities could face a significant decline in value relative to deposits and liabilities, which coupled with general economic headwinds resulting from a changing interest rate environment, creates liquidity pressures at such institutions. As a result, certain sectors of the credit markets could experience significant declines in liquidity, and it is possible that the Fund will not be able to manage this risk effectively.

INFLATION RISK. Inflation risk is the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money. As inflation increases, the present value of the Fund’s assets and distributions may decline. This risk is more prevalent with respect to debt securities held by the Fund, if any. Inflation creates uncertainty over the future real value (after inflation) of an investment. Inflation rates may change frequently and drastically as a result of various factors, including unexpected shifts in the domestic or global economy, and the Fund’s investments may not keep pace with inflation, which may result in losses to Fund investors.

HIGHLY VOLATILE MARKETS. The prices of commodities contracts and all derivative instruments, including futures and options, can be highly volatile. Price movements of forwards, futures and other derivative contracts in which a Private Investment Vehicle’s assets (and therefore the Fund’s assets) may be invested are influenced by, among other things, interest rates, the volatility of the underlying asset for the derivative contract, changing supply and demand relationships, trade, fiscal, monetary and exchange control programs and policies of governments, and national and international political and economic events and policies. In addition, governments from time to time intervene, directly and by regulation, in certain markets, particularly those in currencies, financial instruments, futures and options. Such intervention often is intended directly to influence prices and may, together with other factors, cause all of such markets to move rapidly in the same direction because of, among other things, interest rate fluctuations. Private Investment Vehicles are also subject to the risk of the failure of any exchanges on which their positions trade or of the clearinghouses for those exchanges.

RISKS OF SECURITIES ACTIVITIES OF THE UNDERLYING MANAGERS. The Underlying Managers will invest and trade in a variety of different securities, and utilize a variety of investment instruments and techniques. Each security and each instrument and technique involves the risk of loss of capital. While the Investment Adviser will attempt to moderate these risks, there can be no assurance that the Fund’s investment activities will be successful or that the Shareholders will not suffer losses. See “RISKS OF SECURITIES ACTIVITIES OF THE UNDERLYING MANAGERS” below for further information.

COUNTERPARTY RISK. Many of the markets in which the Private Investment Vehicles effect their transactions are “over the counter” or “inter-dealer” markets. The participants in these markets are typically not subject to credit evaluation and regulatory oversight as are members of “exchange based” markets. To the extent the Fund or a Private Investment Vehicle (each, an “Investing Fund”) invests in swaps, derivative or synthetic instruments, or other over the counter transactions, on these markets, an Investing Fund is assuming a credit risk with regard to parties with whom it trades and may also bear the risk of settlement default. These risks may differ materially from those associated with transactions effected on an exchange, which generally are backed by clearing organization guarantees, a guarantee fund to which clearing members contribute, daily marking to market and settlement, and segregation and minimum capital requirements applicable to intermediaries. Transactions entered into directly between two counterparties generally do not benefit from such protections. This exposes an Investing Fund to the risk that a counterparty will not settle a transaction in accordance with its terms and conditions, including, because of a dispute over the terms of the contract (whether or not bona fide) or because of a credit or liquidity problem, thus causing an Investing Fund to suffer a loss. Such counterparty risk is accentuated in the case of contracts with longer maturities where events may intervene to prevent settlement, where the contract has the potential for uncapped or big losses of the Investing Fund due to its terms, or where a Private Investment Vehicle has concentrated its transactions with a single or small group of counterparties. Private Investment Vehicles are not restricted from dealing with any particular counterparty or from concentrating any or all of their transactions with one counterparty. The ability of Private Investment Vehicles to transact business with any one or number of counterparties, the lack of any independent evaluation of such counterparties’ financial capabilities and the absence of a regulated market to facilitate settlement may increase the potential for losses by the Fund.

VALUATION RISK. Unlike publicly traded common stock, which trades on national exchanges, there is no central place or exchange for shares or interests in some of the Fund’s investments, generally including Private Investment Vehicles, to trade. Similarly, investments held by a Private Investment Vehicle may also not be traded on an exchange or central marketplace. Due to the lack of centralized information and trading, the valuation of such investments may carry more risk than that of common stock. Uncertainties in the conditions of the financial and other markets, incomplete or unreliable reference data, human error, lack of transparency and inconsistency of valuation models and processes may lead to inaccurate asset pricing. In addition, other market participants may value securities differently than the Fund or the Private Investment Vehicles in which the Fund invests. As a result, the Fund may be subject to the risk that when an instrument is sold in the market, the amount received by the Fund or a Private Investment Vehicle is less than the value of such instruments carried on such fund’s books.

When market quotations are not readily available or are deemed to be inaccurate or unreliable, the Fund’s Valuation Designee, through its Valuation Committee, values such investments at fair value as determined pursuant to the Valuation Procedures approved by the Board. As a general principle, the fair value of a security or other asset is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Shareholders should recognize that fair value pricing involves various judgments and consideration of factors that may be subjective and inexact. As a result, there can be no assurance that fair value priced assets will not result in future adjustments to the prices of securities or other assets, or that fair value pricing will reflect a price that the Fund is able to obtain upon sale. It is also possible that the fair value determined for a security or other asset will be materially different from quoted or published prices, from the prices used by others for the same security or other asset and/or from the value that actually could be or is realized upon the sale of that security or other asset. For example, the Fund’s NAV could be adversely affected if the Fund’s determinations regarding the fair value of the Fund’s investments were materially higher than the values that the Fund ultimately realizes upon the disposal of such investments. In addition, valuation for illiquid assets may require more research than for more liquid investments and elements of judgment may play a greater role in valuation in such cases than for investments with a more active secondary market because there is less reliable objective data available.

There may not exist readily available market quotations for certain of the Fund’s investments including, in particular, the Private Investment Vehicles. The most relevant information may often be provided by the issuer of such investments, which information could be extremely limited and outdated, and it may be difficult or impossible to confirm or review the accuracy of such information. Further, the issuer of such investments may face a conflict of interest in providing information or valuations to the Fund.

For information about the value of the Fund’s investment in Private Investment Vehicles, the Investment Adviser will be dependent on information provided by the Private Investment Vehicles, including quarterly unaudited financial statements which, if inaccurate, could adversely affect the Investment Adviser’s ability to value accurately the Fund’s Shares. See “SPECIAL RISKS OF FUND OF HEDGE FUNDS STRUCTURE - VALUATION OF PRIVATE INVESTMENT VEHICLES and VALUATIONS SUBJECT TO ADJUSTMENT.”

VALUATIONS SUBJECT TO ADJUSTMENT. The valuations reported by the Private Investment Vehicles, based upon which the Fund determines its net asset value and net asset value per Share, may be subject to later adjustment or revision. Other adjustments may occur from time to time. Because such adjustments or revisions, whether increasing or decreasing the net asset value of the Fund at the time they occur, relate to information available only at the time of the adjustment or revision, the adjustment or revision may not affect the amount of the repurchase proceeds of the Fund received by Shareholders who had their Shares repurchased prior to such adjustments and received their repurchase proceeds, subject to the ability of the Fund to adjust or recoup the repurchase proceeds. As a result, to the extent that such subsequently adjusted valuations from the Private Investment Vehicles or revisions to the net asset value of a Private Investment Vehicle or direct private equity investment adversely affect the Fund’s net asset value, the outstanding Shares may be adversely affected by prior repurchases to the benefit of Shareholders who had their Shares repurchased at a net asset value higher than the adjusted amount. Conversely, any increases in the net asset value resulting from such subsequently adjusted valuations may be entirely for the benefit of the outstanding Shares and to the detriment of Shareholders who previously had their Shares repurchased at a net asset value lower than the adjusted amount. The same principles apply to the purchase of Shares. New Shareholders may be affected in a similar way.

VALUATION ADJUSTMENTS IN PRIVATE INVESTMENT VEHICLES. The Fund calculates its NAV on a daily basis using the quarterly valuations provided by the Underlying Managers. However, it is important to note that these valuations may not capture market changes or other events that take place after the end of the quarter. The Fund will adjust the valuation of its holdings in Private Investment Vehicles to account for such events, in accordance with its valuation policies. However, it is important to note that there is no guarantee that the Fund will accurately determine the fair value of these investments. Furthermore, it is possible that the valuations reported by the Underlying Managers may be subject to subsequent adjustments or revisions. Since such adjustments or revisions to the NAV of the Fund are based on information available only at the time of the adjustment or revision, they may not impact the amount of repurchase proceeds received by Shareholders who had their Shares repurchased before these adjustments occurred. Consequently, if the subsequent adjusted valuations from the Underlying Managers or revisions to the NAV of a Private Investment Vehicle have an adverse impact on the Fund’s NAV, the remaining outstanding Shares may be negatively affected due to prior repurchases. This may result in a potential benefit for Shareholders who had their Shares repurchased at a NAV higher than the adjusted amount. Contrarily, any increases in the NAV resulting from such subsequent adjustments may exclusively benefit the outstanding Shares, potentially disadvantaging Shareholders who had previously had their Shares repurchased at a NAV lower than the adjusted amount. These principles also extend to the purchase of Shares, meaning that new Shareholders may be similarly affected.

The Fund may value its investments at fair value. In addition, the portfolio investments of the Private Investment Vehicles in which the Fund invests may be valued at fair value in accordance with the valuation policies and procedures applicable to such Private Investment Vehicles. In general, fair value represents a good faith approximation of the current value of an asset. Shareholders should recognize that fair value pricing involves various judgments and consideration of factors that may be subjective and inexact. As a result, there can be no assurance that fair value priced assets will not result in future adjustments to the prices of securities or other assets (including securities and assets held by the Private Investment Vehicles), or that fair value pricing will reflect a price that the Fund or a Private Investment Vehicle is able to obtain upon sale. It is also possible that the fair value determined for a security or other asset will be materially different from quoted or published prices, from the prices used by others for the same security or other asset and/or from the value that actually could be or is realized upon the sale of that security or other asset. For example, a Private Investment Vehicle’s NAV could be adversely affected if the Private Investment Vehicle’s determinations regarding the fair value of the Private Investment Vehicle’s investments were materially higher than the values that the Private Investment Vehicle ultimately realizes upon the disposal of such investments. In addition, valuation for illiquid assets may require more research than for more liquid investments and elements of judgment may play a greater role in valuation in such cases than for investments with a more active secondary market because there is less reliable objective data available.

There may not exist readily available market quotations for certain investments of the Fund and/or the Private Investment Vehicles in which the Fund invests. The most relevant information may often be provided by the issuer of such investments, which information could be extremely limited and outdated, and it may be difficult or impossible to confirm or review the accuracy of such information. Further, the issuer of such investments may face a conflict of interest in providing information or valuations to the Fund or a Private Investment Vehicle.

CO-INVESTMENT RISK. Co-investments involve risks not present in investments where third-party co-investors are not involved, including the possibility that a third-party co-investor may at any time have financial difficulties resulting in a negative impact on such investment, may have economic or business interests or goals that are inconsistent with those of the Fund, or may be in a position to take (or block) action in a manner contrary to the Fund’s investment objectives. In addition, the Fund may in certain circumstances be liable for actions of the third-party co-investors. Furthermore, if a co-investor defaults on its funding obligations, the Fund may be required to make up the shortfall and/or be subject to other penalties under the terms of the applicable co-investment.

It may also be difficult for the Fund to sell or otherwise dispose of its interests in a co-investment. If control over a co-investment is shared with another person, deadlocks could result which could delay the execution of the business plan for such investment, require the Fund to engage in a buy-sell of the venture with the co-investor or conduct the forced sale of such investment or otherwise adversely affect such investment’s returns or value. As a result, the Fund may be unable to fully realize its expected return on any such co-investment.

Although the Investment Adviser will monitor the performance of each co-investment made by the Fund, there can be no assurance that the Investment Adviser will be able to manage a co-investment successfully.

The Investment Company Act imposes significant limits on co-investments with affiliates of the Fund. The Investment Adviser and the Fund have been granted an exemptive order from the SEC that permits the Fund to participate in certain negotiated investments alongside affiliates of the Investment Adviser (the “Exemptive Order”). The Exemptive Order is subject to certain terms and conditions, including (i) opportunities are allocated fairly and equitably among the Fund and other affiliated funds; (ii) the terms of the proposed transaction are reasonable and fair to the Fund and its Shareholders and do not involve overreaching of the Fund or its Shareholders on the part of any person concerned; and (iii) the transaction is in the best interests of the Fund. The Exemptive Order is subject to certain terms and conditions so there can be no assurance that the Fund will be permitted to invest in aggregated transactions alongside certain of the Fund’s affiliates other than in the circumstances currently permitted by regulatory guidance and the Exemptive Order. The Investment Adviser’s co-investment policy can be revised at any time without notice to, or consent from, the Shareholders.

RELIANCE ON CO-INVESTMENT ORDER RISK. The Fund is subject to certain limitations relating to co-investments and joint transactions with affiliates, which, in certain circumstances, may limit the Fund’s ability to make investments or enter into other transactions alongside the Investment Adviser and its other clients. The Fund and Investment Adviser have been granted an Exemptive Order from the SEC that permits the Fund to participate in certain negotiated investments alongside other funds managed by the Investment Adviser or certain of its affiliates outside the parameters of Section 17 of the Investment Company Act, subject to certain conditions. Although the Fund and Investment Adviser have obtained the Exemptive Order, the Fund could be limited in its ability to invest in certain investments in which the Investment Adviser or any of its affiliates are investing or are invested. Ultimately, an inability to receive the desired allocation to certain investments could represent a risk to the Fund’s ability to achieve the desired investment returns.

INTEREST RATE RISK. The Fund is subject to the risks of changes in interest rates. A decline in interest rates could reduce the amount of current income the Fund or a Private Investment Vehicle is able to achieve from interest on fixed-income securities, investments in bank loans and participations, convertible debt and the proceeds of short sales. An increase in interest rates could reduce the value of any fixed-income securities, convertible securities and REITs owned by the Fund or a Private Investment Vehicle. To the extent that the cash flow from a fixed-income security is known in advance, the present value (i.e., discounted value) of that cash flow decreases as interest rates increase; to the extent that the cash flow is contingent, the dollar value of the payment may be linked to then prevailing interest rates. Moreover, the value of many fixed-income securities depends on the shape of the yield curve, not just on a single interest rate. Thus, for example, a callable cash flow, the coupons of which depend on a short rate such as the Secured Overnight Financing Rate (“SOFR”), may shorten (i.e., be called away) if the long rate decreases. In this way, such securities are exposed to the difference between long rates and short rates. The Fund may also invest in floating rate securities. The value of these investments is closely tied to the absolute levels of such rates, or the market’s perception of anticipated changes in those rates. This introduces additional risk factors related to the movements in specific interest rates that may be difficult or impossible to hedge, and that also interact in a complex fashion with prepayment risks. A wide variety of factors can cause interest rates or yields of U.S. Treasury securities or other types of bonds to rise (e.g., central bank monetary policies, inflation rates, general economic conditions, reduced market demand for low yielding investments, etc.). The risks associated with changing interest rates are heightened under current market conditions given that interest rates in the United States and many other countries have fluctuated in recent periods and may continue to change in the foreseeable future.

To the extent the Fund or a Private Investment Vehicle borrows money to finance its investments, the Fund’s or a Private Investment Vehicle’s performance will depend, in part, upon the difference between the rate at which it borrows funds and the rate at which it invests those funds. In periods of rising interest rates, the Fund’s cost of funds could increase. Adverse developments resulting from changes in interest rates could have a material adverse effect on the Fund’s or a Private Investment Vehicle’s financial condition and results of operations. It is possible that interest rates may increase rapidly in the future.

In addition, a decline in the prices of the debt the Fund or a Private Investment Vehicle owns could adversely affect the Fund’s net asset value. Changes in market interest rates could also affect the ability of operating companies in which the Fund or a Private Investment Vehicle invests to service debt, which could materially impact the Fund or a Private Investment Vehicle in which the Fund may invest, thus impacting the Fund.

SOFR Risk. The Secured Overnight Financing Rate (“SOFR”) is intended to be a broad measure of the cost of borrowing funds overnight in transactions that are collateralized by U.S. Treasury securities. SOFR is calculated based on transaction-level repo data collected from various sources. For each trading day, SOFR is calculated as a volume-weighted median rate derived from such data. SOFR is calculated and published by the Federal Reserve Bank of New York. Because SOFR is a financing rate based on overnight secured funding transactions, it differs fundamentally from the London Interbank Offered Rate (“LIBOR”). LIBOR was intended to be an unsecured rate that represents interbank funding costs for different short-term maturities or tenors. It was a forward-looking rate reflecting expectations regarding interest rates for the applicable tenor. Thus, LIBOR was intended to be sensitive, in certain respects, to bank credit risk and to term interest rate risk.

In contrast, SOFR is a secured overnight rate reflecting the credit of U.S. Treasury securities as collateral. Thus, it is largely insensitive to credit-risk considerations and to short-term interest rate risks. SOFR is a transaction-based rate, and it has been more volatile than other benchmark or market rates, such as three-month LIBOR, during certain periods. For these reasons, among others, there is no assurance that SOFR, or rates derived from SOFR, will perform in the same or similar way as LIBOR would have performed at any time, and there is no assurance that SOFR-based rates will be a suitable substitute for LIBOR. The future performance of SOFR, and SOFR-based reference rates, cannot be predicted based on SOFR’s history or otherwise. Levels of SOFR in the future, including following the discontinuation of LIBOR, may bear little or no relation to historical levels of SOFR, LIBOR or other rates.

INTERVAL FUND RISK. The Fund is operated as an interval fund under Rule 23c-3 of the Investment Company Act. As an interval fund, the Fund has adopted a fundamental policy to conduct quarterly repurchase offers for at least 5% and up to 25% of the outstanding Shares at NAV, subject to certain conditions described herein (the “repurchase policy”), unless such offer is suspended or postponed in accordance with regulatory requirements. See “OFFERS TO REPURCHASE” and “REPURCHASE PROCEDURES.” Although the repurchase policy permits repurchases of between 5% and 25% of the Fund’s outstanding Shares, for each quarterly repurchase offer, the Fund currently expects to offer to repurchase 5% of the Fund’s outstanding Shares at NAV, subject to approval of the Board. The Fund will not otherwise be required to repurchase or redeem Shares at the option of a Shareholder. It is possible that a repurchase offer may be oversubscribed, in which case Shareholders may only have a portion of their Shares repurchased. If the number of Shares tendered for repurchase in any repurchase offer exceeds the number of Shares that the Fund has offered to repurchase, the Fund will repurchase Shares on a pro-rata basis or may, but is not required to, increase the number of Shares to be repurchased in an additional amount not to exceed 2.0% of the outstanding Shares of the Fund (subject to certain additional exceptions discussed below under “OFFERS TO REPURCHASE”).

Limited liquidity is provided to Shareholders only through the Fund’s quarterly Repurchase Offers for no less than 5% of the Shares outstanding nor more than 25% of the Shares outstanding on the Repurchase Request Deadline. The Repurchase Offer amount will be determined by the Board before each Repurchase Offer. There is no guarantee that Shareholders will be able to sell all of the Shares they desire in a quarterly Repurchase Offer. The Fund’s Repurchase Offers may be oversubscribed. In the event of oversubscription, the Fund may repurchase Shares on a pro rata basis. Because of the potential for proration, some Shareholders might tender more Shares than they wish to have repurchased in order to ensure the repurchase of a specific number of Shares. Additionally, in certain instances such Repurchase Offers may be suspended or postponed by a vote of a majority of the Board, including a vote by a majority of the Independent Trustees, as permitted by the Investment Company Act and other laws. See “OFFERS TO REPURCHASE” and “REPURCHASE PROCEDURES.”

STRATEGY RISKS

GENERAL RISKS OF ARBITRAGE TRANSACTIONS. The success of arbitrage strategies depends often on the ability to execute two or more simultaneous transactions at desired prices. Should such transactions not be executed simultaneously at the desired prices, losses may be incurred on both sides of the transaction. Additionally, separate costs are incurred on both sides of an arbitrage transaction, and substantial favorable price moves may be required before a profit can be realized. There can be no assurances that the hedging and arbitrage strategies used by the Underlying Managers will be successful. The market values of related Financial Instruments may not move in correlation with each other or in ways anticipated by the Underlying Managers, and intervening events may cause hedged positions not to perform as anticipated. A hedged position may perform less favorably in generally rising markets than an unhedged position.

CONVERTIBLE ARBITRAGE TRANSACTIONS. In an effort to remain market neutral with respect to their purchase of convertible Financial Instruments, the Private Investment Vehicles may hedge the purchase of convertible Financial Instruments by the simultaneous short sale of another related Financial Instrument (e.g., the short sale of some portion of the common stock into which the Financial Instruments on the long side are convertible or the sale of the related option). To the extent that there are losses on a long position, and the hedged portion (short position) of the strategy is not sufficient to completely offset such losses, the Private Investment Vehicles will incur a loss. Losses also may be incurred if the prices of two Financial Instruments which are arbitraged against each other do not move as expected. Additionally, losses may result if a Private Investment Vehicle holds Financial Instruments of a company that is taken over at a price that does not generate profits on the long portion of the convertible Financial Instrument sufficient to recoup the premiums paid and any accrued but unpaid interest that would be lost if conversion became necessary.

o	If an issuer’s credit status weakens, the value of the convertible position may decline, resulting in losses to a Private Investment Vehicle due to decreases in the position’s market conversion value and investment value, a decline in the market price of the underlying common stock and/or a reduction in liquidity. While these losses will, to some extent, be offset by the hedge component of the position (i.e., the short sale of the common stock or option), such losses nonetheless potentially are significant.

o	Certain Financial Instruments are callable by the issuer. If the call is at a price below the then-current market price, losses may result due to interest that has been accrued but has not been paid at the time of the conversion of the called Financial Instrument. Additionally, losses may occur if an issuer declares a special dividend or spin-off which either causes a reduction in the premium of the Financial Instrument and/or forces a premature conversion.

o	A Private Investment Vehicle may incur losses if a Financial Instrument lender demands that a Private Investment Vehicle return its borrowed Financial Instrument and such Private Investment Vehicle is unable to find an alternative-lending source. In such event, the Private Investment Vehicle may be forced to convert the Financial Instrument, lose accrued interest, unwind the position at unfavorable prices or purchase Financial Instruments to cover the position at a price that is higher than that which would be available in an orderly market.

MERGER ARBITRAGE INVESTMENTS. The price offered for the securities of a company in a tender offer, merger or other acquisition transaction will generally be at a significant premium above the market price of the security prior to the offer. The announcement of such a transaction will generally cause the market price of the securities to begin rising. A Private Investment Vehicle may purchase securities after the announcement of the transaction at a price that is higher than the pre-announcement market price, but which is lower than the price at which an Underlying Manager expects the transaction to be consummated. If the proposed transaction is not consummated, the value of such securities purchased by a Private Investment Vehicle may decline significantly. It is also possible that the difference between the price paid by a Private Investment Vehicle for securities and the amount anticipated to be received upon consummation of the proposed transaction may be very small. If a proposed transaction is in fact not consummated or is delayed, the market price of the securities may decline sharply. In addition, where a Private Investment Vehicle has sold short the securities it anticipates receiving in an exchange offer or merger, the Private Investment Vehicle may be forced to cover its short position in the market at a higher price than its short sale, with a resulting loss. If a Private Investment Vehicle has sold short securities which are the subject of a proposed exchange offer, merger or tender offer and the transaction is consummated, the Private Investment Vehicle may also be forced to cover its short position at a loss.

In certain proposed takeovers, a Private Investment Vehicle may determine that the price offered for the security is likely to be increased, either by the original bidder or by a competing offeror. In such cases, a Private Investment Vehicle may purchase securities at a market price that is above the offer price, incurring the additional risk that the offer price will not be increased or that the offer is withdrawn. If ultimately no transaction is consummated, it is likely that a substantial loss will result.

The consummation of a merger, tender offer or exchange offer can be prevented or delayed, or the terms changed, by a variety of factors, including (i) the opposition of the management or shareholders of the target company, which may result in litigation to enjoin the proposed transaction, (ii) the intervention of a federal or state regulatory agency, (iii) efforts by the target company to pursue a defensive strategy, including a merger with, or a friendly tender offer by, a company other than the offeror, (iv) in the case of a merger, the failure to obtain the necessary shareholder (or, in some cases, regulatory) approvals, (v) market conditions resulting in material changes in securities prices, (vi) compliance with any applicable U.S. federal or state securities laws, (vii) the failure of an acquirer to obtain the necessary financing to consummate the transaction, and/or (viii) unforeseen global events.

The SEC pro ration requirements applicable to cash tender and exchange offers also may affect a Private Investment Vehicle’s ability to profit from its investments. Often a cash tender or exchange offer is made for less than all of the outstanding securities of an issuer or a higher price is offered for a limited number of the securities. SEC rules require that, if a greater number of securities are tendered than is to be accepted at a particular price, securities of the various tendering shareholders must be accepted pro-rata. Thus, a portion of the securities tendered by a Private Investment Vehicle in response to certain offers may not be accepted by the offeror and may be returned to it. Since, after completion of the tender offer, the market price of the securities may have declined below a Private Investment Vehicle’s cost, returned securities may be resold at a loss.

MARKET NEUTRAL STRATEGIES. The use of “market neutral” or “relative value” hedging or arbitrage strategies should in no respect be taken to imply that the relevant Private Investment Vehicle or the relevant Underlying Manager’s strategy is without risk. Substantial losses may be recognized on “hedge” or “arbitrage” positions, and illiquidity and default on one side of a position can effectively result in the position being transformed into an outright speculation. Every market neutral or relative value strategy involves exposure to some second order risk of the market, such as the implied volatility in convertible bonds or warrants, the yield spread between similar term government bonds or the price spread between different classes of stock for the same underlying issuer. Further, “market neutral” Underlying Managers may employ limited directional strategies that expose their respective Private Investment Vehicles to certain market risks.

SPECIAL SITUATION INVESTMENTS/DISTRESSED COMPANIES. Certain of the Private Investment Vehicles’ investments may involve start-up companies, companies developing new products or companies seeking to raise additional capital for expansion. In addition, the Private Investment Vehicles may invest in companies involved in bankruptcy or other reorganization and liquidation proceedings. Although such investments may result in significant returns to a Private Investment Vehicle, they involve a substantial degree of risk. Any one or all of the issuers of the Financial Instruments in which a Private Investment Vehicle may invest, directly or indirectly, may be unsuccessful or not show any return for a considerable period of time. The level of analytical sophistication, both financial and legal, necessary for successful investment in companies experiencing significant business and financial difficulties is unusually high. There is no assurance that the Underlying Managers will correctly evaluate the nature and magnitude of the various factors that could affect the prospects for a successful reorganization or similar action. In any reorganization or liquidation proceeding relating to a company in which a Private Investment Vehicle invests, the Private Investment Vehicle may lose its entire investment or may be required to accept cash or Financial Instruments with a value less than the Private Investment Vehicle’s original investment.

INVESTMENTS IN UNDERVALUED EQUITY AND EQUITY-RELATED SECURITIES. The Private Investment Vehicles may invest in undervalued equity and equity-related securities. The identification of investment opportunities in undervalued securities is a difficult task. While investments in undervalued securities offer the opportunities for above-average capital appreciation, these investments involve a high degree of financial risk and can result in substantial losses. Returns generated from such investments may not adequately compensate the Private Investment Vehicles for the business and financial risks assumed. A Private Investment Vehicle may take certain speculative investments in securities which its Underlying Manager believes to be undervalued; however, there are no assurances that the securities purchased will in fact be undervalued. In addition, a Private Investment Vehicle may be required to hold such securities for a substantial period of time before realizing their anticipated value. During this period, a portion of a Private Investment Vehicle’s assets may be committed to the securities purchased, thus possibly preventing an Private Investment Vehicle from investing in other opportunities. In addition, a Private Investment Vehicle may finance such purchases with borrowed funds and thus will have to pay interest on such funds during such waiting period. If a Private Investment Vehicle takes long positions in stocks that decline and short positions in stocks that increase in value, then the losses of a Private Investment Vehicle may exceed those of other portfolios that hold long positions only.

CAPITAL STRUCTURE ARBITRAGE. The strategies of certain Underlying Managers may involve trading the spreads in the debt of companies with multiple classes of debt, trading the spreads in the equity of companies with multiple classes of equity and/or trading combinations of a company’s debt and equity, in each case to take advantage of relative mispricings. An Underlying Manager may be incorrect in its assumption and the applicable Private Investment Vehicles may not realize profits from such investments. Moreover, the Underlying Manager may be correct in its assumption but may not be able to maintain such investments long enough for them to be profitable.

SPREAD TRADING. A part of the Underlying Managers’ strategies may involve spread positions between two or more Financial Instrument positions. To the extent the price relationships between such positions remain constant, no gain or loss on the positions will occur. Such positions, however, do entail a substantial risk that the price differential could change unfavorably, thus causing a loss to the spread position. The Underlying Managers’ strategies also may involve arbitraging among two or more Financial Instruments. This means, for example, that a Private Investment Vehicle may purchase (or sell) Financial Instruments (on a current basis) and take offsetting positions in the same or related Financial Instruments. To the extent the price relationships between such positions remain constant, no gain or loss on the positions will occur. These offsetting positions entail substantial risk that the price differential could change unfavorably causing a loss to the position. Moreover, the arbitrage business is extremely competitive, and many of the major participants in the business are large investment banking firms with substantially greater financial resources, larger research staffs and more investment professionals than will be available to the Underlying Managers. Arbitrage activity by other larger firms may tend to narrow the spread between the price at which a Financial Instrument may be purchased by a Private Investment Vehicle and the price the Underlying Manager expects to receive upon consummation of a transaction.

TECHNICAL TRADING SYSTEMS. The Underlying Managers may rely on technical trading systems. For any technical trading system to be profitable, there must be price moves or “trends” – either upward or downward – in some Financial Instrument that the system can track and those trends must be significant enough to dictate entry or exit decisions. Trendless markets have occurred in the past and are likely to recur. In a trendless or erratic market, a technical trading system may fail to identify a trend on which action should be taken or may overreact to minor price movements and thus establish a position contrary to overall price trends, which may result in losses. In addition, a technical trading system may be profitable for a period of time, after which the system fails to correctly detect any future price movements. Accordingly, technical traders often modify or replace their systems on a periodic basis. Any factor (such as increased governmental control of, or participation in, the markets traded) that lessens the prospect of sustained price moves in the future may reduce the likelihood that an Underlying Manager’s technical systems will be profitable.

INCREASED USE IN THE MARKETS OF TECHNICAL TREND-FOLLOWING TRADING METHODS. In recent years, there has been a substantial increase in Financial Instrument trading systems, methods, and strategies employing trend-following timing signals, based either exclusively on technical analysis or on a combination of fundamental and technical analysis. There also has been an increase in the overall volume of trading and liquidity of the Financial Instrument markets. While the effect of any increase in the proportion of funds traded pursuant to trend-following trading approaches in recent years cannot be determined, any such increase could alter trading patterns or affect execution of trades to the detriment of the applicable Private Investment Vehicles.

RELIANCE ON QUANTITATIVE ANALYSIS. The Investment Adviser and certain Underlying Managers’ investment strategies may rely upon quantitative models and systems. Such models and systems may entail the use of sophisticated statistical calculations and complex computer systems, and there is no assurance that the Investment Adviser or Underlying Managers will be successful in carrying out such calculations correctly or that the use of these quantitative models and systems will not expose the Fund or applicable Private Investment Vehicles to the risk of significant losses. In addition, the analytical techniques used by the Investment Adviser and such Underlying Managers cannot provide any assurance that the Fund or applicable Private Investment Vehicles will not be exposed to the risk of significant trading losses if the underlying patterns that form the basis for the quantitative models and systems employed by the Investment Adviser or such Underlying Managers change in unanticipated ways. The effectiveness of quantitative models and systems may diminish over time, and attempts to apply existing quantitative models and systems to new or different markets, strategies or Financial Instruments may prove ineffective.

To the extent that information regarding a Private Investment Vehicle’s positions or trades becomes or is required to be made publicly available, there is a material risk that other market participants may seek to reverse engineer the Underlying Manager’s quantitative investment strategies from such public information. The use of an Underlying Manager’s investment strategies by other persons, whether as a result of reverse engineering, “frontrunning” or other actions, may have a material adverse effect on the performance of the associated Private Investment Vehicles.

RELIANCE ON FUNDAMENTAL ANALYSIS. Certain Underlying Managers may base their trading decisions, in whole or in part, on fundamental analysis. Fundamental trading systems consider factors, such as inflation, trade balances, inventories and interest rates, which do not have an impact on traditional technical trading systems, in an attempt to identify investment opportunities. To the extent that such factors provide mixed or conflicting signals, a fundamental trading system may not be able to detect and/or accurately predict price trends. There can be no guarantee that an Underlying Manager’s fundamental trading systems will enable the Underlying Manager to accurately value the Financial Instruments in which its Private Investment Vehicles invests or that any anticipated price trends will materialize with respect to such investments.

NEW STRATEGIES. While an Underlying Manager might develop new investment strategies in the future, any such strategies may not be thoroughly tested before being employed and may not, in any event, be successful. Were an Underlying Manager to attempt to implement new strategies for a Private Investment Vehicle, the risk/reward profile of the Private Investment Vehicle could be shifted significantly towards increased levels of risk. The Fund only can be successful if the Private Investment Vehicles are able to trade and invest successfully, and there can be no assurance that this will be the case.

COMPLEXITY OF QUANTITATIVE TRADING STRATEGIES; RELIANCE ON TECHNOLOGY. Many of the investments that the Underlying Managers are expected to trade on behalf of the Fund, and many of the trading strategies that the Underlying Managers are expected to execute on behalf of the Fund, are highly complex. In certain cases, the successful application of a particular trading strategy may require relatively sophisticated mathematical calculations and relatively complex computer programs.

GENERAL CREDIT RISKS. The value of any underlying collateral, the creditworthiness of the borrower and the priority of the lien are each of great importance. The Underlying Managers cannot guarantee the adequacy of the protection of the Fund’s interests, including the validity or enforceability of the loan and the maintenance of the anticipated priority and perfection of the applicable security interests. Furthermore, the Underlying Managers cannot assure that claims may not be asserted that might interfere with enforcement of the rights of the holder(s) of the relevant debt. In the event of a foreclosure, the liquidation proceeds upon sale of such asset may not satisfy the entire outstanding balance of principal and interest on the loan, resulting in a loss to the Fund. Any costs or delays involved in the effectuation of a foreclosure of the loan or a liquidation of the underlying property will further reduce the proceeds and thus increase the loss. The Fund will not have the right to proceed directly against obligors on bank loans, high yield securities and other fixed income securities selected by the Underlying Managers (“Reference Securities”).

CONTINGENT LIABILITIES. The Fund may from time to time incur contingent liabilities in connection with an investment made through a Private Investment Vehicle. For example, the Private Investment Vehicle may purchase from a lender a revolving credit facility that has not yet been fully drawn. If the borrower subsequently draws down on the facility, the Private Investment Vehicle might be obligated to fund a portion of the amounts due.

SECURITIES BELIEVED TO BE UNDERVALUED OR INCORRECTLY VALUED. Securities that Underlying Managers believe are fundamentally undervalued or incorrectly valued may not ultimately be valued in the capital markets at prices and/or within the time frame the Underlying Managers anticipate. As a result, a Private Investment Vehicle in which the Fund invests may lose all or substantially all of its investment in any particular instance. In addition, there is no minimum credit standard that is a prerequisite to an Underlying Manager’s investment in any instrument and some obligations and preferred stock in which an Underlying Manager invests may be less than investment grade.

ACTIVIST TRADING STRATEGY. The success of the Fund’s investments in Private Investment Vehicles that pursue an activist trading strategy may require, among other things: (i) that the Underlying Manager properly identify companies whose securities prices can be improved through corporate and/or strategic action; (ii) that the Private Investment Vehicles acquire sufficient securities of such companies at a sufficiently attractive price; (iii) that the Private Investment Vehicles avoid triggering anti-takeover and regulatory obstacles while acquiring their positions; (iv) that management of companies and other security holders respond positively to the Underlying Manager’s proposals; and (v) that the market price of a company’s securities increases in response to any actions taken by companies. There can be no assurance that any of the foregoing will succeed.

Successful execution of an activist strategy will depend on the cooperation of security holders and others with an interest in the company. Some security holders may have interests which diverge significantly from those of the Private Investment Vehicles and some of those parties may be indifferent to the proposed changes. Moreover, securities that the Underlying Manager believes are fundamentally undervalued or incorrectly valued may not ultimately be valued in the capital markets at prices and/or within the time frame the Underlying Manager anticipates, even if the Private Investment Vehicle’s strategy is successfully implemented. Even if the prices for a company’s securities have increased, there is no assurance that the Private Investment Vehicle will be able to realize any increase in the price.

RISKS OF SECURITIES ACTIVITIES OF THE UNDERLYING MANAGERS

All securities investing and trading activities involve the risk of loss of capital. While the Investment Adviser will attempt to moderate these risks, there can be no assurance that a Private Investment Vehicle’s investment activities will be successful or that the Shareholders will not suffer losses. In addition to the risks generally described in this Prospectus and the SAI, the following discussion sets forth some of the more significant risks associated with the styles of investing which may be utilized by one or more Underlying Managers:

EQUITY SECURITIES. Underlying Managers’ investment portfolios may include long and short positions in common stocks, preferred stocks and convertible securities of U.S. and non-U.S. issuers. Underlying Managers also may invest in depositary receipts relating to non-U.S. securities, which are subject to the risks affecting investments in foreign issuers discussed under “NON-U.S. INVESTMENTS” below. Issuers of unsponsored depositary receipts are not obligated to disclose material information in the United States, and therefore, there may be less information available regarding such issuers. Equity securities fluctuate in value, often based on factors unrelated to the value of the issuer of the securities, and such fluctuations can be pronounced.

PRIVATELY PLACED SECURITIES. A Private Investment Vehicle may invest in non-exchange traded securities, including privately placed securities, which are subject to liquidity and valuation risks. These risks may make it difficult for those securities to be traded or valued, especially in the event of adverse economic and liquidity conditions or adverse changes in the issuer’s financial condition. The market for certain non-exchange traded securities may be limited to institutional investors, subjecting such investments to further liquidity risk if a market were to limit institutional trading. There may also be less information available regarding such non-exchange traded securities than for publicly traded securities, which may make it more difficult for an Underlying Manager to fully evaluate the risks of investing in such securities and, as a result, place the Fund’s assets at greater risk of loss than if the Underlying Manager had more complete information. In addition, the issuers of non-exchange traded securities may be distressed, insolvent, or delinquent in filing information needed to be listed on an exchange. Disposing of non- exchange traded securities, including privately placed securities, may involve time-consuming negotiation and legal expenses, and selling them promptly at an acceptable price may be difficult or impossible. Securities purchased in private placements may be subject to legal or contractual restrictions on resale. The Fund may have to bear the expense of registering restricted securities for resale and the risk of substantial delay in effecting registration.

COMMON STOCK. Common stock risk is the risk that the value of the common stock held by a Private Investment Vehicle will fall, sometimes rapidly and unpredictably, due to general market and economic conditions, perceptions regarding the industries in which the issuers of common stock held by the Private Investment Vehicle participate or factors relating to specific companies in which the Private Investment Vehicle invests. Common stock of an issuer in the Private Investment Vehicle’s portfolio may decline in price if the issuer fails to make anticipated dividend payments because, among other reasons, the issuer of the common stock experiences a decline in its financial condition. Common stock in which the Private Investment Vehicle may invest is structurally subordinated to preferred stock, bonds and other debt instruments in a company’s capital structure, in terms of priority to corporate income and liquidation payments, and therefore will be subject to greater dividend risk than preferred stock or debt instruments of such issuers. In addition, while common stock has historically generated higher average returns than debt securities over the long term, common stock has also experienced significantly more volatility in those returns. An adverse event, such as an unfavorable earnings report, may depress the value of common stock of an issuer held by the Private Investment Vehicle. Also, the price of common stock of an issuer is sensitive to general movements in the stock market, changes in investors’ perceptions of the financial condition of the issuer and the occurrence of political or economic events affecting issuers. A drop in the stock market may depress the price of most or all of the common stock to which the Private Investment Vehicle has investment exposure. In addition, common stock prices may be sensitive to rising interest rates as the costs of capital rise and borrowing costs increase.

A Private Investment Vehicle may invest in common stock of companies of any market capitalization. Accordingly, a Private Investment Vehicle may invest in common stock of companies having smaller market capitalizations. The common stock of these companies often has less liquidity than the common stock of larger companies and these companies frequently have less management depth, narrower market penetrations, less diverse product lines and fewer resources than larger companies. Due to these and other factors, common stock of smaller companies may be more susceptible to market downturns and other events, and their prices may be more volatile than the common stock of larger companies.

PREFERRED STOCK. Preferred stock represents an equity ownership interest in an issuer, but generally entitles the holder to receive, in preference to the holders of other stocks such as common stock, dividends and a fixed share of the proceeds resulting from the liquidation of the issuer. Some preferred stock also entitles its holders to receive additional liquidation proceeds on the same basis as holders of the issuer's common stock. Some preferred stock offers a fixed rate of return with no maturity date. Preferred stock with no maturity may perform similarly to long term bonds, and can be more volatile than other types of preferred stock with heightened sensitivity to changes in interest rates. Other preferred stock has a variable dividend, generally determined on a quarterly or other periodic basis. Because preferred stock represents an equity ownership interest in a company, its value usually will react more strongly than bonds and other debt instruments to actual or perceived changes in an issuer’s financial condition or prospects or to fluctuations in the equity markets. Unlike common stock, preferred stock does not usually have voting rights absent the occurrence of specified events; preferred stock, in some instances, is convertible into common stock. In order to be payable, dividends on preferred stock must be declared by the issuer's board of directors. There is, however, no assurance that dividends will be declared by the boards of directors of issuers of the preferred stocks in which a Private Investment Vehicle invests.

CONVERTIBLE SECURITIES. Convertible securities have characteristics of both equity and fixed-income securities. The value of a convertible security tends to move with the market value of the underlying stock, but may also be affected by interest rates, credit quality of the issuer and any call provisions. In particular, when interest rates rise, fixed-income securities will decline in value. Convertible securities frequently have speculative characteristics and may be acquired without regard to minimum quality ratings. Lower quality convertible securities, also known as “junk bonds,” involve greater risk of default or price changes due to the issuer’s creditworthiness. The market prices of these securities may fluctuate more than those of higher quality securities and may decline significantly in periods of general economic difficulty, which may follow periods of rising interest rates. Securities in the lowest quality category may present the risk of default, or may be in default.

EXCHANGE-TRADED FUNDS. Private Investment Vehicles may invest in long (or short) positions in passive and/or actively managed ETFs. Through its positions in ETFs, a Private Investment Vehicle will be subject to the risks associated with such vehicles’ investments, including the possibility that the value of the securities or instruments held by an ETF could decrease (or increase), and will bear its proportionate share of the ETF’s fees and expenses. In addition, certain of the ETFs may hold common portfolio positions, thereby reducing any diversification benefits. Because ETFs trade on national securities exchanges at market prices that may vary from NAV, there may be times when an ETF trades at a premium or discount to NAV and, as a result, the Private Investment Vehicle may pay more or less than NAV when it buys ETF shares and may receive more or less than NAV when it sells those shares. Similarly, because the value of ETF shares depends on the demand in the market, the Private Investment Vehicle may not be able to purchase or sell an ETF at the most optimal time, which could adversely affect the Private Investment Vehicle’s performance.

FIXED-INCOME SECURITIES. Private Investment Vehicles may invest in fixed-income securities. A Private Investment Vehicle will invest in these securities when their yield and potential for capital appreciation are considered sufficiently attractive, and also may invest in these securities for defensive purposes and to maintain liquidity. Fixed-income securities include bonds, notes and debentures issued by U.S. and foreign corporations and governments. These securities may pay fixed, variable or floating rates of interest, and may include zero coupon obligations. Fixed-income securities are subject to the risk of the issuer’s inability to meet principal and interest payments on its obligations (i.e., credit risk) and are subject to the risk of price volatility due to such factors as interest rate sensitivity, market perception of the creditworthiness or financial condition of the issuer and general market liquidity (i.e., market risk). Certain portfolio securities, such as those with interest rates that fluctuate directly or indirectly based on multiples of a stated index, are designed to be highly sensitive to changes in interest rates and can subject the holders thereof to significant reductions of yield and possible loss of principal.

Private Investment Vehicles may invest in both investment grade and non-investment grade debt securities (commonly referred to as “junk bonds”). See “PRINCIPAL RISK FACTORS — LOW CREDIT QUALITY SECURITIES” below. Investment grade debt securities are securities that have received a rating from at least one nationally recognized statistical rating organization (a “Rating Agency”) in one of the four highest rating categories or, if not rated by any Rating Agency, have been determined by the Investment Adviser to be of comparable quality.

Non-investment grade debt securities, including convertible debt securities, are considered by the Rating Agencies to be predominantly speculative with respect to the issuer’s capacity to pay interest and repay principal. Non-investment grade securities in the lowest rating categories may involve a substantial risk of default or may be in default. Adverse changes in economic conditions or developments regarding the individual issuer are more likely to cause price volatility and weaken the capacity of the issuers of non-investment grade securities to make principal and interest payments than is the case for higher grade securities. In addition, the market for lower grade securities may be thinner and less liquid than the market for higher grade securities, or may become less liquid in response to market developments or geopolitical events such as sanctions, trading halts or wars, or adverse investor perceptions.

BONDS AND OTHER FIXED-INCOME SECURITIES. Private Investment Vehicles may invest in bonds and other fixed income securities, both U.S. and non- U.S., and may take short positions in these securities. Private Investment Vehicles will invest in these securities when they offer opportunities for capital appreciation (or capital depreciation in the case of short positions) and may also invest in these securities for temporary defensive purposes and to maintain liquidity. Fixed income securities include, among other securities: bonds, notes and debentures issued by U.S. and non-U.S. corporations; U.S. Government securities or debt securities issued or guaranteed by a non-U.S. government; municipal securities; and mortgage-backed and asset backed securities. These securities may pay fixed, variable or floating rates of interest, and may include zero coupon obligations. Fixed income securities are subject to the risk of the issuer’s inability to meet principal and interest payments on its obligations (i.e., credit risk) and are subject to price volatility resulting from, among other things, interest rate sensitivity, market perception of the creditworthiness of the issuer and general market liquidity (i.e., market risk).

LOW CREDIT QUALITY SECURITIES. To the extent a Private Investment Vehicle invests in fixed-income securities, such Private Investment Vehicle may be permitted to invest in particularly risky investments that also may offer the potential for correspondingly high returns. As a result, such Private Investment Vehicle may lose all or substantially all of its investment in any particular instance. There is no minimum credit standard as a prerequisite to an investment in any security. Debt securities may be less than investment grade and may be considered to be “junk bonds” or be distressed or “special situations” with heightened risk of loss and/or liquidity. “Junk bonds” are considered by the rating agencies to be predominately speculative and may involve major risk exposures such as: (i) vulnerability to economic downturns and changes in interest rates; (ii) sensitivity to adverse economic changes and corporate developments; (iii) redemption or call provisions that may be exercised at inopportune times; and (iv) difficulty in accurately valuing or disposing of such securities. Such securities may rank junior to other outstanding securities and obligations of the issuer, all or a significant portion of whose debt securities may be secured by substantially all of the issuer’s assets. Moreover, the Private Investment Vehicles may invest in securities that are not protected by financial covenants or limitations on additional indebtedness.

RATING AGENCIES RISK. Rating agencies may fail to make timely changes in credit ratings and an issuer’s current financial condition may be better or worse than a rating indicates. In addition, rating agencies are subject to an inherent conflict of interest because they are often compensated by the same issuers whose securities they grade.

NON-U.S. INVESTMENTS. It is expected that some Private Investment Vehicles will invest in securities of non-U.S. companies and countries. Foreign obligations have risks not typically involved in domestic investments. Foreign investing can result in higher transaction and operating costs for the Fund. Foreign issuers are not subject to the same accounting and disclosure requirements to which U.S. issuers are subject and consequently, less information may be available to investors in companies located in such countries than is available to investors in companies located in the United States. The value of foreign investments may be affected by reduced levels of governmental exchange control regulations; foreign withholding taxes; reduced liquidity in foreign markets; fluctuations in the rate of exchange between currencies and costs associated with currency conversions; the potential difficulty in repatriating funds; expropriation or nationalization of a company’s assets; delays in settlement of transactions; other jurisdictions imposing restrictions on investments; changes in governmental economic or monetary policies in the United States or abroad; or other political and economic factors. In addition, there may be difficulty in obtaining or enforcing a court judgment abroad.

Securities of issuers in emerging and developing markets present risks not found in securities of issuers in more developed markets. Securities of issuers in emerging and developing markets may be more difficult to sell at acceptable prices and their prices may be more volatile than securities of issuers in more developed markets. Settlements of securities trades in emerging and developing markets may be subject to greater delays than in other markets so that a Private Investment Vehicle might not receive the proceeds of a sale of a security on a timely basis. Emerging markets generally have less developed trading markets and exchanges, and legal and accounting systems. In addition, emerging markets countries may have more or less government regulation and generally do not impose as extensive and frequent accounting, auditing, financial and other reporting requirements as the securities markets of more developed countries. The accounting, auditing and financial reporting standards and practices applicable to emerging market companies may be less rigorous, and there may be significant differences between financial statements prepared in accordance with those accounting standards as compared to financial statements prepared in accordance with international accounting standards. Consequently, the quality of certain foreign audits may be unreliable, which may require enhanced procedures, and the Fund may not be provided with the same level of protection or information as would generally apply in developed countries, potentially exposing the Fund to significant losses. As a result, there could be less information available about issuers in emerging market countries, which could negatively affect the Investment Adviser’s ability to evaluate local companies or their potential impact on the Fund’s performance. Further, investments in securities of issuers located in certain emerging countries involve the risk of loss resulting from problems in share registration, settlement or custody, substantial economic, political and social disruptions and the imposition of exchange controls (including repatriation restrictions). The legal remedies for investors in emerging markets may be more limited than the remedies available in the U.S., and the ability of U.S. authorities (e.g., SEC and the U.S. Department of Justice) to bring actions against bad actors may be limited.

The Fund and Private Investment Vehicles may invest directly or indirectly from time to time in European companies and assets, including issuers located in the United Kingdom (the “UK”). In June 2016, the UK voted in a referendum to leave the European Union (“EU”). The UK’s departure from the EU, known as "Brexit,” has affected the value and exchange rate of the euro and may have significant political and financial consequences for Eurozone markets, including greater market volatility and illiquidity, currency fluctuations, deterioration in economic activity, a decrease in business confidence and an increased likelihood of a recession in the UK. Brexit may have adverse effects on asset valuations and the renegotiation of current trade agreements and may result in an increase in financial regulation of UK banks. Any market disruption in the EU and globally as a result of Brexit may have a negative effect on the value of the Fund’s investments. Additionally, the risks related to Brexit could be more pronounced if one or more additional EU member states seek to leave the EU. Further insecurity in EU membership or the abandonment of the euro could exacerbate market and currency volatility and negatively impact investments in securities issued by companies located in EU countries.

Additionally, various countries have seen significant internal conflicts and in some cases, civil wars may have had an adverse impact on the securities markets of the countries concerned. In addition, the occurrence of new disturbances due to acts of war or terrorism or other political developments cannot be excluded. Nationalization, expropriation or confiscatory taxation, currency blockage, political changes, government regulation, political, regulatory or social instability or uncertainty or diplomatic developments, including the imposition of sanctions or other similar measures, could adversely affect the Fund’s investments. Recent examples of the above include conflict, loss of life and disaster connected to ongoing armed conflict in Europe and the Middle East.

The extent, duration and impact of these conflicts, related sanctions and retaliatory actions are difficult to ascertain, but could be significant and have severe adverse effects on the region, including significant adverse effects on the regional or global economies and the markets for certain securities and commodities. These impacts could negatively affect the Fund’s investments in securities and instruments that are economically tied to the applicable region, and include (but are not limited to) declines in value and reductions in liquidity. In addition, to the extent new sanctions are imposed or previously relaxed sanctions are reimposed (including with respect to countries undergoing transformation), complying with such restrictions may prevent the Fund from pursuing certain investments, cause delays or other impediments with respect to consummating such investments or divestments, require divestment or freezing of investments on unfavorable terms, render divestment of underperforming investments impracticable, negatively impact the Fund’s ability to achieve its investment objective, prevent the Fund from receiving payments otherwise due, increase diligence and other similar costs to the Fund, render valuation of affected investments challenging, or require the Fund to consummate an investment on terms that are less advantageous than would be the case absent such restrictions. Any of these outcomes could adversely affect the Fund’s performance with respect to such investments, and thus the Fund’s performance as a whole.

FOREIGN CURRENCY TRANSACTIONS. Private Investment Vehicles may engage in foreign currency transactions for a variety of purposes, including “locking in” the U.S. dollar price of a security between trade and settlement date, or hedging the U.S. dollar value of securities held in the Private Investment Vehicle. Private Investment Vehicles may also engage in foreign currency transactions for non-hedging purposes to generate returns.

Foreign currency transactions may involve, for example, the purchase of foreign currencies for U.S. dollars or the maintenance of short positions in foreign currencies. Foreign currency transactions may involve a Private Investment Vehicle agreeing to exchange an amount of a currency it does not currently own for another currency at a future date. A Private Investment Vehicle would typically engage in such a transaction in anticipation of a decline in the value of the currency it sells relative to the currency that the Private Investment Vehicle has contracted to receive in the exchange. An Underlying Manager’s success in these transactions will depend principally on its ability to predict accurately the future exchange rates between foreign currencies and the U.S. dollar.

A Private Investment Vehicle may enter into forward contracts for hedging and non-hedging purposes in pursuing its investment objective. Forward contracts are transactions involving an obligation to purchase or sell a specific currency at a future date at a specified price. Forward contracts may be used for hedging purposes to protect against uncertainty in the level of future non-U.S. currency exchange rates, such as when an Underlying Manager anticipates purchasing or selling a non-U.S. security. This technique would allow the Underlying Manager to “lock in” the U.S. dollar price of the security. Forward contracts may also be used to attempt to protect the value of an existing holding of non-U.S. securities. Imperfect correlation may exist, however, between the non-U.S. securities holdings of the Private Investment Vehicle, and the forward contracts entered into with respect to those holdings. In addition, forward contracts may be used for non- hedging purposes, such as when an Underlying Manager anticipates that particular non-U.S. currencies will appreciate or depreciate in value, even though securities denominated in those currencies are not then held in the applicable investment portfolio. Generally, Private Investment Vehicles are subject to no requirement that they hedge all or any portion of their exposure to non-U.S. currency risks, and there can be no assurance that hedging techniques will be successful if used.

OPTIONS AND FUTURES. The Underlying Managers may utilize options and futures contracts. Such transactions may be effected on securities exchanges, in the over-the-counter market, or negotiated directly with counterparties. When such transactions are purchased over-the-counter or negotiated directly with counterparties, a Private Investment Vehicle bears the risk that the counterparty will be unable or unwilling to perform its obligations under the contract. Such transactions may also be illiquid and, in such cases, an Underlying Manager may have difficulty closing out its position. Over-the-counter options purchased and sold by Private Investment Vehicles may include options on baskets of specific securities. A Private Investment Vehicle may utilize European-style or American-style options. European-style options are only exercisable at their expiration. American-style options are exercisable at any time prior to the expiration date of the option.

The Underlying Managers may purchase call and put options on specific securities, on indices, on currencies or on futures, and may write and sell covered or uncovered call and put options for hedging purposes and non-hedging purposes to pursue their investment objectives. A put option gives the purchaser of the option the right to sell, and obligates the writer to buy, the underlying security at a stated exercise price. Similarly, a call option gives the purchaser of the option the right to buy, and obligates the writer to sell, the underlying security at a stated exercise price. A covered call option is a call option with respect to which a Private Investment Vehicle owns the underlying security. The sale of such an option exposes a Private Investment Vehicle during the term of the option to possible loss of opportunity to realize appreciation in the market price of the underlying security or to possible continued holding of a security that might otherwise have been sold to protect against depreciation in the market price of the security. A covered put option is a put option with respect to which cash or liquid securities have been placed in a segregated account on a Private Investment Vehicle’s books. The sale of such an option exposes the seller during the term of the option to a decline in price of the underlying security while also depriving the seller of the opportunity to invest the segregated assets. Options sold by the Private Investment Vehicles need not be covered.

A Private Investment Vehicle may close out a position when writing options by purchasing an option on the same security with the same exercise price and expiration date as the option that it has previously written on the security. The Private Investment Vehicle will realize a profit or loss if the amount paid to purchase an option is less or more, as the case may be, than the amount received from the sale thereof. To close out a position as a purchaser of an option, an Underlying Manager would ordinarily effect a similar “closing sale transaction,” which involves liquidating a position by selling the option previously purchased, although the Underlying Manager could exercise the option should it deem it advantageous to do so.

Private Investment Vehicles may enter into futures contracts in U.S. domestic markets or on exchanges located outside the United States. Foreign markets may offer advantages such as trading opportunities or arbitrage possibilities not available in the United States. Foreign markets, however, may have greater risk potential than domestic markets. For example, some foreign exchanges are principal markets so that no common clearing facility exists and an investor may look only to the broker for performance of the contract. In addition, any profits that might be realized in trading could be eliminated by adverse changes in the exchange rate, or a loss could be incurred as a result of those changes. Transactions on foreign exchanges may include both commodities which are traded on domestic exchanges and those which are not. Unlike trading on domestic commodity exchanges, trading on foreign commodity exchanges is not regulated by the Commodity Futures Trading Commission (“CFTC”).

Engaging in these transactions involves risk of loss, which could adversely affect the value of a Private Investment Vehicle’s net assets. No assurance can be given that a liquid market will exist for any particular futures contract at any particular time. Many futures exchanges and boards of trade limit the amount of fluctuation permitted in futures contract prices during a single trading day. Once the daily limit has been reached in a particular contract, no trades may be made that day at a price beyond that limit or trading may be suspended for specified periods during the trading day. Futures contract prices could move to the limit for several consecutive trading days with little or no trading, thereby preventing prompt liquidation of futures positions and potentially subjecting a Private Investment Vehicle to substantial losses.

Successful use of futures also is subject to an Underlying Manager’s ability to correctly predict movements in the direction of the relevant market, and, to the extent the transaction is entered into for hedging purposes, to ascertain the appropriate correlation between the transaction being hedged and the price movements of the futures contract.

Some or all of the Underlying Managers may purchase and sell stock index futures contracts for a Private Investment Vehicle. A stock index future obligates a Private Investment Vehicle to pay or receive an amount of cash equal to a fixed dollar amount specified in the futures contract multiplied by the difference between the settlement price of the contract on the contract’s last trading day and the value of the index based on the stock prices of the securities that comprise it at the opening of trading in those securities on the next business day.

Some or all of the Underlying Managers may purchase and sell interest rate futures contracts for a Private Investment Vehicle. A contract for interest rate futures represents an obligation to purchase or sell an amount of a specific debt security at a future date at a specific price.

Some or all of the Underlying Managers may purchase and sell currency futures for a Private Investment Vehicle. A currency future creates an obligation to purchase or sell an amount of a specific currency at a future date at a specific price.

The Fund intends to rely on the no-action relief provided by No-Action Letter 12-38 of the Division of Swap Dealer and Intermediary Oversight (“Division”) of the CFTC. Pursuant to this letter, the Investment Adviser is not required to register as a “commodity pool operator” (“CPO”) with respect to the Fund, or rely on an exemption from registration, until the later of June 30, 2013 or six months from the date the Division issues revised guidance on the application of the calculation of the de minimis thresholds to fund-of-funds operators. As of the date of this Prospectus, the CFTC has not yet proposed any guidance regarding the application of the de minimis thresholds to fund-of-funds operators. If the Fund and the Investment Adviser with respect to the Fund become subject to CFTC regulation, the Fund may incur additional compliance, operational and other expenses.

With respect to investments in swap transactions, commodity futures, commodity options or certain other derivatives used for purposes other than bona fide hedging purposes, an investment company must meet one of the following tests under the amended regulations in order to claim an exemption from being considered a “commodity pool” or the investment adviser having to register as a CPO. First, the aggregate initial margin and premiums required to establish an investment company’s positions in such investments may not exceed five percent (5%) of the liquidation value of the investment company’s portfolio (after accounting for unrealized profits and unrealized losses on any such investments). Alternatively, the aggregate net notional value of such instruments, determined at the time of the most recent position established, may not exceed one hundred percent (100%) of the liquidation value of the investment company’s portfolio (after accounting for unrealized profits and unrealized losses on any such positions). In addition to meeting one of the foregoing trading limitations, the investment company may not market itself as a commodity pool or otherwise as a vehicle for trading in the commodity futures, commodity options or swaps and derivatives markets. In the event that the Investment Adviser is required to register as a CPO with respect to the Fund, the disclosure and operations of the Fund would need to comply with all applicable CFTC regulations.

OPTIONS ON SECURITIES INDEXES. Some or all of the Underlying Managers may purchase and sell for the Private Investment Vehicles call and put options on stocks or stock indexes listed on national securities exchanges or traded in the over-the-counter market for hedging purposes and non-hedging purposes to pursue their investment objectives. A stock and a stock index fluctuates with changes in the market values of that stock or the stocks included in the index. Accordingly, successful use by an Underlying Manager of options on stocks and stock indexes will be subject to the Underlying Manager’s ability to predict correctly movements in the direction of the stock market generally or of a particular industry or market segment. This requires different skills and techniques than predicting changes in the price of individual stocks.

WARRANTS AND RIGHTS. Warrants are derivative instruments that permit, but do not obligate, the holder to subscribe for other securities or commodities. Rights are similar to warrants, but normally have a shorter duration and are offered or distributed to shareholders of a company. Warrants and rights do not carry with them the right to dividends or voting rights with respect to the securities that they entitle the holder to purchase, and they do not represent any rights in the assets of the issuer. In addition, the values of warrants and rights do not necessarily change with the values of the underlying securities or commodities and these instruments cease to have value if they are not exercised prior to their expiration dates. As a result, warrants and rights may be considered more speculative than certain other types of equity-like securities.

SWAP AGREEMENTS. The Underlying Managers may enter into equity, interest rate, index, credit, commodity and currency rate swaps on behalf of Private Investment Vehicles. These transactions are entered into in an attempt to obtain a particular return when it is considered desirable to do so, possibly at a lower cost than if an investment was made directly in the asset that yielded the desired return. Swap agreements are two-party contracts entered into primarily by institutional investors for periods ranging from a few weeks to more than a year. In certain swap transaction, two parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments, which may be adjusted for an interest factor. The gross returns to be exchanged or “swapped” between the parties are generally calculated with respect to a “notional amount,” i.e., the return on or increase in value of a particular dollar amount invested at a particular interest rate, in a particular foreign currency, or in a “basket” of securities representing a particular index. Forms of swap agreements include interest rate caps, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates exceed a specified rate or “cap”; interest rate floors, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates fall below a specified level or “floor”; and interest rate collars, under which a party sells a cap and purchases a floor or vice versa in an attempt to protect itself against interest rate movements exceeding given minimum or maximum levels. Other types of swaps may have other payment mechanics and terms.

Most swap agreements entered into by a Private Investment Vehicle would require the calculation of the obligations of the parties to the agreements on a “net basis.” Consequently, a Private Investment Vehicle’s current obligations (or rights) under a swap agreement generally will be equal only to the net amount to be paid or received under the agreement where the parties’ payment obligations are on the same date in the same currency, based on the amounts due by each party to the agreement on a certain date (the “net amount”). The risk of loss with respect to swaps is not limited to the net amount of payments that a party is contractually obligated to make. If the Private Investment Vehicle or the other party to a swap defaults, the non-defaulting party determines a payment amount in respect of the outstanding portfolio of swaps between the parties which may include a party’s losses or hedge unwind costs and a valuation of the transactions. The Private Investment Vehicle’s risk of loss is subject to the other party or it making this determination and (i) such amount not reflecting the Private Investment Vehicle’s assessment of such amount, if applicable and the risk that if the swap agreements are terminated early and the other party owes an amount to the Private Investment Vehicle, it will not be able to pay this amount to the Private Investment Vehicle an/or the Private Investment Vehicle may not have sufficient collateral from the other party to address such shortfall.

To achieve investment returns equivalent to those achieved by an Underlying Manager in whose investment vehicles the Fund could not invest directly, perhaps because of its investment minimum or its unavailability for direct investment, the Fund may enter into swap agreements under which the Fund may agree, on a net basis, to pay a return based on a floating interest rate and to receive the total return of the reference investment vehicle over a stated time period. The Fund may seek to achieve the same investment result through the use of other derivatives in similar circumstances. The U.S. federal income tax treatment of swap agreements and other derivatives used in the above manner is unclear. The Fund does not currently intend to use swaps or other derivatives in this manner.

MARKET CAPITALIZATION RISK. The Fund may invest in equity securities without restriction as to market capitalization, such as those issued by medium-sized and smaller capitalization companies, including micro-cap companies. Those securities, particularly smaller-capitalization stocks, involve higher risks in some respects than do investments in securities of larger companies. The prices of the securities of some of these smaller companies are often more volatile and may be subject to more abrupt or erratic market movements than larger, more established companies, because they typically are more subject to changes in earnings and prospects, among other things. In addition, the risk of bankruptcy or insolvency of many smaller companies (with the attendant losses to shareholders) is higher than for larger, “blue-chip” companies, and, due to thin trading in some small-capitalization stocks, an investment in those securities may be highly illiquid. Some small companies have limited product lines, distribution channels and financial and managerial resources. Some of the companies in which the Fund invests may have product lines that have, in whole or in part, only recently been introduced to market or that may still be in the research or development stage. Such companies may also be dependent on key personnel with limited experience. Micro-cap stocks typically involve greater risks of loss and price fluctuations because their earnings and revenues tend to be less predictable, their share prices tend to be more volatile, and their markets less liquid than stocks of companies with larger market capitalizations. The shares of micro-cap companies tend to trade less frequently than those of larger, more established companies, and it can be difficult or impossible for the Fund to trade these securities at the desired time. Furthermore, publicly available information, including financial information, about micro-cap companies tends to be limited and some micro-cap companies trade over-the-counter or on a regional exchange with limited regulation. The relative lack of information, liquidity, and regulation results in an increased risk of corruption and fraud, including price manipulation, and the possibility of losses to the Fund.

DISTRESSED SECURITIES. Certain of the companies in whose securities the Private Investment Vehicles may invest may be in transition, out of favor, financially leveraged or troubled, or potentially troubled, and may be or have recently been involved in major strategic actions, restructurings, bankruptcy, reorganization or liquidation. These may also be securities that are rated in the lower rating categories by one or more nationally recognized statistical rating organizations or, if unrated, are in the judgment of the Investment Adviser of equivalent quality. These characteristics of these companies can cause their securities to be particularly risky, although they also may offer the potential for high returns. These companies’ securities may be considered speculative, and the ability of the companies to pay their debts on schedule could be affected by adverse interest rate movements, changes in the general economic factors affecting a particular industry or specific developments within the companies. Such investments can result in significant or even total losses. In addition, the markets for distressed investment assets are frequently illiquid.

In liquidation (both in and out of bankruptcy) and other forms of corporate reorganization, there exists the risk that the reorganization either will be unsuccessful (due to, for example, failure to obtain requisite approvals), will be delayed (for example, until various liabilities, actual or contingent, have been satisfied) or will result in a distribution of cash or a new security the value of which will be less than the purchase price to a Private Investment Vehicle of the security in respect to which such distribution was made.

In certain transactions, a Private Investment Vehicle may not be “hedged” against market fluctuations, or, in liquidation situations, may not accurately value the assets of the company being liquidated. This can result in losses, even if the proposed transaction is consummated.

NEW ISSUES. “New Issues” are initial public offerings (“IPOs”) of equity securities. Investments in companies that have recently gone public have the potential to produce substantial gains for a Private Investment Vehicle. However, there is no assurance that a Private Investment Vehicle will have access to profitable IPOs and therefore investors should not rely on any past gains from IPOs as an indication of future performance. The investment performance of a Private Investment Vehicle during periods when it is unable to invest significantly or at all in IPOs may be lower than during periods when a Private Investment Vehicle is able to do so. Securities issued in IPOs are subject to many of the same risks as investing in companies with smaller market capitalizations. Securities issued in IPOs have no trading history, and information about the companies may be available for very limited periods. In addition, the prices of securities sold in IPOs may be highly volatile or may decline shortly after the IPO. When an IPO is brought to the market, availability may be limited and the Private Investment Vehicle may not be able to buy any shares at the offering price, or, if it is able to buy shares, it may not be able to buy as many shares at the offering price as it would like.

ILLIQUID PORTFOLIO INVESTMENTS. Private Investment Vehicles may invest in securities that are subject to legal or other restrictions on transfer or for which no liquid market exists, and may make investments that may become less liquid in response to market developments or geopolitical events such as sanctions, trading halts or wars, or adverse investor perceptions. The market prices, if any, for such securities tend to be volatile and a Private Investment Vehicle may not be able to sell them when the Underlying Manager desires to do so or to realize what the Underlying Manager perceives to be their fair value in the event of a sale. The sale of restricted and illiquid securities often requires more time and results in higher brokerage charges or dealer discounts and other selling expenses than does the sale of securities eligible for trading on national securities exchanges or in the over the counter markets. Restricted securities may sell at prices that are lower than similar securities that are not subject to restrictions on resale.

CREDIT DEFAULT SWAPS. The Private Investment Vehicles may enter into credit default swaps. Under these instruments, a Private Investment Vehicle will usually have a contractual relationship only with the counterparty of such credit default swaps and not the issuer of the obligation (the “Reference Obligation”) subject to the credit default swap (the “Reference Obligor”). The Private Investment Vehicles will have no direct rights or recourse against the Reference Obligor with respect to the terms of the Reference Obligation nor any rights of set-off against the Reference Obligor, nor any voting rights with respect to the Reference Obligation. The Private Investment Vehicles will not directly benefit from the collateral supporting the Reference Obligation and will not have the benefit of the remedies that would normally be available to a holder of such Reference Obligation. In addition, in the event of the insolvency of the credit default swap counterparty, the Private Investment Vehicle will be treated as a general creditor of such counterparty and will not have any claim with respect to the Reference Obligation. Consequently, the Private Investment Vehicle will be subject to the credit risk of the counterparty and in the event the Private Investment Vehicle will be selling credit default swaps, the Private Investment Vehicle will also be subject to the credit risk of the Reference Obligor. As a result, concentrations of credit default swaps in any one counterparty expose the Private Investment Vehicle to risk with respect to defaults by such counterparty.

SHORT POSITIONS. Short positions may comprise a significant portion of any Private Investment Vehicle’s investments and, therefore, of the Fund’s overall portfolio. In short selling, a Private Investment Vehicle will sell securities it does not own by borrowing such securities from a third party, such as a broker-dealer. The Private Investment Vehicle is required to pay to the lender amounts equal to any dividend which accrues during the period of the loan. To borrow a security, a Private Investment Vehicle also may be required to pay a premium, which would increase the cost of the security sold. Short positions may be held for both profit opportunities and for hedging purposes. An Underlying Manager may from time to time engage in short sales for a Private Investment Vehicle in an approach known as “pairs trading,” where the Private Investment Vehicle combines a long position in a particular security with a short position in a similar security in the same or related industry or sector. Pairs trading may be undertaken for speculative and/or hedging purposes and may be weighted toward either the long or short side of the position. An Underlying Manager may from time to time also make short sales “against the box”, where the Private Investment Vehicle retains a long position in the same security. Short sales that are not “against the box” involve a form of investment leverage, and the amount of a Private Investment Vehicle’s loss on a short sale is potentially unlimited. At any particular time, the Fund’s portfolio overall may be “net long” (i.e., the value of long positions, at cost, will be greater than the net exposure on short positions) or “net short” (net exposure on short positions will be greater than the value of long positions).

REPURCHASE AND REVERSE REPURCHASE AGREEMENTS. The Private Investment Vehicles may enter into repurchase and reverse repurchase agreements. When a Private Investment Vehicle enters into a repurchase agreement, it “sells” securities to a broker-dealer or financial institution, and agrees to repurchase such securities on a mutually agreed date for the price paid by the broker-dealer or financial institution, plus interest at a negotiated rate. In a reverse repurchase transaction, a Private Investment Vehicle “buys” securities issued from a broker-dealer or financial institution, subject to the obligation of the broker-dealer or financial institution to repurchase such securities at the price paid by the Private Investment Vehicle, plus interest at a negotiated rate. The use of repurchase and reverse repurchase agreements by a Private Investment Vehicle involves certain risks. For example, if the seller of securities to the Private Investment Vehicle under a reverse repurchase agreement defaults on its obligation to repurchase the underlying securities, as a result of its bankruptcy or otherwise, the Private Investment Vehicle will seek to dispose of such securities, which action could involve costs or delays. If the seller becomes insolvent and subject to liquidation or reorganization under applicable bankruptcy or other laws, the Private Investment Vehicle’s ability to dispose of the underlying securities may be restricted. It is possible, in a bankruptcy or liquidation scenario, that the Private Investment Vehicle may not be able to substantiate its interest in the underlying securities. Finally, if a seller defaults on its obligation to repurchase securities under a reverse repurchase agreement, the Private Investment Vehicle may suffer a loss to the extent that it is forced to liquidate its position in the market, and proceeds from the sale of the underlying securities are less than the repurchase price agreed to by the defaulting seller. Similar elements of risk arise in the event of the bankruptcy or insolvency of the buyer.

INDUSTRY CONCENTRATION RISK. Private Investment Vehicles generally are not subject to industry concentration restrictions on their investments and, in some cases, may invest 25% or more of the value of their total assets in a single industry or group of related industries. Although the Fund does not believe it is likely to occur given the nature of its investment program, it is possible that, at any given time, the assets of Private Investment Vehicles in which the Fund has invested will, in the aggregate, be invested in a single industry or group of related industries constituting 25% or more of the value of their combined total assets. Because these circumstances may arise, the Fund is subject to the risk that a significant portion of its assets may at times be exposed to the risks associated with investing in the securities of issuers engaged in similar businesses that are likely to be affected by the same market conditions and other industry-specific risk factors. Industry-based risks, any of which may adversely affect Private Investment Vehicles, and indirectly, the Fund, may include, but are not limited to legislative or regulatory changes, adverse market conditions and/or increased competition within the industry or group of industries. In addition, at times, an industry or group of industries may be out of favor and underperform other industries, groups of industries or the market as a whole. Private Investment Vehicles are not generally required to provide current information regarding their investments to their investors (including the Fund), but the Fund will consider the investments of the Private Investment Vehicles to the extent that it has such information. The Fund and the Investment Adviser may not be able to determine at any given time whether or the extent to which Private Investment Vehicles, in the aggregate, have invested 25% or more of their combined assets in any particular industry.

STRADDLES. A Private Investment Vehicle may engage in straddle writing, whereby it writes both a put and a call on the same underlying Financial Instrument at the same exercise price in exchange for a combined premium on the two writing transactions. In straddle writing, the potential risk of loss is unlimited. To the extent the price of the underlying Financial Instrument is either above or below the exercise price by more than the combined premium, the writer of a straddle will incur a loss when one of the options is exercised. If the writer is assigned an exercise on one option position in the straddle and fails to close out the other position, subsequent fluctuations in the price of the underlying Financial Instrument could cause the other option to be exercised as well, causing a loss on both writing positions.

HIGH PORTFOLIO TURNOVER. The Fund’s activities involve investment in the Private Investment Vehicles, which may invest on the basis of short-term market considerations. The turnover rate within the Private Investment Vehicles may be significant, potentially involving negative tax implications and substantial brokerage commissions, and fees. The Fund will have no control over this turnover. It is anticipated that the Fund’s income and gains, if any, will be primarily derived from ordinary income. In addition, the withdrawal of the Fund from a Private Investment Vehicle could involve expenses to the Fund under the terms of the Fund’s investment.

DERIVATIVE INSTRUMENTS. The Fund and some or all of the Private Investment Vehicles may use options, swaps, futures contracts, forward agreements and other derivatives contracts. Transactions in derivative instruments present risks arising from the use of leverage, when applicable (which increases the magnitude of losses), volatility, the possibility of default by a counterparty and illiquidity. The price and value of derivatives can be negatively affected by a number of factors, including general market volatility, the volatility of the assets or financial indicators underlying the derivative, market demand and supply, interest rates, foreign currency exchange rates, index prices, commodity prices, equity prices, prices in the exchange-traded and cleared derivatives markets, investor perception and other political or economic factors. Since derivatives are linked to one or multiple underlying interests, the price or value of the derivatives may also be subject to considerable fluctuations due to the risks associated with the underlying interest. The use of derivative instruments for hedging or speculative purposes by the Fund or the Private Investment Vehicles could present significant risks, including the risk of losses in excess of the amounts invested. The Fund or a Private Investment Vehicle may leverage its investments by “borrowing” and be exposed to similar risks.

The Fund has adopted procedures for investing in derivatives and other transactions in compliance with Rule 18f-4. The Fund intends to be a limited derivatives user under Rule 18f-4 of the Investment Company Act. As a limited derivatives user, the Fund’s derivatives exposure, excluding certain currency and interest rate hedging transactions, may not exceed 10% of its net assets. This restriction is not fundamental and may be changed by the Fund without a shareholder vote. Limits or restrictions applicable to the counterparties or issuers, as applicable, with which the Fund may engage in derivative transactions could also limit or prevent the Fund from using certain instruments.

TECHNOLOGICAL ADVANCEMENTS RISK. The development and increased reliance on certain technologies, including artificial intelligence and machine learning algorithms (“AI”), may adversely impact markets and the overall performance of the Fund’s investments. For example, issuers in which the Fund may invest may focus their business on AI-related products and/or services and utilize AI in their business operations, and the challenges with properly managing its use could result in reputational harm, competitive harm, and legal liability, and/or an adverse effect on an issuer’s business operations. In addition, the increased regulation of AI, including related to information privacy, data protection and intellectual property, may significantly impact the economy and/or the issuers in which the Fund invests.

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In view of the risks noted above, the Fund should be considered a speculative investment and prospective investors should invest in the Fund only if they can sustain a complete loss of their investment.

No guarantee or representation is made that the investment program of the Fund will be successful or that the Fund will achieve its investment objective.

PASSPORT SELECT: MODEL CLASS OF FT ALTERNATIVE PLATFORM I LLC PERFORMANCE

Simultaneous with the Fund’s Commencement of Operations, Passport Select: Model Class of FT Alternative Platform I LLC (the “Predecessor Fund”) reorganized with and into the Fund. The Predecessor Fund maintained an investment objective, strategies and investment policies, guidelines and restrictions that were, in all material respects, equivalent to those of the Fund and at the time of the conversion of the Predecessor Fund was managed by the same Investment Adviser and portfolio managers as the Fund.

The Predecessor Fund commenced operations on July 1, 2017. The performance quoted below for periods prior to July 3, 2023 is that of the Predecessor Fund and reflects the fees and expenses incurred by the Predecessor Fund. The performance returns of the Predecessor Fund are unaudited and are calculated by the Investment Adviser on a total return basis. After-tax performance returns are not included for the Predecessor Fund. The Predecessor Fund was a privately placed fund and was not registered under the Investment Company Act and was not subject to certain investment limitations, diversification requirements, and other restrictions imposed by the Investment Company Act and the Code, which, if applicable, may have adversely affected its performance.

The performance history of the Fund (beginning July 3, 2023) is net of all of the Fund’s fees and reflects the impact of the Expense Limitation and Reimbursement Agreement. If the Expense Limitation and Reimbursement Agreement were not in place, the Fund’s performance would be reduced.

Past performance is no indication of future returns.

CUMULATIVE RETURNS

Cumulative Return Since Inception for Class A

32.73% as of June 30, 2026

Cumulative Return Since January 1, 2018 for Class I

35.58% as of June 30, 2026

MONTHLY PERFORMANCE (%) RETURNS FOR CLASS A

(July 2023 – June 2026)

	Jan	Feb	Mar	Apr	May	June	Jul	Aug	Sept	Oct	Nov	Dec	Year
2023							0.40%	0.90%	-1.19%	-1.00%	1.82%	2.59%	3.51%
2024	0.88%	2.04%	1.24%	-0.94%	0.57%	0.76%	0.56%	0.93%	1.20%	0.00%	2.10%	-0.15%	9.54%
2025	2.18%	-0.36%	-1.34%	-0.45%	1.91%	1.43%	1.41%	1.21%	1.03%	2.20%	0.17%	0.83%	10.61%
2026	1.61%	-0.50%	-1.50%	2.71%	2.15%	1.29%

MONTHLY PERFORMANCE (%) RETURNS FOR CLASS I

(January 2018 – June 2026)

	Jan	Feb	Mar	Apr	May	June	Jul	Aug	Sept	Oct	Nov	Dec	Year
2018	1.30%	-0.59%	-1.18%	0.60%	0.88%	-0.26%	0.36%	0.68%	0.19%	-2.19%	-0.35%	-1.71%	-2.31%
2019	2.56%	1.41%	1.06%	1.57%	-0.45%	0.78%	0.03%	-0.02%	-0.72%	0.23%	0.29%	2.42%	9.49%
2020	0.84%	-0.19%	-8.81%	2.38%	2.92%	1.99%	2.00%	2.39%	0.83%	-0.11%	3.85%	4.16%	12.23%
2021	0.23%	4.40%	-1.39%	1.75%	-0.02%	0.95%	-0.22%	1.19%	0.66%	0.82%	-1.49%	0.40%	7.39%
2022	-2.30%	0.40%	0.21%	-0.61%	-2.22%	-1.52%	0.37%	1.08%	-1.33%	0.77%	0.84%	1.62%	-2.75%
2023	2.63%	-0.08%	-0.29%	0.65%	1.44%	1.30%	0.40%	1.00%	-1.18%	-0.90%	1.81%	2.71%	9.82%
2024	0.98%	2.04%	1.33%	-0.94%	0.66%	0.85%	0.65%	0.93%	1.29%	0.00%	2.18%	-0.05%	10.34%
2025	2.26%	-0.35%	-1.24%	-0.36%	1.98%	1.41%	1.48%	1.29%	1.10%	2.26%	0.25%	0.88%	11.46%
2026	1.67%	-0.41%	-1.48%	2.76%	2.20%	1.35%

This information does not indicate how the Fund has performed or will perform in the future. For periods prior to July 3, 2023, the prior performance information represents the historical performance for a similarly managed account and is not the Fund’s performance or indicative of the Fund’s future performance. Performance will vary based on many factors, including market conditions, the composition of the Fund’s holdings and the Fund’s expenses. Investments held by the Fund will not be identical to the investments of the Predecessor Fund reflected in the returns shown. The returns were calculated using the SEC standard methodology.

MANAGEMENT OF THE FUND

The Board of Trustees

The Board has overall responsibility for the management and supervision of the business operations of the Fund on behalf of the Shareholders. A majority of the Board is and will be persons who are not “interested persons,” as defined in Section 2(a)(19) of the Investment Company Act (the “Independent Trustees”). To the extent permitted by the Investment Company Act and other applicable law, the Board may delegate any of its rights, powers and authority to, among others, the officers of the applicable fund, any committee of such board, or service providers. See “BOARD OF TRUSTEES AND OFFICERS” in the Fund’s SAI for the identities of the Trustees and executive officers of the Fund, brief biographical information regarding each of them, and other information regarding the election and membership of the Board.

The Investment Adviser

First Trust Capital Management L.P. serves as the investment adviser of the Fund and is responsible for determining and implementing the Fund’s overall investment strategy. The Investment Adviser is a Delaware limited partnership and is controlled by First Trust Capital Solutions L.P. First Trust Capital Solutions L.P. is a Delaware limited partnership owned by First Trust Capital Partners, LLC, an affiliate of the Distributor, and by VFT Holdings LP and its affiliates. The Investment Adviser is an investment adviser registered with the SEC under the Advisers Act. The Investment Adviser provides investment advice to open-end and closed-end funds and private funds, and as of June 30, 2026, had assets under management of approximately $14.7 billion.

The Investment Adviser and its affiliates may serve as investment managers to other funds that have investment programs which are similar to the investment program of the Fund, and the Investment Adviser or one of its affiliates may in the future serve as the investment manager or otherwise manage or direct the investment activities of other registered and/or private investment companies with investment programs similar to the investment program of the Fund. See “CONFLICTS OF INTEREST” below and “INVESTMENT MANAGEMENT AND OTHER SERVICES — Conflicts of Interest” in the SAI.

Portfolio Managers

The personnel of the Investment Adviser who currently have primary responsibility for management of the Fund (the “Portfolio Managers”) are as follows:

MICHAEL PECK — Portfolio Manager

Mr. Peck, CFA, joined the Investment Adviser and its affiliated companies in February 2012 and is currently Chief Executive Officer and Co-Chief Investment Officer of FTCM. From February 2012 through March 31, 2024, Mr. Peck also served as President and Co-Chief Investment Officer of Vivaldi Capital Management LP. Prior thereto, Mr. Peck was a Portfolio Manager at Coe Capital, LLC, a Chicago-based registered investment adviser, from March 2010 to December 2011. From June 2007 through March 2009, Mr. Peck was a paid consultant at various real estate and investment companies. From 2006 to 2008, Mr. Peck was a Senior Financial Analyst/Risk Manager at The Bond Companies. Mr. Peck graduated from Lehigh University with a Bachelor of Science in Accounting. Mr. Peck also holds a Master of Arts in Finance and a Masters in Business Administration (Real Estate Analysis and Financial Analysis) from DePaul University and is a Chartered Financial Analyst (“CFA”).

BRIAN MURPHY — Portfolio Manager

Mr. Murphy joined the Investment Adviser in March 2014 as a Senior Research Analyst and currently serves as Co-Chief Investment Officer of FTCM. Mr. Murphy was previously a Director at Voyager Management, LLC (“Voyager Management”), a fund of hedge fund firm, from 2010 to 2014. Prior to Voyager Management, from 2009 to 2010, Mr. Murphy was Derivatives Product Specialist at Analytic Investors, specializing in quantitative derivative hedge fund strategies. Mr. Murphy was also an Analyst at Iron Partners, LLC, a fund of hedge fund firm, from 2007 to 2009, where he was primarily responsible for covering hedged equity, equity trading, derivative and structured product services. Mr. Murphy graduated from Miami University with a Bachelor of Science in Finance.

The Investment Management Agreement

The Investment Management Agreement (the “Investment Management Agreement”) between the Investment Adviser and the Fund became effective as of May 31, 2023, and continued in effect for an initial two-year term. Thereafter, the Agreement is continuing in effect from year to year provided such continuance is specifically approved at least annually by (i) the vote of a majority of the outstanding voting securities of the Fund, or a majority of the Board, and (ii) the vote of a majority of the Independent Trustees of the Fund, cast in person at a meeting called for the purpose of voting on such approval. See “VOTING.” The Investment Management Agreement will terminate automatically if assigned (as defined in the Investment Company Act), and is terminable by vote of the Board or by vote of a majority of the outstanding voting securities of the Fund at any time without penalty upon sixty (60) days’ written notice to the Investment Adviser. The Investment Adviser may terminate the Investment Management Agreement at any time without penalty upon sixty (60) days’ written notice to the Fund. The Investment Management Agreement will automatically and immediately terminate in the event of its assignment. A discussion regarding the basis for the Board’s approval of the continuation of the Investment Management Agreement is available in the Fund’s annual report to Shareholders for the period ended March 31, 2026.

The Investment Management Agreement provides that, in the absence of willful misfeasance, gross negligence or reckless disregard of its obligations to the Fund, the Investment Adviser and any partner, director, officer or employee of the Investment Adviser, or any of their affiliates, executors, heirs, assigns, successors or other legal representatives, will not be liable to the Fund for any error of judgment, for any mistake of law or for any act or omission by the person in connection with the performance of services to the Fund. The Investment Management Agreement also provides for indemnification, to the fullest extent permitted by law, by the Fund, of the Investment Adviser or any partner, director, officer or employee of the Investment Adviser, and any of their affiliates, executors, heirs, assigns, successors or other legal representatives, against any liability or expense to which the person may be liable that arises in connection with the performance of services to the Fund, so long as the liability or expense is not incurred by reason of the person’s willful misfeasance, gross negligence or reckless disregard of its obligations to the Fund.

Investment Management Fee

The Fund pays to the Investment Adviser an investment management fee (the “Investment Management Fee”) in consideration of the advisory and other services provided by the Investment Adviser to the Fund. Pursuant to the Investment Management Agreement, the Fund pays the Investment Adviser a monthly Investment Management Fee equal to 1.05% on an annualized basis of the Fund’s average daily NAV during the month, subject to certain adjustments. The Investment Management Fee will be paid to the Investment Adviser before giving effect to any repurchase of Shares in the Fund effective as of that date and will decrease the net profits or increase the net losses of the Fund. NAV means the total value of all assets of the Fund, less an amount equal to all accrued debts, liabilities and obligations of the Fund; provided that for purposes of determining the Investment Management Fee payable to the Investment Adviser for any month, NAV will be calculated prior to any reduction for any fees and expenses of the Fund for that month, including, without limitation, the Investment Management Fee payable to the Investment Adviser for that month.

DISTRIBUTION

First Trust Portfolios L.P. is the distributor (also known as the principal underwriter) of the Shares of the Fund and is located at 120 E. Liberty Drive, Suite 400, Wheaton, Illinois 60187. The Distributor is a registered broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”). The Distributor is affiliated with the Investment Adviser.

Under a Distribution Agreement with the Fund (the “Distribution Agreement”), the Distributor acts as the agent of the Fund in connection with the continuous offering of Shares of the Fund. The Distributor distributes Shares of the Fund on a commercially reasonable efforts basis. The Distributor has no obligation to sell any specific quantity of Shares. The Investment Adviser pays the Distributor out of its own resources a fee for certain distribution-related services. The Distributor and its officers have no role in, or responsibility for, determining the investment policies of the Fund or which securities are to be purchased or sold by the Fund or determining the valuation of the Fund’s assets and liabilities. In addition, the Distributor is not responsible for any operational matters associated with repurchases of Fund Shares.

The Distributor or its affiliates may enter into agreements with selected broker-dealers or other financial intermediaries for distribution of Shares. With respect to certain financial intermediaries and related fund “supermarket” platform arrangements, the Fund and/or the Investment Adviser, rather than the Distributor, may enter into such agreements. These financial intermediaries may charge a fee for their services and may receive shareholder service or other fees from parties other than the Distributor. These financial intermediaries may otherwise act as processing agents and are responsible for promptly transmitting purchase, redemption and other requests to the Fund.

The Fund may authorize one or more financial intermediaries and their authorized agents that have made arrangements with the Fund (collectively, “Financial Intermediaries”) to receive on its behalf purchase orders and repurchase requests. Such Financial Intermediaries are authorized to designate other intermediaries or designees to receive purchase orders and repurchase requests on the Fund’s behalf. The Fund will be deemed to have received a purchase order or repurchase request when a Financial Intermediary or, if applicable, a Financial Intermediary’s designee, receives the order or repurchase request. Purchase orders received by a Financial Intermediary or the Financial Intermediary's authorized designee before the applicable acceptance date will be priced at a per-class NAV per Share determined as of the relevant closing date. Orders will be priced at the next computed per-class NAV per Share after they are received by a Financial Intermediary or the Financial Intermediary’s authorized designee.

Investors may be charged a fee if they effect transactions through a Financial Intermediary or authorized designee. Investors who purchase Shares through Financial Intermediaries will be subject to the procedures of those intermediaries through which they purchase Shares, which may include charges, investment minimums, cutoff times and other restrictions in addition to, or different from, those listed herein. Information concerning any charges or services will be provided to customers by the Financial Intermediary through which they purchase Shares. Investors purchasing Shares of the Fund through Financial Intermediaries should acquaint themselves with their Financial Intermediary’s procedures and should read the Prospectus in conjunction with any materials and information provided by their Financial Intermediary. The Financial Intermediary, and not its customers, will be the shareholder of record, although customers may have the right to vote Shares depending upon their arrangement with the Financial Intermediary. The Investment Adviser pays the Distributor out of its own resources a fee for certain distribution-related services. The maximum amount of compensation to be received by the participating members from any source will not exceed 8% of the proceeds raised in the offering. The Fund intends to rely on an exemptive order granted by the SEC to the Investment Adviser and another fund managed by the Investment Adviser that permits the Fund to offer multiple classes of Shares and to adopt a Distribution and Service Plan with respect to Class A and Class I Shares in compliance with Rule 12b-1 under the Investment Company Act. The Distribution and Service Plan allows the Fund to pay distribution and servicing fees for the sale and servicing of its Class A and Class I Shares to qualified recipients. The Fund or other parties may pay the Financial Intermediary for maintaining individual ownership records as well as providing other shareholder services or other services.

Pursuant to the Distribution Agreement, the Distributor is solely responsible for its costs and expenses incurred in connection with its registration and qualification as a broker-dealer under state or federal laws. The Distribution Agreement also provides that the Fund will indemnify the Distributor and its affiliates and certain other persons against certain liabilities. In the absence of willful misfeasance, bad faith, gross negligence, or reckless disregard by the Distributor in the performance of its duties, obligations, or responsibilities set forth in the Distribution Agreement, the Distributor and its affiliates, including their respective officers, directors, partners, agents, and employees (collectively with the Distributor, the “Distributor Indemnitees”), shall not be liable for, and the Fund agrees to indemnify and hold harmless such persons from and against any and all taxes, charges, expenses, assessments, claims, demands and liabilities (including, without limitation, the reasonable costs of investigating or defending any alleged tax, charge, assessment, claim, demand, liability or expense and reasonable legal counsel fees incurred in connection therewith as well as any disbursements and liabilities arising under applicable federal and state laws) (collectively, “Losses”) arising directly or indirectly from the following: (i) the inaccuracy of factual information furnished to the Distributor by the Fund or the Fund’s investment adviser, custodians, or other service providers in any material respect; (ii) any claim that the registration statement, prospectus, statement of additional information, shareholder report, sales literature and advertisements approved for use by the Fund and/or the Fund’s investment adviser or other information filed or made public by the Fund (as from time to time amended) included an untrue statement of a material fact or omission of a material fact required to be stated therein or necessary in order to make the statements therein (and in the case of the prospectus and statement of additional information, in light of the circumstances under which they were made) not misleading under the Securities Act, the Investment Company Act, or any other statute, regulation, self-regulatory organization rule or applicable common law, except to the extent the statement or omission was made in reliance upon, and in conformity with, information furnished by or on behalf of the Distributor in writing; (iii) any wrongful act of the Fund or any of its officers; (iv) any error of judgment or mistake of law or for any loss suffered by the Fund in connection with the matters to which the Distribution Agreement relates; (v) the Fund’s breach of any of its representations, warranties or covenants contained in the Distribution Agreement; (vi) the Fund’s failure to comply with applicable laws or regulations; (vii) any liability of the Distributor resulting from a representation, covenant or warranty that the Distributor makes, or any indemnification that the Distributor provides, on behalf of the Fund and in reliance on a Fund representation, covenant or warranty in an intermediary agreement relating to the Fund; (viii) the Distributor’s reliance on any instruction, direction, notice, instrument or other information that the Distributor reasonably believes to be genuine; (ix) any other action or omission to act which the Distributor takes in connection with the provision of services to the Fund pursuant to the Distribution Agreement and the Fund’s Prospectus; or (x) any action taken or omitted by the Fund prior to the effective date of the Distribution Agreement. The Distributor also has no duty to calculate the net asset value of Fund Shares or to inquire into, or liability for, the accuracy of the net asset value per Share (including a Class thereof) as calculated by or for the Fund.

Class A Shares in the Fund are offered with a maximum sales charge of 4.50% of the purchase amount. The Fund or Investment Adviser may elect to reduce, otherwise modify or waive the sales charge with respect to any Shareholder. No sales charge is expected to be charged with respect to investments by the Investment Adviser and its respective affiliates, directors, principals, officers and employees and others in the Fund’s sole discretion. There is no minimum aggregate amount of Shares required to be purchased in any offering.

The Investment Adviser, the Distributor and/or its affiliates may make payments to selected affiliated or unaffiliated third parties (including the parties that have entered into selling agreements with the Distributor) from time to time in connection with the distribution of Shares and/or the servicing of Shareholders and/or the Fund. These payments will be made out of the Investment Adviser’s, the Distributor’s and/or their respective affiliates’ own assets, as applicable, and will not represent an additional charge to the Fund. The amount of the foregoing payments may be significant in amount and the prospect of receiving any such payments may provide such third parties or their employees with an incentive to favor sales of Shares of the Fund over other investment options. Contact your financial intermediary for details about revenue sharing payments it receives or may receive. The Distributor may reallow all or a portion of the sales load to broker-dealers or other financial intermediaries. Similarly, the Distributor may reallow all or a portion of the distribution and/or service fees to the financial intermediary or other third party; however, the Distributor shall not be obligated to make such payments to the financial intermediaries or other parties unless the Distributor has received a corresponding payment from the Fund. The Distributor may also make payments to financial intermediaries from its own resources, subject to the following conditions: (a) any such payments shall not create any obligation for or recourse against the Fund or Class thereof and (b) the terms and conditions of any such payments are consistent with the Fund’s Prospectus and applicable federal and state securities laws and are disclosed in the Fund’s Prospectus or SAI to the extent such laws require. The Distributor may retain any portion of the sales load, distribution and/or service fee not paid to a financial intermediary. See “ADDITIONAL PAYMENT TO FINANCIAL INTERMEDIARIES” in the SAI.

DISTRIBUTION AND SERVICE PLAN

The Fund has adopted a Distribution and Service Plan with respect to Class A Shares and Class I Shares in compliance with Rule 12b-1 under the Investment Company Act. The Distribution and Service Plan allows the Fund to pay distribution and servicing fees for the sale and servicing of its Class A Shares and Class I Shares. Under the Distribution and Service Plan, the Fund is permitted to pay to qualified recipients (i) for each Class of Shares a Shareholder Servicing Fee of up to 0.25% on an annualized basis of the aggregate net assets of the Fund attributable to the Class and (ii) for Class A Shares a Distribution Fee of up to 0.75% on an annualized basis of the aggregate net assets attributable to Class A Shares (together, the “Distribution and Servicing Fee”). The Fund or the Distributor may pay all or a portion of these fees to any registered securities dealer, financial institution or any other person who renders assistance in distributing or promoting the sale of the respective Class of Shares or who provides certain shareholder services, pursuant to a written agreement. The Distribution and Servicing Fee is paid out of the Fund’s assets attributable to the applicable Class and decreases the net profits or increases the net losses of such Class. It is estimated that Shareholders will pay 0.75% of the net asset value of the Class A Shares for marketing and distribution expenses, and 0.25% and 0.24% of the net asset value of the Class A Shares and Class I Shares, respectively, for shareholder servicing expenses.

ADMINISTRATION

The Fund has retained the Administrator, UMB Fund Services, Inc., whose principal business address is 235 West Galena Street, Milwaukee, WI 53212, to provide administrative services, and to assist with operational needs. The Administrator provides such services to the Fund pursuant to an administration agreement between the Fund and the Administrator (the “Administration Agreement”). The Administrator is responsible directly or through its agents for, among other things, providing the following services to the Fund: (1) maintaining a list of Shareholders and generally performing all actions related to the issuance and repurchase of Shares of the Fund, if any, including delivery of trade confirmations and capital statements; (2) providing certain administrative, clerical and bookkeeping services; (3) providing transfer agency services, services related to the payment of distributions, and accounting services; (4) computing the NAV of the Fund in accordance with U.S. generally accepted accounting principles (“GAAP”) and procedures defined in consultation with the Investment Adviser; (5) overseeing the preparation of semi-annual and annual financial statements of the Fund in accordance with GAAP, quarterly reports of the operations of the Fund and information required for tax returns; (6) supervising regulatory compliance matters and preparing certain regulatory filings; and (7) performing additional services, as agreed upon, in connection with the administration of the Fund. The Administrator may from time to time delegate its responsibilities under the Administration Agreement to one or more parties selected by the Administrator, including its affiliates or affiliates of the Investment Adviser.

The Fund pays the Administrator an annual fee calculated as a percentage of the Fund’s net assets and decreasing as assets reach certain levels. In addition, the Fund pays the Administrator its pro-rata share, based on combined assets under management, of an annual relationship-level base fee paid by all registered investment companies advised by the Investment Adviser and serviced by the Administrator (together with the asset- based fee, the “Administration Fee”). The Administration Fee is paid to the Administrator out of the assets of the Fund, and therefore decreases the net profits or increases the net losses of the Fund. The Fund also reimburses the Administrator for certain out-of-pocket expenses. The Administration Fee and the other terms of the Administration Agreement may change from time to time as may be agreed to by the Fund and the Administrator.

The Administration Agreement provides that, in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations to the Fund, the Administrator and any partner, director, officer or employee of the Administrator, or any of their affiliates, executors, heirs, assigns, successors or other legal representatives, will not be liable to the Fund for any error of judgment, for any mistake of law or for any act or omission by the person in connection with the performance of administration services for the Fund. The Administration Agreement also provides for indemnification, to the fullest extent permitted by law, by the Fund or the Administrator, or any partner, director, officer or employee of the Administrator, and any of their affiliates, executors, heirs, assigns, successors or other legal representatives, against any liability or expense to which the person may be liable that arises in connection with the performance of services to the Fund, so long as the liability or expense is not incurred by reason of the person’s willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations to the Fund.

CUSTODIAN

UMB Bank, n.a., an affiliate of the Administrator (the “Custodian”) serves as custodian of the assets of the Fund and may maintain custody of such assets with U.S. and non-U.S. sub-custodians (which may be banks and trust companies), securities depositories and clearing agencies in accordance with the requirements of Section 17(f) of the Investment Company Act and the rules thereunder. Assets of the Fund are not held by the Investment Adviser or commingled with the assets of other accounts other than to the extent that securities are held in the name of the Custodian or U.S. or non-U.S. sub-custodians in a securities depository, clearing agency or omnibus customer account of the custodian. UMB Bank, n.a.’s principal business address is 1010 Grand Blvd., Kansas City, MO 64106.

FUND EXPENSES

The Fund pays all of its expenses, or reimburses the Investment Adviser or its affiliates to the extent they have previously paid such expenses on behalf of the Fund. The expenses of the Fund include, but are not limited to, any fees and expenses in connection with the offering and issuance of Shares; all fees and expenses reasonably incurred in connection with the operation of the Fund; all fees and expenses directly related to portfolio transactions and positions for the Fund’s account such as direct and indirect expenses associated with the Fund’s investments, and enforcing the Fund’s rights in respect of such investments; quotation or valuation expenses; the Investment Management Fee and the Administration Fee; Distribution and Servicing Fee; brokerage commissions; interest and fees on any borrowings by the Fund; professional fees; research expenses (including, without limitation, expenses of consultants who perform fund manager due diligence research); fees and expenses of outside legal counsel (including fees and expenses associated with the review of documentation for prospective investments by the Fund), including foreign legal counsel; accounting, auditing and tax preparation expenses; fees and expenses in connection with repurchase offers and any repurchases or redemptions of Shares; taxes and governmental fees (including tax preparation fees); fees and expenses of any custodian, sub-custodian, transfer agent, and registrar, and any other agent of the Fund; all costs and charges for equipment or services used in communicating information regarding the Fund’s transactions with any custodian or other agent engaged by the Fund; bank services fees; costs and expenses relating to any amendment of the Declaration of Trust or other organizational documents of the Fund; expenses of preparing, amending, printing, and distributing the Prospectus and any other sales material (and any supplements or amendments thereto), reports, notices, other communications to Shareholders, and proxy materials; expenses of preparing, printing, and filing reports and other documents with government agencies; expenses of Shareholders’ meetings, including the solicitation of proxies in connection therewith; expenses of corporate data processing and related services; shareholder recordkeeping and account services, fees, and disbursements; expenses relating to investor and public relations; fees and expenses of the members of the Board who are not employees of the Investment Adviser or its affiliates; insurance premiums; Extraordinary Expenses (as defined below); and all costs and expenses incurred as a result of dissolution, winding-up and termination of the Fund. The Fund may need to sell portfolio securities to pay fees and expenses, which could cause the Fund to realize taxable gains.

“Extraordinary Expenses” means all expenses incurred by the Fund outside of the ordinary course of its business, including, without limitation, costs incurred in connection with any claim, litigation, arbitration, mediation, government investigation or dispute and the amount of any judgment or settlement paid in connection therewith, or the enforcement of the rights against any person or entity; costs and expenses for indemnification or contribution payable to any person or entity; expenses of a reorganization, restructuring or merger, as applicable; expenses of holding, or soliciting proxies for, a meeting of shareholders (except to the extent relating to items customarily addressed at an annual meeting of a registered closed-end management investment company); and the expenses of engaging a new administrator, custodian or transfer agent.

The Investment Adviser bears all of its expenses and costs incurred in providing investment advisory services to the Fund, including travel and other expenses related to the selection and monitoring of investments. In addition, the Investment Adviser is responsible for the payment of the compensation and expenses of those officers of the Fund affiliated with the Investment Adviser, and making available, without expense to the Fund, the services of such individuals, subject to their individual consent to serve and to any limitations imposed by law.

The Fund bears directly certain ongoing offering costs associated with offers of Shares which will be expensed as they are incurred. Offering costs cannot be deducted by the Fund or the Shareholders.

The Investment Adviser has entered into an expense limitation and reimbursement agreement (the “Expense Limitation and Reimbursement Agreement”) with the Fund, whereby the Investment Adviser has agreed to waive fees that it would otherwise have been paid, and/or to assume expenses of the Fund (a “Waiver”), in the amount necessary to ensure that Total Annual Expenses (excluding any taxes, leverage interest, brokerage commissions, dividend and interest expenses on short sales, acquired fund fees and expenses, expenses incurred in connection with any merger or reorganization, and extraordinary expenses, such as litigation expenses) do not exceed 2.45% and 1.70% of the average daily net assets of Class A Shares and Class I Shares, respectively (the “Expense Limit”). The Expense Limitation and Reimbursement Agreement may not be terminated by the Fund or the Investment Adviser before May 31, 2027. After this date, the Expense Limitation and Reimbursement Agreement will automatically renew for consecutive one-year terms unless terminated by the Fund or the Investment Adviser upon 30 days’ advance written notice. For a period not to exceed three years from the date on which a Waiver is made, the Investment Adviser may recoup amounts waived or assumed, provided the Fund is able to effect such recoupment without causing the Fund’s expense ratio (after recoupment) to exceed the lesser of (i) the expense limit in effect at the time of the waiver and (ii) the expense limit in effect at the time of the recoupment.

For the fiscal year ended March 31, 2025, the Investment Adviser waived fees of $513,982. At March 31, 2025, $1,179,647 is subject for recoupment through March 31, 2028. For the fiscal year ended March 31, 2026, the Investment Adviser waived fees of $387,715. At March 31, 2026, $1,567,362 is subject for recoupment through March 31, 2029.

The Fund’s fees and expenses will decrease the net profits or increase the net losses of the Fund that are credited to Shareholders.

VOTING

Each Shareholder will have the right to cast a number of votes, based on the number of such Shareholder’s Shares, at any meeting of Shareholders called by the Board. Except for the exercise of such voting privileges, Shareholders will not be entitled to participate in the management or control of the Fund’s business and may not act for or bind the Fund.

SHAREHOLDER RIGHTS

Except for actions under the U.S. federal securities laws, the Amended and Restated By-Laws (“By-Laws”) provide that by virtue of becoming a Shareholder, each Shareholder (i) irrevocably agrees that any claims, suits, actions or proceedings arising out of or relating in any way to the Trust, the Declaration of Trust or the By-Laws or asserting a claim governed by the internal affairs (or similar) doctrine, be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, any other court in the State of Delaware with subject matter jurisdiction, (ii) irrevocably submits to the exclusive jurisdiction of such courts in connection with any such claim, suit, action or proceeding, (iii) irrevocably agrees not to, and waives any right to, assert in any such claim, suit, action or proceeding that (A) it is not personally subject to the jurisdiction of such courts or any other court to which proceedings in such courts may be appealed, (B) such claim, suit, action or proceeding is brought in an inconvenient forum, or (C) the venue of such claim, suit, action or proceeding is improper, (iv) expressly waives any requirement for the posting of a bond by a party bringing such claim, suit, action or proceeding, (v) consents to process being served in any such claim, suit, action or proceeding by mailing, certified mail, return receipt requested, a copy thereof to such party at the address in effect for notices hereunder, and agrees that such service shall constitute good and sufficient service of process and notice thereof; provided, nothing in clause (v) hereof shall affect or limit any right to serve process in any other manner permitted by law, and (vi) irrevocably waives any and all right to trial by jury in any such claim, suit, action or proceeding.

The designation of exclusive jurisdictions may make it more expensive for a Shareholder to bring a suit than if the Shareholder were permitted to select another jurisdiction. Also, the designation of exclusive jurisdictions and the waiver of jury trials limit a Shareholder’s ability to litigate a claim in the jurisdiction and in a manner that may be more convenient and favorable to the Shareholder.

CONFLICTS OF INTEREST

The Fund may be subject to a number of actual and potential conflicts of interest.

The Investment Adviser and its affiliates engage in financial advisory activities that are independent from, and may from time-to-time conflict with, those of the Fund. In the future, there might arise instances where the interests of such affiliates conflict with the interests of the Fund. The Investment Adviser and its affiliates may provide services to, invest in, advise, sponsor and/or act as Investment Adviser to investment vehicles and other persons or entities (including prospective investors in the Fund) which may have structures, investment objectives and/or policies that are similar to (or different than) those of the Fund; which may compete with the Fund for investment opportunities; and which may, subject to applicable law, co-invest with the Fund in certain transactions. In addition, the Investment Adviser and its affiliates and respective clients may themselves invest in securities that would be appropriate for the Fund.

The Fund and Investment Adviser have been granted an Exemptive Order from the SEC that permits the Fund to participate in certain negotiated investments alongside other funds managed by the Investment Adviser or certain of its affiliates outside the parameters of Section 17 of the Investment Company Act, subject to certain conditions. The Investment Adviser will not cause the Fund to engage in certain investments alongside affiliates unless such investments are permitted under the Exemptive Order or unless such investments are not prohibited by Section 17(d) of the Investment Company Act or interpretations of Section 17(d) as expressed in SEC no-action letters or other available guidance. The Fund could be limited in its ability to invest in certain investments in which the Investment Adviser or any of its affiliates are investing or are invested.

Although the Investment Adviser and its affiliates will seek to allocate investment opportunities among the Fund and their other clients in a fair and reasonable manner, there can be no assurance that an investment opportunity which comes to the attention of the Investment Adviser and its affiliates will be appropriate for the Fund or will be referred to the Fund. The Investment Adviser and its affiliates are not obligated to refer any investment opportunity to the Fund.

The directors, partners, trustees, managers, members, officers and employees of the Investment Adviser and its affiliates may buy and sell securities or other investments for their own accounts (including through funds managed by the Investment Adviser and its affiliates). As a result of differing trading and investment strategies or constraints, investments may be made by directors, partners, trustees, managers, members, officers and employees that are the same, different from or made at different times than investments made for the Fund. To reduce the possibility that the Fund will be materially adversely affected by the personal trading described above, the Fund, and Investment Adviser has adopted codes of ethics (collectively, the “Codes of Ethics”) in compliance with Section 17(j) of the Investment Company Act that restricts securities trading in the personal accounts of investment professionals and others who normally come into possession of information regarding the portfolio transactions of the Fund. The Codes of Ethics are available on the EDGAR Database on the SEC’s website at https://www.sec.gov. See “PRINCIPAL RISK FACTORS — POTENTIAL CONFLICT OF INTEREST RISK.”

OUTSTANDING SECURITIES*

The following table shows the amounts of Shares that have been authorized and outstanding as of June 30, 2026.

(1) Title of Class	(2) Amount Authorized	(3) Amount Held by Fund or for its Account	(4) Amount Outstanding Exclusive of Amount Shown Under
Class A Shares	Unlimited	$--	$10,727
Class I Shares	Unlimited	$--	$5,150,880

*	As of June 30, 2026.

OFFERS TO REPURCHASE

A substantial portion of the Fund’s investments are illiquid. For this reason, the Fund is structured as a closed-end interval fund which means that the Shareholders will not have the right to redeem their Shares on a daily basis. In addition, the Fund does not expect any trading market to develop for the Shares. As a result, if investors decide to invest in the Fund, they will have very limited opportunity to sell their Shares.

The Fund intends to provide a limited degree of liquidity to the Shareholders by conducting repurchase offers quarterly with a Valuation Date (as defined below) on or about April 5, July 5, October 6 and January 5 of each year.

For each repurchase offer the Board will set an amount between 5% and 25% of the Fund’s Shares based on relevant factors, including the liquidity of the Fund’s positions and the Shareholders’ desire for liquidity. A Shareholder whose Shares (or a portion thereof) are repurchased by the Fund will not be entitled to a return of any sales charge that was charged in connection with the Shareholder’s purchase of the Shares.

Shares will be repurchased at their NAV determined as of approximately April 5, July 5, October 6 and January 5, as applicable (each such date, a “Valuation Date”). Shareholders tendering Shares for repurchase will be asked to give written notice of their intent to do so on the Valuation Date as specified in the notice describing the terms of the applicable repurchase offer. Shareholders who tender may not have all of the tendered Shares repurchased by the Fund. If over-subscriptions occur, the Fund may elect to repurchase less than the full amount that a Shareholder requests to be repurchased. In such an event, the Fund may repurchase only a pro rata portion of the amount tendered by each Shareholder. See “REPURCHASE PROCEDURES” below.

In certain circumstances, the Board may require a Shareholder to tender their Shares. Any such redemption will be conducted consistent with the requirements of Rule 23c-2 under the Investment Company Act.

A Shareholder who tenders for repurchase only a portion of their Shares in the Fund will be required to maintain a minimum account balance of $1,000. If a Shareholder tenders a portion of their Shares and the repurchase of that portion would cause the Shareholder’s account balance to fall below this required minimum of $1,000, the Fund reserves the right to repurchase all of such Shareholder’s outstanding Shares. Such minimum capital account balance requirement may also be waived by the Board in its sole discretion, subject to applicable federal securities laws.

REPURCHASE PROCEDURES

Once each quarter, the Fund will offer to repurchase at per-class NAV per Share no less than 5% of the outstanding Shares of the Fund, unless such offer is suspended or postponed in accordance with regulatory requirements (as discussed below). For each repurchase offer the Board will set an amount between 5% and 25% of the Fund’s Shares based on relevant factors, including the liquidity of the Fund’s positions and the Shareholders’ desire for liquidity. The offer to purchase shares is a fundamental policy that may not be changed without the vote of the holders of a majority of the Fund’s outstanding voting securities (as defined in the Investment Company Act). Shareholders will be notified in writing of each quarterly repurchase offer and the date the repurchase offer ends (the “Repurchase Request Deadline”). Shares will be repurchased at the per-class NAV per Share determined as of the close of business no later than the fourteenth day after the Repurchase Request Deadline, or the next business day if the fourteenth day is not a business day (each a “Repurchase Pricing Date”).

Shareholders will be notified in writing about each quarterly repurchase offer, how they may request that the Fund repurchase their Shares, and the “Repurchase Request Deadline,” which is the date the repurchase offer ends. Shares tendered for repurchase by shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate repurchase amounts established for that Repurchase Request Deadline. The time between the notification to Shareholders and the Repurchase Request Deadline is generally thirty (30) days, but may vary from no more than forty-two (42) days to no less than twenty-one (21) days. The shareholder notification will contain information Shareholders should consider in deciding whether to tender their Shares for repurchase. The shareholder notification also will include detailed instructions on how to tender Shares for repurchase, state the repurchase offer amount and identify the dates of the Repurchase Request Deadline, the scheduled Repurchase Pricing Date, and the date the repurchase proceeds are scheduled for payment (the “Repurchase Payment Deadline”). The shareholder notification also will set forth the NAV per Share that has been computed no more than seven (7) days before the date of such notification, and how Shareholders may ascertain the NAV per Share after the notification date. Payment pursuant to the repurchase will be made by checks to the Shareholder’s address of record, or credited directly to a predetermined bank account on the repurchase payment date, which will be no more than seven (7) days after the Repurchase Pricing Date. The Board may establish other policies for repurchases of Shares that are consistent with the Investment Company Act, regulations thereunder and other pertinent laws.

If Shareholders tender for repurchase more than the repurchase offer amount for a given repurchase offer, the Fund may, but is not required to, repurchase an additional amount of Shares not to exceed 2% of the outstanding Shares of the Fund on the Repurchase Request Deadline. If the Fund determines not to repurchase more than the repurchase offer amount, or if Shareholders tender Shares in an amount exceeding the repurchase offer amount plus 2% of the outstanding Shares on the Repurchase Request Deadline, the Fund will repurchase the Shares on a pro rata basis. However, the Fund may accept all shares tendered for repurchase by Shareholders who own less than 100 Shares and who tender all of their Shares, before prorating other amounts tendered.

The Fund may suspend or postpone a repurchase offer only: (a) if making or effecting the repurchase offer would cause the Fund to lose its status as a RIC under the Code; (b) for any period during which the New York Stock Exchange or any market on which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (c) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (d) for such other periods as the SEC may by order permit for the protection of Shareholders of the Fund.

The Fund must maintain liquid assets equal to the repurchase offer amount from the time that the shareholder notification is sent to Shareholders until the Repurchase Pricing Date. The Fund will ensure that a percentage of its net assets equal to at least 100% of the repurchase offer amount consists of assets that can be sold or disposed of in the ordinary course of business at approximately the price at which the Fund has valued the investment within the time period between the Repurchase Request Deadline and the Repurchase Payment Deadline. The Board has adopted procedures that are reasonably designed to ensure that the Fund’s assets are sufficiently liquid so that the Fund can comply with the repurchase offer and the liquidity requirements described in the previous paragraph. If, at any time, the Fund falls out of compliance with these liquidity requirements, the Board will take whatever action it deems appropriate to ensure compliance.

The Fund may cause a mandatory repurchase or redemption of all or some of the Shares of a Shareholder, or any person acquiring Shares from or through a Shareholder, at net asset value in accordance with the Declaration of Trust and Section 23 of the Investment Company Act and Rule 23c-2 thereunder.

TRANSFERS OF SHARES

There is no public market for the Shares and none is expected to develop. The Fund does not list its Shares on a stock exchange or similar market. Shares are transferable only in limited circumstances as described below, and liquidity for investments in Shares may be provided only through the repurchase offers described above. If a shareholder attempts to transfer Shares in violation of the Fund’s transfer restrictions, the transfer will not be permitted and will be void. An investment in the Fund is therefore suitable only for investors who can bear the risks associated with the limited liquidity of Shares and should be viewed as a long-term investment.

No person shall become a substituted Shareholder of the Fund without the consent of the Fund, which consent may be withheld in its sole discretion. Shares held by Shareholders may be transferred only: (i) by operation of law in connection with the death, divorce, bankruptcy, insolvency, or adjudicated incompetence of the Shareholder; or (ii) under other limited circumstances, with the consent of the Board (which may be withheld in its sole discretion and is expected to be granted, if at all, only under extenuating circumstances).

ANTI-MONEY LAUNDERING

If the Fund, the Investment Adviser or any governmental agency believes that the Fund has sold Shares to, or is otherwise holding assets of, any person or entity that is acting, directly or indirectly, in violation of U.S., international or other anti-money laundering laws, rules, regulations, treaties or other restrictions, or on behalf of any suspected terrorist or terrorist organization, suspected drug trafficker, or senior foreign political figure(s) suspected of engaging in corruption, the Fund, the Investment Adviser or such governmental agency may freeze the assets of such person or entity invested in the Fund or suspend the repurchase of Shares. The Fund may also be required to, or deem it necessary or advisable to, remit or transfer those assets to a governmental agency, in some cases without prior notice to the investor.

CALCULATION OF NET ASSET VALUE

GENERAL

The Administrator calculates the Fund’s NAV as of the close of business on each business day and at such other times as the Board may determine, including in connection with repurchases of Shares, in accordance with the procedures described below or as may be determined from time to time in accordance with policies established by the Board.

The Investment Adviser’s Valuation Committee will oversee the valuation of the Fund’s investments on behalf of the Fund. The Board has approved valuation procedures for the Fund (the “Valuation Procedures”). The Valuation Procedures provide that the Fund will value its investments at fair value. The participation of the investment professionals of the Investment Adviser in the Fund’s valuation process could result in a conflict of interest as the Investment Management Fee is based on the value of the Fund’s assets. See “CONFLICTS OF INTERESTS” above.

For purposes of calculating NAV, portfolio securities and other assets for which market quotations are readily available are valued at market value. A market quotation is readily available only when that quotation is a quoted price (unadjusted) in active markets for identical investments that the Fund can access at the measurement date, provided that a quotation will not be readily available if it is not reliable.

Investments for which market quotations are not readily available are valued at fair value as determined in good faith pursuant to Rule 2a-5 under the Investment Company Act (“Rule 2a-5”). As a general principle, the fair value of a security or other asset is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Pursuant to Rule 2a-5, the Board has designated the Investment Adviser as the valuation designee (“Valuation Designee”) for the Fund to perform in good faith the fair value determination relating to all Fund investments, under the Board’s oversight. The Investment Adviser carries out its designated responsibilities as Valuation Designee through its Valuation Committee. The fair values of one or more assets may not be the prices at which those assets are ultimately sold and the differences may be significant.

The Valuation Designee may value Fund portfolio securities for which market quotations are not readily available and other Fund assets utilizing inputs from pricing services, quotation reporting systems, valuation agents and other third-party sources.

As a general matter, the fair value of the Fund’s interest in a Private Investment Vehicle (i.e., generally a private funds that is excluded from the definition of “investment company” pursuant to Sections 3(c)(1) or 3(c)(7) of the Investment Company Act) will represent the amount that the Fund could reasonably expect to receive from the Private Investment Vehicle if the Fund’s interest was redeemed at the time of valuation, based on information reasonably available at the time the valuation is made and that the Valuation Designee believes to be reliable. The Valuation Designee will determine the fair value of such Private Investment Vehicle based on the most recent final or estimated value reported by the Private Investment Vehicle, as well as any other relevant information available at the time the Valuation Designee values its portfolio. Using the nomenclature of the hedge fund industry, any values reported as “estimated” or “final” values are expected to reasonably reflect market values of securities when available or fair value as of the Fund’s valuation date. A substantial amount of time may elapse between the occurrence of an event necessitating the pricing of Fund assets and the receipt of valuation information from the Underlying Manager of a Private Investment Vehicle.

Between the periodic valuation periods, the NAVs of such Private Investment Vehicles are adjusted daily based on the total return that each Private Investment Vehicle is estimated by the Valuation Designee to generate during the period. The Valuation Designee monitors these estimates regularly and updates them as necessary if macro or individual fund changes warrant any adjustments, subject to the review and supervision of the Board.

The Valuation Designee will consider whether it is appropriate, in light of all relevant circumstances, to value such interests at the NAV as reported by the Underlying Manager at the time of valuation, or whether to adjust such value to reflect a premium or discount to NAV. In accordance with GAAP and industry practice, the Fund may not always apply a discount in cases where there is no contemporaneous redemption activity in a particular Private Investment Vehicle. In other cases, as when a Private Investment Vehicle imposes extraordinary restrictions on redemptions, when other extraordinary circumstances exist, or when there have been no recent transactions in Private Investment Vehicle interests, the Fund may determine that it is appropriate to apply a discount to the NAV of the Private Investment Vehicle. Any such decision will be made in good faith by the Valuation Designee, under oversight by the Board.

Where deemed appropriate by the Valuation Designee and consistent with the Investment Company Act, investments in Private Investment Vehicles may be valued at cost. Cost will be used only when cost is determined to best approximate the fair value of the particular security under consideration.

Debt securities will generally be valued using a third-party pricing system, agent, or dealer selected by the Valuation Designee, which may include the use of valuations furnished by a pricing service that employs a matrix to determine valuations for normal institutional size trading units. Debt securities with remaining maturities of 60 days or less, absent unusual circumstances, will be valued at amortized cost, so long as such valuations are determined by the Valuation Designee to represent fair value.

Assets and liabilities initially expressed in foreign currencies will be converted into U.S. dollars using foreign exchange rates provided by a pricing service. Trading in foreign securities generally is completed, and the values of such securities are determined, prior to the close of securities markets in the United States. Foreign exchange rates are also determined prior to such close. On occasion, the values of securities and exchange rates may be affected by events occurring between the time as of which determination of such values or exchange rates are made and the time as of which the NAV of the Fund is determined. When such events materially affect the values of securities held by the Fund or its liabilities, such securities and liabilities will be valued at fair value as determined in good faith by the Valuation Designee.

Prospective investors should be aware that situations involving uncertainties as to the value of portfolio positions could have an adverse effect on the Fund’s NAV if the judgments of the Valuation Designee (in reliance on the Private Investment Vehicles and/or their administrators) regarding appropriate valuations should prove incorrect. In no event does the Distributor have any responsibility for any valuations of the Fund’s investments (including the accuracy, reliability or completeness thereof) or for the valuation processes utilized for the Fund, and the Distributor disclaims any and all liability for any direct, incidental, or consequential damages arising out of any inaccuracy or incompleteness in valuations. The Distributor has no duty to calculate the NAV of Fund Shares or to inquire into, or liability for, the accuracy of the NAV per Share (including a Class thereof) as calculated by or for the Fund.

SUSPENSION OF CALCULATION OF NET ASSET VALUE

As noted above, the Administrator calculates the Fund’s NAV as of the close of business on each business day. However, there may be circumstances where it may not be practicable to determine a NAV, such as during any period when the principal stock exchanges for securities in which the Fund has invested its assets are closed other than for weekends and customary holidays (or when trading on such exchanges is restricted or suspended). In such circumstances, the Board (after consultation with the Investment Adviser) may suspend the calculation of NAV. The Fund will not accept subscriptions for Shares if the calculation of NAV is suspended, and the suspension may require the termination of a pending repurchase offer by the Fund (or the postponement of the repurchase pricing date for a repurchase offer). Notwithstanding a suspension of the calculation of NAV, the Fund will be required to determine the value of its assets and report NAV in its semi-annual and annual reports to Shareholders, and in its reports on Form N-PORT (or any successor form) filed with the SEC after the end of the first and third quarters of the Fund’s fiscal year. The Administrator will resume calculation of the Fund’s NAV after the Board (in consultation with the Investment Adviser) determines that conditions no longer require suspension of the calculation of NAV.

DISTRIBUTION POLICY

Distributions will be paid at least annually on the Shares in amounts representing substantially all of the net investment income and net capital gains, if any, earned each year. Unless the registered owner of Shares elects to receive cash, all dividends and/or capital gains distributions declared on Shares will be automatically reinvested in additional Shares of the Fund. See “DIVIDEND REINVESTMENT PLAN.”

The Board reserves the right to change the Distribution Policy from time to time.

DIVIDEND REINVESTMENT PLAN

The Fund has a dividend reinvestment plan (the “DRIP”). Unless a Shareholder elects to receive cash by contacting the Fund’s Administrator, UMB Fund Services, Inc. at 1-877-779-1999 or 235 West Galena Street, Milwaukee, WI 53212, all dividends and/or capital gains distributions declared on Shares will be automatically reinvested in full and fractional Shares at the Fund’s then-current NAV. Shareholders who elect not to participate in the DRIP will receive all dividends and capital gains distributions in cash paid by check mailed directly to the shareholder of record or via electronic funds transfer (or, if the Shares are held in street or other nominee name, then to such nominee) by the Administrator as dividend disbursing agent. Participation in the DRIP is completely voluntary and may be terminated or resumed at any time without penalty by notice if such notice is received and processed by the Administrator prior to the dividend record date; otherwise such termination or resumption will be effective with respect to any subsequently declared dividend or other distribution. Such notice will be effective with respect to a particular dividend or other distribution (together, a “Dividend”). Some brokers or dealers may automatically elect to receive cash on behalf of Shareholders who hold their Shares in the broker or dealer’s name and may re-invest that cash in additional Shares. Reinvested Dividends will increase the Fund’s assets on which the Investment Management Fee is payable to the Investment Adviser.

Whenever the Fund declares a dividend and/or capital gain payable in cash, non-participants in the DRIP will receive cash and participants in the DRIP will receive the equivalent in Shares. The Shares will be acquired by the Administrator for the DRIP participants’ accounts through receipt of additional unissued but authorized Shares from the Fund.

The Administrator maintains all Shareholders’ accounts in the DRIP and furnishes written confirmation of all transactions in the accounts, including information needed by Shareholders for tax records. Shares in the account of each DRIP participant will be held by the Administrator on behalf of the DRIP participant, and each Shareholder proxy will include those Shares purchased or received pursuant to the DRIP. The Administrator will forward all proxy solicitation materials to participants and vote proxies for Shares held under the DRIP in accordance with the instructions of the participants.

Beneficial owners of Shares who hold their Shares in the name of a broker or dealer should contact the broker or nominee to determine whether and how they may participate in, or opt out of, the DRIP. In the case of Shareholders such as banks, brokers or dealers that hold shares for others who are the beneficial owners, the Administrator will administer the DRIP on the basis of the number of Shares certified from time to time by the record shareholder’s name and held for the account of beneficial owners who participate in the DRIP.

There will be no brokerage charges with respect to Shares issued directly by the Fund. The automatic reinvestment of dividends and/or capital gains in Shares under the DRIP will not relieve participants of any federal, state or local income tax that may be payable (or required to be withheld) on such dividends and/or capital gains, even though such participants have not received any cash with which to pay the resulting tax. See “SHAREHOLDER TAXATION —Distribution to Shareholders” below.

The Fund reserves the right to amend or terminate the DRIP. There is no direct service charge to participants with regard to purchases in the DRIP; however, the Fund reserves the right to amend the DRIP to include a service charge payable by the participants.

All correspondence or questions concerning the Plan should be directed to the Fund’s Administrator, UMB Fund Services, Inc. at 1-877-779-1999 or 235 West Galena Street, Milwaukee, WI 53212.

TAXES

INTRODUCTION

The following is a summary of certain material federal income tax consequences of acquiring, holding and disposing of Shares. Because the federal income tax consequences of investing in the Fund may vary from Shareholder to Shareholder depending on each Shareholder’s unique federal income tax circumstances, this summary does not attempt to discuss all of the federal income tax consequences of such an investment. Among other things, except in certain limited cases, this summary does not purport to deal with persons in special situations (such as financial institutions, non-U.S. persons, insurance companies, entities exempt from federal income tax, RICs, dealers in commodities and securities and pass through entities). Further, to the limited extent this summary discusses possible foreign, state and local income tax consequences, it does so in a very general manner. Finally, this summary does not purport to discuss federal tax consequences (such as estate and gift tax consequences) other than those arising under the federal income tax laws. You are therefore urged to consult your tax advisers to determine the federal, state, local and foreign tax consequences of acquiring, holding and disposing of Shares.

The following summary is based upon the Code as well as administrative regulations and rulings and judicial decisions thereunder, as of the date hereof, all of which are subject to change at any time (possibly on a retroactive basis). Accordingly, no assurance can be given that the tax consequences to the Fund or Shareholders will continue to be as described herein.

The Fund has not sought or obtained a ruling from the Internal Revenue Service (“IRS”) (or any other federal, state, local or foreign governmental agency) or an opinion of legal counsel as to any specific federal, state, local or foreign tax matter that may affect it. Accordingly, although this summary is considered to be a correct interpretation of applicable law, no assurance can be given that a court or taxing authority will agree with such interpretation or with the tax positions taken by the Fund.

Except where specifically noted, this summary relates solely to U.S. Shareholders. A U.S. Shareholder for purposes of this discussion is a person who is a citizen or a resident alien of the U.S., a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S. or any political subdivision thereof, an estate whose income is subject to U.S. federal income tax regardless of its source or a trust if: (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust or (ii) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

SHAREHOLDER TAXATION

Distributions to Shareholders. The Fund contemplates declaring as dividends each year all or substantially all of its taxable income. In general, distributions will be taxable to you for federal, state and local income tax purposes unless you are a tax-exempt entity, including qualified retirement plans or individual retirement accounts (“IRAs”).

Distributions are taxable whether they are received in cash or reinvested in Fund Shares. A Shareholder may thus recognize income and gains taxable for federal, state and local income tax purposes and not receive any cash distributions to pay any resulting taxes.

Fund distributions, if any, that are attributable to “qualified dividend income” or “long-term capital gains” earned by the Fund would be taxable to non-corporate Shareholders at reduced rates. Shareholders must have owned the Fund Shares for at least sixty-one (61) days during the one hundred twenty-one (121) day period beginning sixty (60) days before the ex-dividend date to benefit from the lower rates on qualified dividend income. However, U.S. individuals with modified adjusted gross income exceeding $200,000 ($250,000 for married couples filing jointly) and trusts and estates with income above specified levels are subject to a 3.8% tax on their net investment income, which includes interest, dividends and capital gains.

Shareholders are generally taxed on any dividends from the Fund in the year they are actually distributed, except that dividends declared in October, November or December of a year, and paid in January of the following year, will generally be treated for federal income tax purposes as having been paid to Shareholders on December 31st of the year in which the dividend was declared.

Repurchases. You will recognize taxable gain or loss on a repurchase of your shares in an amount equal to the difference between your tax basis in the shares and the amount you receive for them. Generally, this gain or loss will be long-term or short-term depending on whether your holding period exceeds twelve (12) months. Additionally, any loss realized on a repurchase of shares of the Fund may be disallowed under “wash sale” rules to the extent the shares repurchased of are replaced with other shares of the Fund within a period of sixty-one (61) days beginning thirty (30) days before and ending thirty (30) days after the shares are disposed of, such as pursuant to a dividend reinvestment in shares of the Fund. If disallowed, the loss will be reflected in an upward adjustment to the basis of the shares acquired.

The Fund is required to compute and report the cost basis of shares repurchased. The Fund will use the First In, First Out (“FIFO”) method, unless you instruct the Fund to select a different method or choose to specifically identify your shares at the time of each repurchase. If your account is held by your broker or other advisor, they may select a different default method. In these cases, please contact the holder of your shares to obtain information with respect to the available methods and elections for your account. You should carefully review the cost basis information provided by the Fund and make any additional basis, holding period or other adjustments that are required when reporting these amounts on your federal and state income tax returns.

Pursuant to the Regulations directed at tax shelter activity, taxpayers are required to disclose to the IRS certain information on Form 8886 if they participate in a “reportable transaction.” A transaction may be a “reportable transaction” based upon any of several indicia with respect to a shareholder, including the recognition of a loss in excess of certain thresholds (for individuals, $2 million in one year or $4 million in any combination of years). Investors should consult their own tax advisers concerning any possible disclosure obligation with respect to their investment in Fund Shares.

IRAs and Other Tax Qualified Plans. In general, dividends received and gain or loss realized with respect to shares held in an IRA or other tax qualified plan are not currently taxable unless the Fund Shares were acquired with borrowed funds.

U.S. Tax Treatment of Foreign Shareholders. Nonresident aliens, foreign corporations and other foreign investors in the Fund will generally be exempt from U.S. federal income tax on Fund distributions attributable to net capital gains. However, the Fund does not expect to make significant distributions that will be designated as net capital gains. Moreover, the exemption may not apply, if the investment in the Fund is connected to a trade or business of the foreign investor in the United States or if the foreign investor is present in the United States for one hundred eighty-three (183) days or more in a year and certain other conditions are met.

Fund distributions attributable to other categories of Fund income, such as interest from non-U.S. payors, and dividends from companies whose securities are held by the Fund, will generally be subject to a 30% withholding tax when paid to foreign shareholders. However, the Fund may be able to designate a portion of the distributions made as interest related dividends or short-term capital gain dividends which are generally exempt from this withholding tax.

The withholding tax may, however, be reduced (and, in some cases, eliminated) under an applicable tax treaty between the United States and a shareholder’s country of residence or incorporation, provided that the shareholder furnishes the Fund with a properly completed Form W-8BEN or W-BEN-E to establish entitlement to these treaty benefits.

A foreign investor will generally not be subject to U.S. tax on gains realized on sales or exchanges of Fund shares unless the investment in the Fund is connected to a trade or business of the investor in the United States or if the investor is present in the United States for one hundred eighty-three (183) days or more in a year and certain other conditions are met.

In addition, the Fund will be required to withhold 30% tax on certain payments to foreign entities that do not meet specified information reporting requirements under the Foreign Account Tax Compliance Act, even if such distributions would otherwise be exempt from withholding.

All foreign investors should consult their own tax advisers regarding the tax consequences of an investment in the Fund in their country of residence.

State and Local Taxes. In addition to the U.S. federal income tax consequences summarized above, you may be subject to state and local taxes on distributions, sales, exchanges, and redemptions. State income taxes may not apply, however, to the portions of the Fund’s distributions, if any, that are attributable to interest on U.S. Government securities.

Information Reporting and Backup Withholding. Under applicable “backup withholding” requirements, the Fund may be required in certain cases to withhold and remit to the IRS a percentage of taxable dividends or gross proceeds realized upon sale exchange or redemption payable to Shareholders who have failed to provide a correct tax identification number in the manner required, or who are subjected to backup withholding by the IRS for failure to properly include on their return payments of taxable interest or dividends, or who have failed to certify to the Fund that they are not subject to backup withholding when required to do so or that they are “exempt recipients.” The amount of any backup withholding from a payment to a Shareholder will be allowed as a credit against the Shareholder’s U.S. federal income tax liability and may entitle such a Shareholder to a refund, provided that the required information is timely furnished to the IRS.

OTHER TAX MATTERS

The preceding is a summary of some of the tax rules and considerations affecting Shareholders and the Fund’s operations and does not purport to be a complete analysis of all relevant tax rules and considerations, nor does it purport to be a complete listing of all potential tax risks inherent in making an investment in the Fund. A Shareholder may be subject to other taxes, including but not limited to, state and local taxes, estate and inheritance taxes, and intangible taxes that may be imposed by various jurisdictions. The Fund also may be subject to state, local, and foreign taxes that could reduce cash distributions to Shareholders. It is the responsibility of each Shareholder to file all appropriate tax returns that may be required. Each prospective Shareholder is urged to consult with his or her tax adviser with respect to any investment in the Fund.

ERISA AND CODE CONSIDERATIONS

Persons who are fiduciaries with respect to an employee benefit plan or other arrangements subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (an “ERISA Plan”), certain IRAs, or certain Keogh plans, should consider, among other things, the matters described below before determining whether to invest in the Fund. ERISA imposes certain general and specific responsibilities on persons who are fiduciaries with respect to an ERISA Plan, including prudence, diversification, the avoidance of prohibited transactions, and other standards. In determining whether a particular investment is appropriate for an ERISA Plan, U.S. Department of Labor regulations provide that a fiduciary of the ERISA Plan must give appropriate consideration to, among other things, the role that the investment plays in the ERISA Plan’s portfolio, whether the investment is designed reasonably to further the ERISA Plan’s purposes, the risk and return factors, the portfolio’s composition with regard to diversification, the liquidity and current total return of the portfolio relative to the anticipated cash flow needs of the ERISA Plan and the proposed investment, the income taxes (if any) attributable to the investment, and the projected return of the investment relative to the ERISA Plan’s funding objectives. Before investing the assets of an ERISA Plan in the Fund, an ERISA Plan fiduciary should determine whether such an investment is consistent with ERISA’s fiduciary responsibilities and the foregoing considerations. If a fiduciary with respect to any such ERISA Plan breaches such responsibilities with regard to selecting an investment or an investment course of action for such ERISA Plan, the fiduciary may be held personally liable for losses incurred by the ERISA Plan as a result of such breach. Non-ERISA- covered IRAs and Keogh plans and other arrangements not subject to ERISA, but subject to the prohibited transaction rules of Section 4975 of the Code (“Code Plans”; together with ERISA Plans, “Plans”), should determine whether an investment in the Fund will violate those rules.

Because the Fund will be registered as an investment company under the Investment Company Act, the underlying assets of the Fund will not be considered “plan assets” of the Plans investing in the Fund for purposes of ERISA’s fiduciary responsibility rules and ERISA and the Code’s prohibited transaction rules. Thus, the Investment Adviser will be a fiduciary within the meaning of ERISA and the Code with respect to the assets of any Plan that becomes a Shareholder of the Fund, solely as a result of the Plan’s investment in the Fund.

Certain prospective ERISA Plan investors may currently maintain relationships with the Investment Adviser or with other entities that are affiliated with the Investment Adviser. Each of such persons may be deemed to be a party in interest to, a disqualified person of, and/ or a fiduciary of any ERISA Plan to which it provides investment management, investment advisory, or other services. ERISA and the Code prohibit ERISA Plan assets from being used for the benefit of a party in interest or disqualified person and also prohibit a fiduciary from using its position to cause the ERISA Plan to make an investment from which it or certain third parties in which such fiduciary has an interest would receive a fee or other consideration. ERISA Plan investors should consult with legal counsel to determine if participation in the Fund is a transaction that is prohibited by ERISA or the Code. ERISA Plan fiduciaries will be required to represent that the decision to invest in the Fund was made by them as fiduciaries that are independent of such affiliated persons, that they are duly authorized to make such investment decisions, and that they have not relied on any individualized advice or recommendation of such affiliated persons as a primary basis for the decision to invest in the Fund.

The provisions of ERISA and the Code are subject to extensive and continuing administrative and judicial interpretation and review. The discussion of ERISA and the Code contained herein is, of necessity, general and may be affected by the future publication or the future applicability of final regulations and rulings.

Potential investors should consult with their legal advisers regarding the consequences under ERISA and the Code of the acquisition and ownership of Shares.

DESCRIPTION OF SHARES

The beneficial interest in the Fund is divided into an unlimited number of Shares. Each Share has a par value of $0.001. All Shares issued are fully paid and nonassessable. The Fund is authorized to offer two separate classes of Shares designated as Class A Shares and Class I Shares. All Shares of each class represent an equal proportionate interest in the assets of the Fund (subject to the liabilities belonging to that class), and each Share of any class is equal to each other Share of that class. While the Fund presently intends to offer two classes of Shares, it may offer other classes of Shares as well in the future. From time to time, the Board may create and offer additional classes of Shares, or may vary the characteristics of Class A Shares and Class I Shares described herein, including without limitation, in the following respects: (1) the amount of fees permitted by a distribution and/or service plan as to such class; (2) voting rights with respect to a distribution and/or service plan as to such class; (3) different class designations; (4) the impact of any class expenses directly attributable to a particular class of Shares; (5) differences in any dividends and NAVs resulting from differences in fees under a distribution and/or service plan or in class expenses; (6) any sales load structure; and (7) any conversion features, as permitted under the Investment Company Act. Shares are deemed to be personal property giving only the rights provided in the Declaration of Trust. Shareholders have no preemptive or other similar rights to subscribe to any additional Shares or other securities issued by the Fund. There is no cumulative voting in the election of Trustees. Shareholders are not personally liable for the debts, liabilities, obligations and expenses incurred by, contracted for, or otherwise existing with respect to, the Fund. The Trustees have no power to bind any Shareholder personally or to call upon any Shareholder for the payment of any sum of money or assessment whatsoever other than such as the Shareholder may at any time personally agree to pay. The Fund’s repurchase offers will be made to all of its classes of Shares at the same time, in the same proportional amounts and on the same terms, except for differences in NAVs resulting from differences in fees under a distribution and/or service plan or in class expenses.

PURCHASING SHARES

PURCHASE TERMS

The minimum initial investment in Class A Shares by any investor is $1,000 and the minimum initial investment in Class I Shares by any investor is $1,000. The minimum additional investment in the Fund by any Shareholder is $1,000. However, the Fund, in its sole discretion, may accept investments below these minimums. Shares may be purchased by principals and employees of the Investment Adviser or its affiliates and their immediate family members without being subject to the minimum investment requirements. The Shares were initially issued at $10.00 per share. Thereafter the purchase price for each class of Shares is based on the NAV per Share of that Class as of the date such Shares are purchased.

Class A Shares are sold at the public offering price, which is the NAV plus an initial maximum sales charge, which varies with the amount you invest as shown in the following chart. This means that part of your investment in the Fund will be used to pay the sales charge.

Class A Shares — Sales Charge Schedule

Your Investment	Front-End Sales Charge as a % of Offering Price	Front-End Sales Charge as a % of Net Investment	Dealer Reallowance as a % of Offering Price
Up to $49,999	4.50%	4.71%	3.75%
$50,000 – $99,999	3.50%	3.63%	2.75%
$100,000 – $249,999	2.50%	2.56%	2.00%
$250,000 – $499,999	2.00%	2.04%	1.50%
$500,000 or more	None **	None **	None **

* The offering price includes the sales charge.

** There is no initial sales charge on purchases of Class A shares in an account or accounts with an accumulated value of $500,000 or more, but a CDSC of 1.25% will be imposed to the extent a finder’s fee was paid in the event of certain redemptions within 12 months of the date of purchase.

Class I Shares are not subject to any initial sales charge.

Shares are generally offered for purchase on each business day, except that Shares may be offered more or less frequently as determined by the Board in its sole discretion. The Board may also suspend or terminate offerings of Shares at any time.

Except as otherwise permitted by the Board, initial and subsequent purchases of Shares will be payable in cash. Orders will be priced at the appropriate price next computed after the order is received by the Administrator. The Fund reserves the right, in its sole discretion, to accept or reject any subscription to purchase Shares in the Fund at any time. In the event that cleared funds and/or a properly completed investor application are not received from a prospective investor prior to the cut-off times pertaining to a particular offering, the Fund may hold the relevant funds and investor application for processing in the next offering.

In general, an investment will be accepted if a completed investor application and funds are received in good order. The Fund reserves the right to reject, in its sole discretion, any request to purchase Shares in the Fund at any time.

CLASS A SHARES PURCHASE PROGRAMS

Eligible purchasers of Class A Shares may be entitled to reduced or waived sales charges through certain purchase programs offered by the Fund.

Quantity Discounts. You may be able to lower your Class A sales charges if:

●	you assure the Fund in writing that you intend to invest at least $50,000 in Class A Shares over the next 13 months in exchange for a reduced sales charge (“Letter of Intent”) (see below); or

●	the amount of Class A Shares you already own in the Fund plus the amount you intend to invest in Class A Shares is at least $50,000 (“Cumulative Discount”).

By signing a Letter of Intent you can purchase Shares at a lower sales charge level. Your individual purchases will be made at the applicable sales charge based on the amount you intend to invest over a 13-month period as stated in the Letter of Intent. Any Shares purchased within 90 days prior to the date you sign the Letter of Intent may be used as credit toward completion of the stated amount, but the reduced sales charge will only apply to new purchases made on or after the date of the Letter of Intent. Purchases resulting from the reinvestment of dividends and capital gains do not apply toward fulfillment of the Letter of Intent. Shares equal to 4.50% of the amount stated in the Letter of Intent will be held in escrow during the 13-month period. If, at the end of the period, the total net amount invested is less than the amount stated in the Letter of Intent, you will be required to pay the difference between the reduced sales charge and the sales charge applicable to the individual net amounts invested had the Letter of Intent not been in effect. This amount will be obtained from redemption of the escrowed Shares. Any remaining escrowed Shares after payment to the Fund of the difference in applicable sales charges will be released to you. If you establish a Letter of Intent with the Fund, you can aggregate your accounts as well as the accounts of your immediate family members. You will need to provide written instructions with respect to the other accounts whose purchases should be considered in fulfillment of the Letter of Intent.

The Letter of Intent and Cumulative Discount are intended to let you combine investments made at other times for purposes of calculating your present sales charge. Any time you can use any of these quantity discounts to “move” your investment into a lower sales charge level, it is generally beneficial for you to do so.

For purposes of determining whether you are eligible for a reduced Class A sales charge, you and your immediate family members (i.e., your spouse or domestic partner and your children or stepchildren age 21 or younger) may aggregate your investments in the Fund. This includes, for example, investments held in a retirement account, an employee benefit plan, or through a financial advisor other than the one handling your current purchase. These combined investments will be valued at their current offering price to determine whether your current investment amount qualifies for a reduced sales charge.

You must notify the Fund or the Financial Intermediary at the time of purchase whenever a quantity discount is applicable to purchases and you may be required to provide the Fund, or the Financial Intermediary, with certain information or records to verify your eligibility for a quantity discount.

Such information or records may include account statements or other records regarding Shares held in all accounts (e.g., retirement accounts) by you and other eligible persons, which may include accounts held at the Fund or a Financial Intermediary. Upon such notification, you will pay the sales charge at the lowest applicable sales charge level. You should retain any records necessary to substantiate the purchase price of Shares, as the Fund and Financial Intermediary may not retain this information.

Information about sales charges can be found on the Investment Adviser’s website https://www.FirstTrustCapital.com or you can consult with your financial representative.

Large Order Net Asset Value Purchase Privilege

There is no initial sales charge on purchases of Class A Shares in an account or accounts with an accumulated value of $500,000 or more, but a CDSC of 1.25% will be imposed to the extent a finder’s fee was paid in the event of certain redemptions within 12 months of the date of purchase. From its own profits and resources, the Distributor may pay a finder’s fee of 0.50% to financial intermediaries that initiate or are responsible for purchases of $500,000 or more of Class A Shares of the Fund. Please contact your financial intermediary to determine whether a finder’s fee was paid in connection with your investment in the Fund.

A CDSC will be waived in the following circumstances:

●	if you are a current Trustee of the Fund; or

●	if you are an employee (including the employee's spouse, domestic partner, children, grandchildren, parents, grandparents, siblings and any dependent of the employee, as defined in Section 152 of the Code) of the Investment Adviser or its affiliates, or of a broker-dealer authorized to sell shares of the Fund.

Your financial advisor or the Fund’s transfer agent can answer your questions and help you determine if you are eligible.

DERIVATIVE ACTIONS/EXCLUSIVE FORUM

No person, other than a Trustee, who is not a Shareholder will be entitled to bring any derivative action, suit or other proceeding on behalf of the Fund. Except for claims asserted under the U.S. federal securities laws including, without limitation, the Investment Company Act, no shareholder may maintain a derivative action on behalf of the Fund unless holders of at least ten percent (10%) of the outstanding shares join in the bringing of such action. Notwithstanding the foregoing, neither of the preceding provisions governing derivative actions will apply to claims brought under the federal securities laws.

In addition to the requirements set forth in Section 3816 of the Delaware Statutory Trust Act, a Shareholder may bring a derivative action on behalf of the Fund or any class of the Fund only if the following conditions are met: (a) the Shareholder or Shareholders must make a pre-suit written demand upon the Trustees to bring the subject action unless an effort to cause the Trustees to bring such an action is not likely to succeed; and a demand on the Trustees shall only be deemed not likely to succeed and therefore excused if a majority of the Trustees, or a majority of any committee established to consider the merits of such action, has a personal financial interest in the transaction at issue, and a Trustee shall not be deemed interested in a transaction or otherwise disqualified from ruling on the merits of a Shareholder demand by virtue of the fact that such Trustee receives remuneration for his service as a Trustee of the Fund or as a trustee or director of one or more investment companies that are under common management with or otherwise affiliated with the Fund; and (b) unless a demand is not required under clause (a) above, the Trustees must be afforded a reasonable amount of time to consider such Shareholder request and to investigate the basis of such claim; and the Trustees shall be entitled to retain counsel or other advisers in considering the merits of the request and shall require an undertaking by the Shareholders making such request to reimburse the Fund for the expense of any such advisers in the event that the Trustees determine not to bring such action. For purposes of this paragraph, the Trustees may designate a committee of one Trustee to consider a Shareholder demand if necessary to create a committee with a majority of Trustees who do not have a personal financial interest in the transaction at issue. If the demand for derivative action has been considered by the Board, and a majority of the Independent Trustees, after considering the merits of the claim, has determined that maintaining a suit would not be in the best interests of the Fund or the affected class, as applicable, the complaining Shareholders shall be barred from commencing the derivative action. If upon such consideration the appropriate members of the Board determine that such a suit should be maintained, then the appropriate officers of the Fund shall commence initiation of that suit and such suit shall proceed directly rather than derivatively. The Declaration of Trust provides that the foregoing provisions will not apply to claims brought under the federal securities laws.

The Fund’s By-Laws provide that each Shareholder irrevocably agrees that any claims, suits, actions or proceedings arising out of or relating in any way to the Fund will be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction, then any other court in the State of Delaware with subject matter jurisdiction, and irrevocably waives any right to trial by jury. The exclusive forum provision may require shareholders to bring an action in an inconvenient or less favorable forum. The exclusive forum and jury waiver provisions do not apply to claims arising under the Federal securities laws.

TERM, DISSOLUTION AND LIQUIDATION

The Fund may be dissolved upon approval of a majority of the Trustees. Upon the liquidation of the Fund, its assets will be distributed first to satisfy (whether by payment or the making of a reasonable provision for payment) the debts, liabilities and obligations of the Fund, including actual or anticipated liquidation expenses, other than debts, liabilities or obligations to Shareholders, and then to the Shareholders proportionately in accordance with the amount of Shares that they own. Assets may be distributed in-kind on a proportionate basis if the Board or liquidator determines that the distribution of assets in-kind would be in the interests of the Shareholders in facilitating an orderly liquidation.

REPORTS TO SHAREHOLDERS

The Fund will furnish to Shareholders as soon as practicable after the end of each of its taxable years such information as is necessary for them to complete U.S. federal and state income tax or information returns, along with any other tax information required by law. The Fund anticipates providing Shareholders with an unaudited semi-annual and an audited annual report within 60 days after the close of the period for which the report is being made, or as otherwise required by the Investment Company Act. Shareholders also will be provided with reports regarding the Fund’s operations each quarter.

FISCAL YEAR

The Fund’s fiscal year is the 12-month period ending on March 31. The Fund’s taxable year is the 12-month period ending on September 30.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM; LEGAL COUNSEL

Ernst & Young LLP, located at principal business address 155 North Wacker Drive, Chicago, IL 60606, serves as the Fund’s independent registered public accounting firm, providing audit services.

Faegre Drinker Biddle & Reath LLP, One Logan Square, Suite 2000, Philadelphia, PA 19103-6996, serves as counsel to the Fund and the Independent Trustees.

INQUIRIES

Inquiries concerning the Fund and Shares (including procedures for purchasing Shares) should be directed to the Fund’s Administrator, UMB Fund Services, Inc. at (877) 779-1999.

First Trust Hedged Strategies Fund

c/o UMB Fund Services, Inc.

235 West Galena Street

Milwaukee, WI 53212

(877) 779-1999

Investment Adviser

First Trust Capital Management L.P.

225 W. Wacker Drive, Suite 2160

Chicago, IL 60606

Transfer Agent/Administrator

UMB Fund Services, Inc.

235 West Galena Street

Milwaukee, WI 53212

Custodian Bank

UMB Bank, n.a.

1010 Grand Boulevard

Kansas City, MO 64106

Distributor

First Trust Portfolios L.P.

120 East Liberty Drive, Suite 400

Wheaton, IL 60187

Fund Counsel

Faegre Drinker Biddle & Reath LLP

One Logan Square, Suite 2000

Philadelphia, PA 19103-6996

Independent Registered Public Accounting Firm

Ernst & Young LLP

155 North Wacker Drive

Chicago, IL 60606

FIRST TRUST HEDGED STRATEGIES FUND

STATEMENT OF ADDITIONAL INFORMATION

Class A Shares (HDGAX)

Class I Shares (HFLEX)

Dated July 31, 2026

c/o UMB Fund Services, Inc.

235 West Galena Street

Milwaukee, WI 53212

(877) 779-1999

This Statement of Additional Information (“SAI”) is not a prospectus. This SAI relates to and should be read in conjunction with the prospectus (the “Prospectus”) of the First Trust Hedged Strategies Fund (the “Fund”) dated July 31, 2026, and as it may be further amended or supplemented from time to time. This SAI is incorporated by reference in its entirety into the Prospectus. The Fund’s audited financial statements and financial highlights for the fiscal year ended March 31, 2026 (including the report of Ernst & Young LLP, the Fund’s independent registered public accounting firm) appearing in the annual report to shareholders on Form N-CSR (the “Annual Report”) are incorporated by reference into this SAI. No other parts of the Annual Report are incorporated by reference herein. A copy of the Prospectus may be obtained without charge by contacting the Fund at the telephone number or address set forth above.

This SAI is not an offer to sell shares of beneficial interest (“Shares”) of the Fund and is not soliciting an offer to buy Shares in any state where the offer or sale is not permitted.

Capitalized terms not otherwise defined herein have the same meaning set forth in the Prospectus.

Shares are distributed by First Trust Portfolios L.P. (“Distributor” or “FT Portfolios”) to institutions and financial intermediaries who may distribute Shares to clients and customers (including affiliates and correspondents) of the Fund’s investment adviser, First Trust Capital Management L.P. (the “Investment Adviser”) and to clients and customers of other organizations. The Fund’s Prospectus, which is dated July 31, 2026, provides basic information investors should know before investing. This SAI is intended to provide additional information regarding the activities and operations of the Fund and should be read in conjunction with the Prospectus.

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GENERAL INFORMATION

The First Trust Hedged Strategies Fund (the “Fund”) is a Delaware statutory trust registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”), as a non-diversified, closed-end management investment company. The Fund operates as an interval fund.

INVESTMENT POLICIES AND PRACTICES

The investment objective of the Fund, as well as the principal investment strategies of the Fund and the principal risks associated with such investment strategies, are set forth in the Prospectus. Certain additional information regarding the investment program of the Fund is set forth below.

FUNDAMENTAL POLICIES

The Fund’s fundamental policies, which are listed below, may only be changed by the affirmative vote of a majority of the outstanding voting securities of the Fund. As defined by the Investment Company Act, the vote of a “majority of the outstanding voting securities of the Fund” means the vote, at an annual or special meeting of the Shareholders of the Fund (“Shareholders”), duly called, (i) of 67% or more of the Shares represented at such meeting, if the holders of more than 50% of the outstanding Shares are present in person or represented by proxy or (ii) of more than 50% of the outstanding Shares, whichever is less. No other policy is a fundamental policy of the Fund, except as expressly stated. Within the limits of the fundamental policies of the Fund, the management of the Fund has reserved freedom of action. The Fund may not:

(1)	Issue any senior security, except to the extent permitted by Section 18 of the Investment Company Act, as interpreted, modified, or otherwise permitted by the Securities and Exchange Commission (the “SEC”) or any other applicable authority.

(2)	Borrow money, except to the extent permitted by Section 18 of the Investment Company Act, as interpreted, modified, or otherwise permitted by the SEC or any other applicable authority. This investment restriction does not apply to borrowings from affiliated investment companies or other affiliated persons of the Fund to the extent permitted by the Investment Company Act, the SEC or any other applicable authority.

(3)	Underwrite securities of other issuers, except insofar as the Fund may be deemed to be an underwriter under the Securities Act of 1933, as amended, in connection with the disposition of its portfolio securities.

(4)	Make loans, except through purchasing fixed-income securities, lending portfolio securities, or entering into repurchase agreements in a manner consistent with the investment policies of the Fund, or as otherwise permitted under the Investment Company Act. This investment restriction does not apply to loans to affiliated investment companies or other affiliated persons of the Fund to the extent permitted by the Investment Company Act, the SEC or any other applicable authority.

(5)	Purchase, hold or deal in real estate, except that the Fund may invest in securities that are secured by real estate, including, without limitation, mortgage-related securities, or that are issued by companies or partnerships that invest or deal in real estate or real estate investment trusts, and may hold and dispose of real estate acquired by the Fund as a result of the ownership of securities or other permitted investments.

(6)	Invest in commodities and commodity contracts, except that the Fund (i) may purchase and sell non-U.S. currencies, options, swaps, futures and forward contracts, including those related to indexes, options and options on indexes, as well as other financial instruments and contracts that are commodities or commodity contracts, (ii) may also purchase or sell commodities if acquired as a result of ownership of securities or other instruments, (iii) may invest in commodity pools and other entities that purchase and sell commodities and commodity contracts, and (iv) may make such investments as otherwise permitted by the Investment Company Act, and as interpreted, modified or otherwise permitted by regulatory authority having jurisdiction, from time to time.

(7)	Invest 25% or more of the value of its total assets in the securities of issuers that the Fund’s investment adviser determines are engaged in any single industry, except that U.S. Government securities and repurchase agreements collateralized by U.S. Government securities may be purchased without limitation.

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With respect to these investment restrictions and other policies described in this SAI or the Prospectus, if a percentage restriction is adhered to at the time of an investment or transaction, a later change in percentage resulting from a change in the values of investments or the value of the Fund’s total assets, unless otherwise stated, will not constitute a violation of such restriction or policy.

In addition to the above, the Fund has adopted a fundamental policy that it will make quarterly repurchase offers for no less than 5% and not more than 25% of the shares outstanding at per-class net asset value (“NAV”) per share, unless suspended or postponed in accordance with regulatory requirements, and each repurchase pricing shall occur no later than the close of business on the fourteenth day after the Repurchase Request Deadline, or the next business day if the fourteenth day is not a business day. Shareholders can obtain the date of the next Repurchase Request Deadline by writing to the Fund, c/o UMB Fund Services, Inc., 235 West Galena Street, Milwaukee, WI 53212, or by calling the Fund toll-free at (877) 779-1999.

NON-FUNDAMENTAL POLICIES

The Fund may change its investment objective, policies, restrictions, strategies, and techniques.

Except as otherwise indicated, the Fund may change its investment objective and any of its policies, restrictions, strategies, and techniques without Shareholder approval. The Fund’s investment objective and investment strategies are not fundamental policies of the Fund and may be changed by the Board without the vote of a majority (as defined by the Investment Company Act) of the Fund’s outstanding Shares. The Fund's non-fundamental policy of allocating at least 80% of its net assets, plus the amount of any borrowings for investment purposes, including any cash and cash equivalents held to cover unfunded commitments, to a portfolio of Private Investment Vehicles may be changed by the Board without the vote of a majority (as defined in the Investment Company Act) of the Fund’s outstanding Shares upon at least 60 days’ prior written notice to Shareholders as long as (i) the Fund conducts a repurchase offer with at least 60 days’ prior notice of the policy change, (ii) the offer is not oversubscribed, and (iii) the Fund purchases shares at their net asset value.

The following descriptions of the Investment Company Act may assist investors in understanding the above policies and restrictions.

Borrowing. The Investment Company Act restricts an investment company from borrowing in excess of 331∕3% of its total assets (including the amount borrowed, but excluding temporary borrowings not in excess of 5% of its total assets). Under current law as interpreted by the SEC and its staff, the Fund may borrow from: (a) a bank, provided that immediately after such borrowing there is an asset coverage of 300% for all borrowings of the Fund; or (b) a bank or other persons for temporary purposes only, provided that such temporary borrowings are in an amount not exceeding 5% of the Fund’s total assets at the time when the borrowing is made. This limitation does not preclude the Fund from entering into reverse repurchase transactions, provided that the Fund has an asset coverage of 300% for all borrowings and repurchase commitments of the Fund pursuant to reverse repurchase transactions.

Commodities. The Investment Company Act does not directly restrict an investment company’s ability to invest in commodities or contracts related to commodities, but does require that every investment company have a fundamental investment policy governing such investments. The extent to which the Fund can invest in commodities or contracts related to commodities is set out in the investment strategies and policies described in the Prospectus and this SAI.

Concentration. The SEC staff has defined concentration as investing 25% or more of an investment company’s total assets in any particular industry or group of industries, with certain exceptions such as with respect to investments in obligations issued or guaranteed by the U.S. Government or its agencies and instrumentalities. The Fund will not invest 25% or more of its assets in one or more Private Investment Vehicles that it knows concentrate their assets in the same industry. For purposes of the Fund’s concentration policy, the Fund may classify and re-classify companies in a particular industry and define and re-define industries in any reasonable manner, consistent with SEC guidance. For purposes of the Fund’s industry concentration policy, the Investment Adviser may analyze the characteristics of a particular issuer and instrument and may assign an industry classification consistent with those characteristics. The Investment Adviser may, but need not, consider industry classifications provided by third parties.

Real Estate. The Investment Company Act does not directly restrict an investment company’s ability to invest in real estate or interests in real estate, but does require that every investment company have a fundamental investment policy governing such investments. The Fund may invest in real estate or interests in real estate, securities that are secured by or represent interests in real estate (e.g., mortgage loans evidenced by notes or other writings defined to be a type of security), mortgage-related securities, investment funds that invest in real estate through entities that may qualify as REITs, or in companies engaged in the real estate business or that have a significant portion of their assets in real estate (including REITs). The Fund can invest in real estate or interest in real estate to the extent set out in the investment strategies and policies described in the Prospectus and this SAI.

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Senior Securities and Derivatives. Senior securities may include any obligation or instrument issued by a fund evidencing indebtedness. The Investment Company Act generally prohibits funds from issuing senior securities, although it does provide allowances for certain borrowings, firm commitment and standby commitment agreements. In addition, Rule 18f-4 under the Investment Company Act permits the Fund to enter into derivatives transactions, notwithstanding the prohibitions and restrictions on the issuance of senior securities under the Investment Company Act, provided that the Fund complies with the conditions of Rule 18f-4. The Fund will use derivatives in accordance with Rule 18f-4.

Underwriting. Under the Investment Company Act, underwriting securities involves an investment company purchasing securities directly from an issuer for the purpose of selling (distributing) them or participating in any such activity either directly or indirectly.

Lending. Under the Investment Company Act, an investment company may only make loans if expressly permitted by its investment policies.

ADDITIONAL INFORMATION ON INVESTMENT TECHNIQUES OF THE FUND AND RELATED RISKS

The following information supplements the discussion of the Fund’s investment policies and techniques in the Prospectus.

The Fund’s investment objective is to seek long-term capital appreciation. As discussed in the Prospectus, First Trust Capital Management L.P. (the “Investment Adviser”) seeks to achieve the Fund’s investment objective primarily by allocating the Fund’s assets to a group of Private Investment Vehicles that are managed by multiple independent investment managers (each, an “Underlying Manager” and collectively, the “Underlying Managers”). Under normal market conditions, the Fund seeks to achieve its investment objective by allocating at least 80% of its net assets, plus the amount of any borrowings for investment purposes, including any cash and cash equivalents held to cover unfunded commitments, to a portfolio of Private Investment Vehicles. This section provides additional information about various types of investments and investment techniques that may be employed by Private Investment Vehicles in which the Fund invests, or by the Fund. Many of the investments and techniques described in this section may be based in part on the existence of a public market for the relevant securities. To that extent, such investments and techniques are not expected to represent the principal investments or techniques of the majority of the Private Investment Vehicles, or of the Fund; however, there is no limit on the types of investments the Private Investment Vehicles may make and certain Private Investment Vehicles may use such investments or techniques extensively. Similarly, there are few limits on the types of investments the Fund may make. Accordingly, the descriptions in this section cannot be comprehensive. Any decision to invest in the Fund should take into account (i) the possibility that the Private Investment Vehicles may make virtually any kind of investment, (ii) that the Fund has similarly broad latitude in the kinds of investments it may make (subject to the fundamental policies described above), and (iii) that all such investments will be subject to related risks, which can be substantial.

Types of Investments and Related Risks

MONEY MARKET INSTRUMENTS. The Fund and Private Investment Vehicles may invest during periods of adverse market or economic conditions for defensive purposes some or all of their assets in high quality money market instruments and other short-term obligations, money market mutual funds or repurchase agreements with banks or broker-dealers or may hold cash or cash equivalents in such amounts as the Investment Adviser or Underlying Managers to such Private Investment Vehicles deem appropriate under the circumstances. The Fund also may invest in these instruments for liquidity purposes pending allocation of its respective offering proceeds and other circumstances. Money market instruments are high quality, short-term fixed-income obligations, which generally have remaining maturities of one year or less, and may include U.S. Government securities, commercial paper, certificates of deposit and bankers’ acceptances issued by domestic branches of United States banks that are members of the Federal Deposit Insurance Corporation and repurchase agreements.

WHEN-ISSUED, DELAYED DELIVERY AND FORWARD COMMITMENT SECURITIES. To reduce the risk of changes in securities prices and interest rates, Private Investment Vehicles may purchase securities on a forward commitment, when-issued or delayed delivery basis, which means delivery and payment take place a number of days after the date of the commitment to purchase. The payment obligation and the interest rate receivable with respect to such purchases are fixed when a Private Investment Vehicle enters into the commitment, but a Private Investment Vehicle does not make payment until it receives delivery from the counterparty. After a Private Investment Vehicle commits to purchase such securities, but before delivery and settlement, it may sell the securities if it is deemed advisable.

Securities purchased on a forward commitment or when-issued or delayed delivery basis are subject to changes in value, generally changing in the same way, i.e., appreciating when interest rates decline and depreciating when interest rates rise, based upon the public’s perception of the creditworthiness of the issuer and changes, real or anticipated, in the level of interest rates. Securities so purchased may expose Private Investment Vehicles to risks because they may experience such fluctuations prior to their actual delivery. Purchasing securities on a when-issued or delayed delivery basis can involve the additional risk that the yield available in the market when the delivery takes place actually may be higher than that obtained in the transaction itself. Purchasing securities on a forward commitment, when-issued or delayed delivery basis when a Private Investment Vehicle is fully or almost fully invested results in a form of leverage and may result in greater potential fluctuation in the value of the net assets of a Private Investment Vehicle. In addition, there is a risk that securities purchased on a when-issued or delayed delivery basis may not be delivered and that the purchaser of securities sold by a Private Investment Vehicle on a forward basis will not honor its purchase obligation. In such cases, a Private Investment Vehicle may incur a loss.

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U.S. GOVERNMENT SECURITIES. Some obligations issued or guaranteed by U.S. Government agencies, instrumentalities or U.S. Government sponsored enterprises (“GSEs”), including, for example, pass-through certificates issued by Ginnie Mae, are supported by the full faith and credit of the U.S. Treasury. Other obligations issued by or guaranteed by federal agencies or GSEs, such as securities issued by Fannie Mae or Freddie Mac, are supported by the discretionary authority of the U.S. Government to purchase certain obligations of the federal agency or GSE, while other obligations issued by or guaranteed by federal agencies or GSEs, such as those of the Federal Home Loan Banks, are supported by the right of the issuer to borrow from the U.S. Treasury. The maximum potential liability of the issuers of some U.S. Government securities held by Private Investment Vehicles may greatly exceed their current resources, including their legal right to support from the U.S. Treasury. It is possible that these issuers will not have the funds to meet their payment obligations in the future. In addition, uncertainty regarding the status of the statutory debt ceiling could increase the risk that the U.S. Government may default on payments of certain U.S. Government securities, cause the credit rating of the U.S. Government to be downgraded, increase volatility in the stock and bond markets, result in higher interest rates, reduce prices of U.S. Treasury securities, and/or increase the costs of various types of debt instruments, which may adversely affect the Fund.

DERIVATIVES. The use of derivatives presents risks different from, and possibly greater than, the risks associated with investing directly in traditional securities and other assets. The use of derivatives can lead to losses because of a variety of factors, including movements in the price or value of the underlying asset, index or rate, or other financial indicator, which may be magnified by certain features of the derivatives. In addition, when the Fund or a Private Investment Vehicle in which the Fund has invested, invests in certain derivative instruments, including, but not limited to, forward contracts, futures contracts, options, interest rate swaps and other swaps, the Fund may be effectively leveraging its investments, which could result in large changes in the net asset value of the Fund’s shares and can result in large losses, including, losses that exceed the amount originally invested in the derivative, when applicable. The success of the derivatives strategies will depend in part on the Investment Adviser’s ability to assess and predict the potential market or economic developments and their impacts on the underlying asset, index or rate or other financial indicator and the derivative itself, without the benefit of observing the performance of the derivative under all possible market conditions. Liquidity risk exists when a security or other asset or the derivative instrument cannot be purchased or sold at the time desired, or cannot be purchased or sold by a Private Investment Vehicle at a price that a party deems to reflect fair value. Certain specific risks associated with an investment in derivatives include: market risk, credit risk, correlation risk, liquidity risk, legal risk and systemic or “interconnection” risk, as specified below.

●	Market Risk. Market risk is the risk that the value of the asset, index or rate, or other financial indicator underlying the derivative instrument, and/or the value of the derivative instrument may go up or down. Market risk also includes general volatility and changes in one or more markets, interest rates, foreign currency exchange rates, index prices, commodity prices, equity prices, prices in the exchange-traded and cleared derivatives markets, investor perception and other political or economic factors. Adverse movements in the value of an underlying asset, index or rate, or other financial indicator and other changes in the market can expose the Fund to losses under one or more of its derivative instruments. Derivative instruments may include elements of leverage and, accordingly, fluctuations in the value of the derivative instrument in relation to the underlying asset may be magnified. The successful use of derivative instruments depends upon a variety of factors, particularly the portfolio managers’ ability to predict movements of the relevant market for the derivative instrument, which may be securities, currencies and commodities and other markets, which may require different skills than predicting changes in the prices of the relevant underlyer. There can be no assurance that any particular strategy adopted will succeed or that large losses will not be incurred. A decision to engage in a derivative transaction will reflect the portfolio managers’ judgment that the derivative transaction will provide value to the Fund and its shareholders and is consistent with the Fund’s objective, investment limitations and operating policies. In making such a judgment, the portfolio managers will analyze the benefits and risks of the derivative transactions and weigh them in the context of the Fund’s overall investments and investment objective, although such judgment will not assure that the investment will be successful and/or that losses will not be sustained by the Fund.

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●	Credit Risk/Counterparty Risk. Credit risk is the risk that a loss may be sustained as a result of the failure of a counterparty to a derivative instrument to comply with the terms of such derivative instrument. The counterparty risk for exchange-traded derivatives is generally less than for privately negotiated or over-the-counter (“OTC”) derivatives, since generally a clearing agency, which is the issuer or counterparty to each exchange-traded instrument, provides a guarantee of performance and the clearing house requires its members to contribute to a guarantee fund. This fund is a pooled reserve of capital contributed by member firms to absorb financial losses if a member defaults on their trading obligations. For privately negotiated instruments, there is no similar clearing agency guarantee or guarantee fund that may be used. In all transactions, the Fund will bear the risk that the counterparty will default, and this could result in a loss of the expected benefit of the derivative transactions and possibly other losses to the Fund. The Fund will enter into transactions in derivative instruments only with counterparties that the Investment Adviser reasonably believes are capable of performing under the contract, although that counterparty’s financial condition can deteriorate during the course of the derivative transactions with that counterparty.

●	Correlation Risk. Correlation risk is the risk that there might be an imperfect correlation, or even no correlation, between price movements of a derivative instrument and the price movements of the underlying asset, index or rate, or other financial indicator underlying that derivative instrument. When a derivative transaction is used to hedge another position, changes in the market value of the combined position (the derivative instrument plus the position being hedged) may result from an imperfect correlation between the price movements of the two instruments. With a perfect hedge, the value of the combined position remains unchanged with any change in the price of the underlying asset, index or rate, or other financial indicator. With an imperfect hedge, the value of the derivative instrument and its hedge are not perfectly correlated. For example, if the value of a derivative instrument used in a short hedge (such as writing a call option or buying a put option on a stock) increased by less than the decline in value of the hedged stock, the hedge would not be perfectly correlated. This might occur due to factors unrelated to the value of the investments being hedged, such as speculative or other pressures on the markets in which these instruments are traded. The effectiveness of hedges using derivatives instruments will depend, in part, on the degree of correlation between price movements in the underlying asset, index or rate, or other financial indicator and the price movements in the derivative instrument.

●	Liquidity and Market Side Risk. Liquidity risk is the risk that a derivative instrument cannot be sold, closed out or replaced quickly at or very close to its fundamental value and that when it is closed out the dealer counterparty will generally close it out taking a spread so that the Fund will not get the value of the derivative instrument at mid-market or the Fund’s side of the market. Generally, exchange contracts are very liquid because the exchange clearinghouse is the counterparty of every contract. OTC transactions are less liquid than exchange-traded derivatives since they often can only be closed out with the other party to the transaction. The Fund might be required to maintain segregated accounts and/or make margin payments when taking positions in derivative instruments involving obligations to third parties (i.e., instruments other than purchase options). If the Fund is unable to close out its positions in such instruments or if the Fund may only close such instruments out for a premium, it might be required to, or choose to, continue to maintain such instruments and related assets or accounts or make such payments until the position expires, matures or is closed out. These requirements might impair the Fund’s other investment activity at a time when it would otherwise be favorable to so transact, or require that the Fund raise capital for this other activity (e.g., by selling a portfolio security at a disadvantageous time). The Fund’s ability to sell or close out a position in a derivative instrument prior to its expiration or maturity depends upon the ability and willingness of the counterparty to enter into a transaction closing out the position or the Fund’s ability to find another counterparty that may be willing to step into the shoes of the Fund through an assignment or novation of the Fund’s position in the derivative instrument on terms agreeable to such party, the Fund and the counterparty. Due to liquidity risk, there is no assurance that any derivatives position can be sold or closed out at a time and price that is favorable to the Fund.

●	Legal Risk. Legal risk is the risk of loss caused by the unenforceability of a party’s obligations under the derivative.

●	Systemic or “Interconnection” Risk. Systemic or “interconnection” risk is the risk that a disruption in the financial markets will cause difficulties for all market participants. In other words, a disruption in one market will spill over into other markets, perhaps creating a chain reaction. Much of the OTC derivatives market takes place among the OTC dealers themselves, thus creating a large interconnected web of financial obligations. This interconnectedness raises the possibility that a default by one large dealer could create losses for other dealers and destabilize the entire market for OTC derivative instruments.

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MUNICIPAL OBLIGATIONS. The Private Investment Vehicles may invest in municipal bonds. Municipal bonds are debt obligations issued by the states, possessions, or territories of the United States (including the District of Columbia) or a political subdivision, public instrumentality, agency, public authority or other governmental unit of such states, possessions, or territories (e.g., counties, cities, towns, villages, districts and authorities). For example, states, possessions, territories and municipalities may issue municipal bonds to raise funds for various public purposes such as airports, housing, hospitals, mass transportation, schools, water and sewer works, gas, and electric utilities. They may also issue municipal bonds to refund outstanding obligations and to meet general operating expenses. Municipal bonds may be general obligation bonds or revenue bonds. General obligation bonds are secured by the issuer’s pledge of its full faith, credit and taxing power for the payment of principal and interest. Revenue bonds are payable from revenues derived from particular facilities, from the proceeds of a special excise tax or from other specific revenue sources. They are not usually payable from the general taxing power of a municipality. In addition, certain types of “private activity” bonds may be issued by public authorities to obtain funding for privately operated facilities, such as housing and pollution control facilities, for industrial facilities and for water supply, gas, electricity and waste disposal facilities. Other types of private activity bonds are used to finance the construction, repair or improvement of, or to obtain equipment for, privately operated industrial or commercial facilities. Current federal tax laws place substantial limitations on the size of certain of such issues. Because the interest on municipal bonds is generally exempt from federal income tax, their value may be materially affected by changes in federal income tax rates.

Constitutional amendments, legislative enactments, executive orders, administrative regulations, voter initiatives, and the issuer’s regional economic conditions may affect the municipal security’s value, interest payments, repayment of principal and a Private Investment Vehicle’s ability to sell the security. The Private Investment Vehicles may be more sensitive to adverse economic, business, political or public health developments if it focuses its assets in municipal bonds that are issued to finance similar projects (such as those relating to education, health care, housing, transportation, and utilities), industrial development bonds, in particular types of municipal securities (such as general obligation bonds, private activity bonds and moral obligation bonds), or in municipal securities of a particular state or territory. While income earned on municipal securities is generally not subject to federal tax, the failure of a municipal security issuer to comply with applicable tax requirements may make income paid thereon taxable, resulting in a decline in the security’s value. In addition, there could be changes in applicable tax laws or tax treatments that reduce or eliminate the current federal income tax exemption on municipal securities or otherwise adversely affect the current federal or state tax status of municipal securities. The secondary market for municipal obligations also tends to be less well-developed and less liquid than many other securities markets, which may limit a Private Investment Vehicle’s ability to sell its municipal obligations at attractive prices. Further, inventories of municipal securities held by brokers and dealers have decreased in recent years, lessening their ability to make a market in these securities, which has resulted in increased municipal security price volatility and trading costs, particularly during periods of economic or market stress.

ASSET-BACKED SECURITIES. The Private Investment Vehicles may invest in numerous types of asset-backed securities, including, for example, mortgage-backed securities. Such securities are extremely sensitive to the level and volatility of interest rates.

Asset-backed securities are often backed by a pool of assets representing the obligations of a number of different parties and use credit enhancement techniques. Asset-backed securities present certain risks. Primarily, these securities do not have the benefit of the same security interest in the related collateral. For example, credit card receivables are generally unsecured and the debtors are entitled to the protection of a number of state and federal consumer credit laws, many of which give such debtors the right to set off certain amounts owed on the credit cards, thereby reducing the balance due. As a further example, most issuers of automobile receivables permit the servicers to retain possession of the underlying obligations. If the servicer were to sell these obligations to another party, there is a risk that the purchaser would acquire an interest superior to that of the holders of the related automobile receivables. In addition, because of the large number of vehicles involved in a typical issuance and technical requirements under state laws, the trustee for the holders of the automobile receivables may not have a proper security interest in all of the obligations backing such receivables. Therefore, there is the possibility that recoveries on repossessed collateral may not, in some cases, be available to support payments on these securities.

Private Investment Vehicle investments may also include private mortgage pass-through securities that are issued by originators of, and investors in, mortgage loans, including savings and loan associations, mortgage banks, commercial banks, investment banks and special purpose subsidiaries of the foregoing. Private mortgage pass-through securities are usually backed by a pool of conventional fixed rate or adjustable rate mortgage loans. Such securities generally are structured with one or more types of credit enhancement. The risk of loss due to default on private mortgage-backed securities is historically higher because neither the U.S. Government nor an agency or instrumentality have guaranteed them. Timely payment of interest and principal is, however, generally supported by various forms of insurance or guarantees, including individual loan, title, pool and hazard insurance. Government entities, private insurance companies or the private mortgage poolers issue the insurance and guarantees. The insurance and guarantees and the creditworthiness of their issuers will be considered when determining whether a mortgage-backed security meets the Fund's quality standards. The Fund may buy mortgage-backed securities without insurance or guarantees if, through an examination of the loan experience and practices of the poolers, the Investment Adviser determines that the securities meet the Fund's quality standards. Private mortgage-backed securities whose underlying assets are neither U.S. Government securities nor U.S. Government-insured mortgages, to the extent that real properties securing such assets may be located in the same geographical region, may also be subject to a greater risk of default than other comparable securities in the event of adverse economic, political or business developments that may affect such region and, ultimately, the ability of property owners to make payments of principal and interest on the underlying mortgages. Non-government mortgage-backed securities are generally subject to greater price volatility than those issued, guaranteed or sponsored by government entities because of the greater risk of default in adverse market conditions. Where a guarantee is provided by a private guarantor, the Fund is subject to the credit risk of such guarantor, especially when the guarantor doubles as the originator.

8

SECURITIES OF OTHER INVESTMENT COMPANIES. The Fund may invest, subject to applicable regulatory limits, in the securities of other investment companies, including open-end management companies. Under the Investment Company Act, subject to the Fund’s own more restrictive limitations, if any, the Fund’s investment in securities issued by other investment companies, subject to certain exceptions, currently is limited to: (1) 3% of the total voting stock of any one investment company; (2) 5% of the Fund’s total assets with respect to any one investment company; and (3) 10% of the Fund’s total assets in the aggregate (such limits do not apply to investments in money market funds). Exemptions in the Investment Company Act or the rules thereunder may allow the Fund to invest in another investment company in excess of these limits. In particular, Rule 12d1-4 under the Investment Company Act allows the Fund to acquire the securities of another investment company, in excess of the limitations imposed by Section 12 of the Investment Company Act, subject to certain limitations and conditions on the Fund and the Investment Adviser, including limits on control and voting of acquired funds’ shares, evaluations and findings by the Investment Adviser and limits on most three-tier fund structures.

When investing in the securities of other investment companies, the Fund will be indirectly exposed to all the risks of such investment companies’ portfolio securities. In addition, as a shareholder in an investment company, the Fund would indirectly bear its pro rata share of that investment company’s advisory fees and other operating expenses. Fees and expenses incurred indirectly by the Fund as a result of its investment in shares of one or more other investment companies generally are referred to as “acquired fund fees and expenses” and may appear as a separate line item in the Fund’s prospectus fee table.

Certain money market funds that operate in accordance with Rule 2a-7 under the Investment Company Act float their NAV while others seek to reserve the value of investments at a stable NAV (typically $1.00 per share). An investment in a money market fund, even an investment in a fund seeking to maintain a stable NAV per share, is not guaranteed, and it is possible for the Fund to lose money by investing in these and other types of money market funds. If the liquidity of a money market fund’s portfolio deteriorates below certain levels, the money market fund may suspend redemptions (i.e., impose a redemption gate) and thereby prevent the Fund from selling its investment in the money market fund or impose a fee of up to 2% on amounts the Fund redeems from the money market fund (i.e., impose a liquidity fee).

OTHER POTENTIAL RISKS AND ADDITIONAL INVESTMENT INFORMATION

DEPENDENCE ON THE INVESTMENT ADVISER. The success of the Fund depends upon the ability of the Investment Adviser to develop and implement investment strategies that achieve the investment objective of the Fund. Additionally, the success of the Fund, in part, depends on the ability of Underlying Managers to develop and implement strategies that achieve their own investment objectives. Shareholders will have no right or power to participate in the management or control of the Fund or the Private Investment Vehicles and will not have an opportunity to evaluate the specific investments made by the Private Investment Vehicles or the Underlying Managers.

BUSINESS AND REGULATORY RISKS. Legal, tax and regulatory changes could occur that may adversely affect the Fund and its investment results, and/or some or all of the Shareholders. Recent economic events have given rise to a political climate that may result in the Investment Adviser and the Fund becoming subject to increased regulatory scrutiny and/or entirely new legal, tax or regulatory regimes both within the United States and in other countries in which the Fund may directly or indirectly invest. The Fund may be adversely affected as a result of new or revised legislation, or regulations imposed by the SEC, CFTC, IRS, Federal Reserve, other U.S. or non-U.S. tax or governmental regulatory authorities or self-regulatory organizations that supervise the financial markets.

The Fund and/or some or all of the Shareholders also may be adversely affected by changes in the interpretation or enforcement of existing laws and rules by these governmental authorities and self-regulatory organizations. It is not possible to determine the extent of the impact of any new or revised laws, regulations or initiatives that may be proposed, or whether any of the proposals will become law. Compliance with any new laws or regulations could be more difficult and expensive, and may have a material adverse effect on the Fund and/or some or all of the Shareholders.

9

The regulation of alternative investment management companies and investment funds (including private equity funds and hedge funds) is evolving, and changes in the regulation of alternative investment management companies and investment funds may adversely affect the ability of the Fund to pursue its investment objective. In addition, from time to time the market for private equity transactions has been adversely affected by regulatory pressures on providers of financing to reduce or eliminate their exposure to such transactions. It is not possible to determine the extent of the impact of any new laws, regulations or initiatives that may be proposed, or whether any of the proposals will become law and the consequences attendant therewith. Compliance with any new laws or regulations could be more difficult and expensive than compliance with existing regimes, and may affect the manner in which the Fund conducts business. New laws or regulations may also subject the Fund or some or all of its Shareholders to increased taxes or other costs. In addition, the market for private equity transactions has been adversely affected by a decrease in the availability of financing for transactions.

Each prospective investor should be aware that tax laws and regulations are changing on an ongoing basis, and such laws and regulations may be changed with retroactive effect. Moreover, the interpretation and application of tax laws and regulations by certain tax authorities may not be clear, consistent or transparent. Uncertainty in the tax law may require the Fund to accrue potential tax liabilities even in situations where the Fund and/or the Shareholders do not expect to be ultimately subject to such tax liabilities. In that regard, accounting standards and/or related tax reporting obligations may change, giving rise to additional accrual and/or other obligations. Each prospective investor should also be aware that other developments in the tax laws of the United States or other jurisdictions where the Fund invests could have a material effect on the tax consequences to the Shareholders, the Fund and/or the Fund’s direct and indirect subsidiaries discussed in the Prospectus and this SAI and that Shareholders may be required to provide certain additional information to the Fund (which may be provided to the IRS or other taxing authorities) or may be subject to other adverse consequences as a result of such change in tax laws. In the event of any such change in law, each Shareholder is urged to consult its own tax advisors.

MARKET RISK. Market risk is the risk that a particular security, or Shares of the Fund in general, may fall in value. Securities are subject to market fluctuations caused by such factors as economic, political, regulatory or market developments, changes in interest rates and perceived trends in securities prices. Shares of the Fund could decline in value or underperform other investments due to short-term market movements or any longer periods during more prolonged market downturns. In addition, local, regional or global events such as war, acts of terrorism, spread of infectious diseases or other public health issues, recessions, natural disasters or other events could have a significant negative impact on the Fund and its investments. Such events may affect certain geographic regions, countries, sectors and industries more significantly than others. Such events could adversely affect the prices and liquidity of the Fund’s portfolio securities or other instruments and could result in disruptions in the trading markets. Any of such circumstances could have a materially negative impact on the value of the Fund’s Shares and result in increased market volatility. During any such events, the Fund’s Shares may trade at increased premiums or discounts to their net asset value and the bid/ask spread on the Fund’s Shares may widen.

Health crises caused by the outbreak of infectious diseases or other public health issues may exacerbate other pre-existing political, social, economic, market and financial risks. The impact of any such events could negatively affect the global economy, as well as the economies of individual countries or regions, the financial performance of individual companies, sectors and industries, and the markets in general in significant and unforeseen ways. Any such impact could adversely affect the prices and liquidity of the securities and other instruments in which the Fund invests and negatively impact the Fund’s investment return.

In addition, the operations of the Fund, the Investment Adviser and the Fund’s other service providers may be significantly impacted, or even temporarily or permanently halted, as a result of government quarantine measures, voluntary and precautionary restrictions on travel or meetings and other factors related to a public health emergency, including its potential adverse impact on the health of any such entity’s personnel.

PAYMENT IN-KIND FOR REPURCHASED SHARES. The Fund does not expect to, but has the right to, distribute securities as payment for repurchased Shares except in unusual circumstances, such as in the unlikely event that making a cash payment would result in a material adverse effect on the Fund or on Shareholders not requesting that their Shares be repurchased, or that the Fund has received distributions consisting of securities of Private Investment Vehicles or securities from such Private Investment Vehicles that are transferable to the Shareholders. In the event that the Fund makes such a distribution of securities as payment for Shares, Shareholders will bear any risks of the distributed securities and may be required to pay a brokerage commission or other costs in order to dispose of such securities.

RELIANCE ON KEY PERSONNEL. The Fund’s ability to pursue its investment strategy is dependent upon the Investment Adviser. If one or more key individuals leaves the Investment Adviser, the Investment Adviser may not be able to hire qualified replacements, or may require an extended time to do so. This could prevent the Fund from achieving its investment objective. In addition, if one or more key individuals leaves an Underlying Manager to a Private Investment Vehicle in which the Fund invests, the operations and investment performance of such Private Investment Vehicle may be negatively affected, resulting in losses to the Fund.

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PORTFOLIO TURNOVER. The Fund and Private Investment Vehicles’ portfolio turnover rate may vary from year to year. A high portfolio turnover rate (100% or more) increases the Fund or a Private Investment Vehicle’s transaction costs (including brokerage commissions and dealer costs), which would adversely impact the Fund or a Private Investment Vehicle’s performance. Higher portfolio turnover may result in the realization of more short-term capital gains than if the Fund or a Private Investment Vehicle had lower portfolio turnover. The turnover rate will not be a limiting factor, however, if the Investment Adviser considers portfolio changes appropriate.

COMPENSATION ARRANGEMENTS WITH UNDERLYING MANAGERS. Underlying Managers of Private Investment Vehicles may receive compensation based on the performance of their investments. Such compensation arrangements may create an incentive to make investments that are riskier or more speculative than would be the case if such arrangements were not in effect. In addition, because performance-based compensation is calculated on a basis that includes unrealized appreciation of a Private Investment Vehicle’s assets, such performance-based compensation may be greater than if such compensation were based solely on realized gains.

FINANCIAL FAILURE OF INTERMEDIARIES. There is always the possibility that the institutions, including brokerage firms and banks, with which the Private Investment Vehicles do business, or to which securities have been entrusted for custodial purposes, will encounter financial difficulties that may impair their operational capabilities or result in losses to the Fund.

CONTROL POSITIONS. Private Investment Vehicles may take control positions in companies. The exercise of control over a company imposes additional risks of liability for environmental damage, product defects, failure to supervise and other types of liability related to business operations. In addition, the act of taking a control position, or seeking to take such a position, may itself subject a Private Investment Vehicle to litigation by parties interested in blocking it from taking that position. If those liabilities were to arise, or such litigation were to be resolved in a manner adverse to the Private Investment Vehicles, the Private Investment Vehicles likely would suffer losses on their investments. Additionally, should a Private Investment Vehicle obtain such a position, such entity may be required to make filings concerning its holdings with the SEC and it may become subject to other regulatory restrictions that could limit the ability of such Private Investment Vehicle to dispose of its holdings at a preferable time and in a preferable manner. Violations of these regulatory requirements could subject the Private Investment Vehicle to significant liabilities, which could result in losses to the Fund.

INSIDE INFORMATION. From time to time, the Fund or its affiliates may come into possession of material, non-public information concerning an entity in which the Fund has invested or proposes to invest. Possession of that information may limit the ability of the Fund to buy or sell securities of the entity.

ENFORCEABILITY OF CLAIMS AGAINST PRIVATE INVESTMENT VEHICLES. The Fund has no assurances that it will be able to: (1) effect service of process within the U.S. on foreign Private Investment Vehicles; (2) enforce judgments obtained in U.S. courts against foreign Private Investment Vehicles based upon the civil liability provisions of the U.S. federal securities laws; (3) enforce, in an appropriate foreign court, judgments of U.S. courts based upon the civil liability provisions of the U.S. federal securities laws; and (4) bring an original action in an appropriate foreign court to enforce liabilities against a Private Investment Vehicle or other person based upon the U.S. federal securities laws. It is unclear whether Shareholders would ever be able to bring claims directly against the Private Investment Vehicles, domestic or foreign, or whether all such claims must be brought by the Board on behalf of Shareholders.

CYBERSECURITY RISK. The Fund and its service providers may be prone to operational and information security risks resulting from breaches in cyber security. A breach in cyber security refers to both intentional and unintentional events that may cause the Fund to lose proprietary information, suffer data corruption, or lose operational capacity. Breaches in cyber security include, among other behaviors, stealing or corrupting data maintained online or digitally, denial of service attacks on websites, the unauthorized release of confidential information or various other forms of cyber-attacks. The use of artificial intelligence and machine learning could exacerbate these risks or result in cyber security incidents that implicate personal data. Cyber security breaches affecting the Fund, the Investment Adviser, financial intermediaries and other third-party service providers may adversely impact the Fund. For instance, cyber security breaches may interfere with the processing of Shareholder transactions, impact the Fund’s ability to calculate its net asset value, cause the release of private Shareholder information or confidential business information, impede investment activities, subject the Fund to regulatory fines or financial losses and/or cause reputational damage. The Fund may also incur additional costs for cyber security risk management purposes. Similar types of cyber security risks are also present for Private Investment Vehicles and for the issuers of securities in which the Fund or a Private Investment Vehicle may invest, which could result in material adverse consequences for the Private Investment Vehicles or such issuers and may cause the Fund to lose value. The Fund and the Investment Adviser have limited ability to prevent or mitigate cybersecurity incidents affecting third party service providers, and such third-party service providers may have limited indemnification obligations to the Fund or the Investment Adviser. While a Fund’s service providers have established business continuity plans in the event of, and risk management systems to prevent, such cyber incidents, there are inherent limitations in such plans and systems including the possibility that certain risks have not been identified. Furthermore, a Fund cannot control the cyber security plans and systems put in place by its service providers or any other third parties whose operations may affect a Fund or its shareholders.

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BOARD OF TRUSTEES AND OFFICERS

The business operations of the Fund are managed and supervised under the direction of the Board, subject to the laws of the State of Delaware and the Fund’s Declaration of Trust. The Board has overall responsibility for the management and supervision of the business affairs of the Fund on behalf of its Shareholders, including the authority to establish policies regarding the management, conduct and operation of its business. The Board exercises the same powers, authority and responsibilities on behalf of the Fund as are customarily exercised by the board of directors of a registered investment company organized as a corporation. The officers of the Fund conduct and supervise the daily business operations of the Fund.

The members of the Board (each, a “Trustee”) are not required to contribute to the capital of the Fund or to hold Shares. A majority of Trustees of the Board are not “interested persons” (as defined in the Investment Company Act) of the Fund (collectively, the “Independent Trustees”). Any Trustee who is not an Independent Trustee is an interested trustee (“Interested Trustee”).

The identity of Trustees of the Board and officers of the Fund, and their brief biographical information, including their addresses, their year of birth and descriptions of their principal occupations during the past five years are set forth below.

The Trustees serve on the Board for terms of indefinite duration. A Trustee’s position in that capacity will terminate if the Trustee is removed or resigns or, among other events, upon the Trustee’s death, incapacity, retirement or bankruptcy. A Trustee may resign upon written notice to the other Trustees of the Fund, and may be removed either by (i) the vote of at least two-thirds of the Trustees of the Fund not subject to the removal vote or (ii) the vote of Shareholders of the Fund holding not less than two-thirds of the total number of votes eligible to be cast by all Shareholders of the Fund. In the event of any vacancy in the position of a Trustee, the remaining Trustees of the Fund may appoint an individual to serve as a Trustee so long as immediately after the appointment at least two-thirds of the Trustees of the Fund then serving have been elected by the Shareholders of the Fund. The Board may call a meeting of the Fund’s Shareholders to fill any vacancy in the position of a Trustee of the Fund, and must do so if the Trustees who were elected by the Shareholders of the Fund cease to constitute a majority of the Trustees then serving on the Board.

Independent Trustees

Name, Address and Year of Birth	Position(s) Held with the Fund	Length of Time Served*	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex** Overseen BY TRUSTEE	Other Directorships Held by Trustees***
David G. Lee Year of Birth: 1952 c/o UMB Fund Services, Inc. 235 W. Galena St. Milwaukee, WI 53212	Chairman and Trustee	Chairman Since May 2019; Trustee Since Inception	Retired (Since 2012); President and Director, Client Opinions, Inc. (2003 – 2012); Chief Operating Officer, Brandywine Global Investment Management (1998 – 2002).	33	None
Robert Seyferth Year of Birth: 1952 c/o UMB Fund Services, Inc. 235 W. Galena St. Milwaukee, WI 53212	Trustee	Since Inception	Retired (Since 2009); Chief Procurement Officer/Senior Managing Director, Bear Stearns/JP Morgan Chase (1993 – 2009).	33	None
Gary E. Shugrue Year of Birth: 1954 c/o UMB Fund Services, Inc. 235 W. Galena St. Milwaukee, WI 53212	Trustee	Since September 2021	Retired (Since 2023); Managing Director, Veritable LP (investment advisory firm) (2016 – 2023); Founder/ Chief Investment Officer, Ascendant Capital Partners, LP (private equity firm) (2003 – 2018).	33	Trustee, Quaker Investment Trust (1 portfolio) (registered investment company).

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Interested Trustee and Officers

Name, Address and Year of Birth	Position(s) Held with the Fund	Length of Time Served*	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex** Overseen BY TRUSTEE	Other Directorships Held by Trustees***
Terrance P. Gallagher**** Year of Birth: 1958 c/o UMB Fund Services, Inc. 235 W. Galena St. Milwaukee, WI 53212	Trustee	Since June 2020	Retired (Since October 2025); Trustee, Investment Managers Series Trust II (registered investment company) (2013 – Present); Executive Vice President and Trust Platform Director, UMB Fund Services, Inc. (2024 – October 2025); President, Investment Managers Series Trust II (registered investment company) (2013 – April 2025); Executive Vice President and Director of Fund Accounting, Administration and Tax, UMB Fund Services, Inc. (2007 – 2023).	33	Trustee, Investment Managers Series Trust II (262 portfolios) (registered investment company).
Michael Peck Year of Birth: 1980 c/o UMB Fund Services, Inc. 235 W. Galena St. Milwaukee, WI 53212	President	Since Inception

Chief Executive

Officer and Co-CIO,

First Trust Capital

Management L.P.

(formerly, Vivaldi

Asset Management,

LLC) (2012 – Present);

President and Co-CIO, Vivaldi Capital Management LP (2012 – 2024); Portfolio Manager, Coe Capital Management (2010 – 2012); Senior Financial

Analyst and Risk

Manager, the Bond

Companies

(2006 – 2008).

				N/A	N/A

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Name, Address and Year of Birth	Position(s) Held with the Fund	Length of Time Served*	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex** Overseen BY TRUSTEE	Other Directorships Held by Trustees***
Chad Eisenberg Year of Birth: 1982 c/o UMB Fund Services, Inc. 235 W. Galena St. Milwaukee, WI 53212	Treasurer	Since Inception

Chief Operating

Officer, First Trust

Capital

Management L.P.

(formerly, Vivaldi

Asset Management,

LLC) (2012 – Present); Chief Operating Officer, Vivaldi Capital

Management LP

(2012 – 2024);

Director, Coe Capital Management LLC

(2010 – 2011).

				N/A	N/A
Bernadette Murphy Year of Birth: 1964 c/o UMB Fund Services, Inc. 235 W. Galena St. Milwaukee, WI 53212	Chief Compliance Officer	Since 2021	Director, Vigilant Compliance, LLC (investment management solutions firm) (2018 – Present).	N/A	N/A
Ann Maurer Year of Birth: 1972 c/o UMB Fund Services, Inc. 235 W. Galena St. Milwaukee, WI 53212	Secretary	Since September 2018

Senior Vice

President,

Registered Funds

Product Manager

(August 2025 –

Present), Senior

Vice President, Client Services

(2017 – 2025), Vice President, Senior Client Service Manager

(2013 – 2017),

Assistant Vice

President, Client

Relations Manager

(2002 – 2013), UMB Fund Services, Inc.

				N/A	N/A

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* Trustees serve on the Board for terms of indefinite duration. A Trustee’s position in that capacity will terminate if the Trustee is removed or resigns or, among other events, upon the Trustee’s death, incapacity or retirement. Officers hold office until their successors are chosen and qualified and serve at the pleasure of the Trustees.

** As of March 31, 2026, the fund complex consists of the AFA Asset Based Lending Fund, Agility Multi-Asset Income Fund, Aspiriant Capital Appreciation Fund, Aspiriant Real Assets Fund, Destiny Alternative Fund, Felicitas Private Markets Fund, Felicitas Income Fund, First Trust Alternative Opportunities Fund, First Trust Enhanced Private Credit Fund, First Trust Hedged Strategies Fund, First Trust Private Assets Fund, First Trust Private Credit Fund, First Trust Real Assets Fund, FT Vest Hedged Equity Income Fund: Series A2, FT Vest Hedged Equity Income Fund: Series A3, FT Vest Hedged Equity Income Fund: Series A4, FT Vest Hedged Equity Income Fund: Series B1, FT Vest Hedged Equity Income Fund: Series B2, FT Vest Hedged Equity Income Fund: Series B3, FT Vest Rising Dividend Achievers Total Return Fund, FT Vest Total Return Income Fund: Series A1, FT Vest Total Return Income Fund: Series A2, FT Vest Total Return Income Fund: Series A3, FT Vest Total Return Income Fund: Series A4, FT Vest Total Return Income Fund: Series B1, FT Vest Total Return Income Fund: Series B2, FT Vest Total Return Income Fund: Series B3, FT Vest Total Return Income Fund: Series B4, Infinity Core Alternative Fund, Pender Real Estate Credit Fund, Variant Alternative Income Fund, Variant Alternative Lending Fund and Variant Impact Fund.

*** As of March 31, 2026.

**** Mr. Gallagher is deemed to be an interested person of the Fund because of his affiliation with the Fund’s administrator, UMBFS.

The Board believes that each of the Trustees’ experience, qualifications, attributes and skills on an individual basis and in combination with those of the other Trustees lead to the conclusion that each Trustee should serve in such capacity. Among the attributes common to all Trustees is the ability to review critically, evaluate, question and discuss information provided to them, to interact effectively with the other Trustees, the Investment Adviser, the Fund’s other service providers, counsel and the independent registered public accounting firm, and to exercise effective business judgment in the performance of their duties as Trustees. A Trustee’s ability to perform his or her duties effectively may have been attained through the Trustee’s business, consulting, and public service; experience as a board member of non-profit entities or other organizations; education or professional training; and/or other life experiences. In addition to these shared characteristics, set forth below is a brief discussion of the specific experience, qualifications, attributes or skills of each Trustee.

David G. Lee. Mr. Lee has been a Trustee since the Fund’s inception. He has more than 32 years of experience in the financial services industry.

Robert Seyferth. Mr. Seyferth has been a Trustee since the Fund’s inception. Mr. Seyferth has more than 37 years of business and accounting experience.

Terrance P. Gallagher. Mr. Gallagher has been a Trustee since the Fund’s inception. Mr. Gallagher has more than 46 years of experience in the financial services industry.

Gary E. Shugrue. Mr. Shugrue has been a Trustee since the Fund’s inception. Mr. Shugrue has more than 37 years of experience in the financial services industry.

Specific details regarding each Trustee’s principal occupations during the past five years are included in the table above.

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Leadership Structure and Oversight Responsibilities

Overall responsibility for oversight of the Fund rests with the Board. The Fund has engaged the Investment Adviser to manage the Fund on a day-to-day basis. The Board is responsible for overseeing the Investment Adviser and other service providers in the operations of the Fund in accordance with the provisions of the Investment Company Act, applicable provisions of state and other laws and the Fund’s Declaration of Trust. The Board is currently composed of four members, three of whom are Independent Trustees. The Board will meet in person at regularly scheduled meetings four times each year. In addition, the Board may hold special in-person or telephonic meetings or informal conference calls to discuss specific matters that may arise or require action between regular meetings. The Independent Trustees have also engaged independent legal counsel to assist them in performing their oversight responsibility. The Independent Trustees will meet with their independent legal counsel in person prior to and during each quarterly in-person board meeting. As described below, the Board has established an Audit Committee and a Nominating Committee, and may establish ad hoc committees or working groups from time to time to assist the Board in fulfilling its oversight responsibilities.

The Board has appointed David Lee, an Independent Trustee, to serve in the role of Chairman. The Chairman’s role is to preside at all meetings of the Board and to act as liaison with the Investment Adviser, other service providers, counsel and other Trustees generally between meetings. The Chairman serves as a key point person for dealings between management and the Trustees. The Chairman may also perform such other functions as may be delegated by the Board from time to time. The Board has determined that the Board’s leadership structure is appropriate because it allows the Board to exercise informed and independent judgment over matters under its purview and it allocates areas of responsibility among committees of Trustees and the full Board in a manner that enhances effective oversight.

The Fund is subject to a number of risks, including investment, compliance, operational and valuation risks, among others. Risk oversight forms part of the Board’s general oversight of the Fund and is addressed as part of various Board and committee activities. Day-to-day risk management functions are subsumed within the responsibilities of the Investment Adviser and other service providers (depending on the nature of the risk), which carry out the Fund’s investment management and business affairs. The Investment Adviser and other service providers employ a variety of processes, procedures and controls to identify various events or circumstances that give rise to risks, to lessen the probability of their occurrence and/or to mitigate the effects of such events or circumstances if they do occur. Each of the Investment Adviser and other service providers has its own independent interests in risk management, and their policies and methods of risk management will depend on their functions and business models. The Board recognizes that it is not possible to identify all of the risks that may affect the Fund or to develop processes and controls to eliminate or mitigate their occurrence or effects. The Board will require senior officers of the Fund, including the President, Treasurer and Chief Compliance Officer (“CCO”) and the Investment Adviser, to report to the full Board on a variety of matters at regular and special meetings of the Board, including matters relating to risk management. The Board and the Audit Committee also receive regular reports from the Fund’s independent registered public accounting firm on internal control and financial reporting matters. The Board also receives reports from certain of the Fund’s other primary service providers on a periodic or regular basis, including the Fund’s custodian, distributor and administrator. The Board may, at any time and in its discretion, change the manner in which it conducts risk oversight.

Committees of the Board of Trustees

Audit Committee

The Board has formed an Audit Committee that is responsible for overseeing the Fund’s accounting and financial reporting policies and practices, its internal controls, and, as appropriate, the internal controls of certain service providers; overseeing the quality and objectivity of the Fund’s financial statements and the independent audit of those financial statements; and acting as a liaison between the Fund’s independent auditors and the full Board. In performing its responsibilities, the Audit Committee will select and recommend annually to the entire Board a firm of independent certified public accountants to audit the books and records of the Fund for the ensuing year, and will review with the firm the scope and results of each audit. The Audit Committee currently consists of each of the Fund’s Independent Trustees. The Audit Committee held two meetings during the last fiscal year.

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Nominating Committee

The Board has formed a Nominating Committee that is responsible for selecting and nominating persons to serve as Trustees of the Fund. The Nominating Committee is responsible for both nominating candidates to be appointed by the Board to fill vacancies and for nominating candidates to be presented to Shareholders for election. In performing its responsibilities, the Nominating Committee will consider candidates recommended by management of the Fund and by Shareholders and evaluate them both in a similar manner, as long as the recommendation submitted by a Shareholder includes at a minimum: the name, address and telephone number of the recommending Shareholder and information concerning the Shareholder’s interests in the Fund in sufficient detail to establish that the Shareholder held Shares on the relevant record date; and the name, address and telephone number of the recommended nominee and information concerning the recommended nominee’s education, professional experience, and other information that might assist the Nominating Committee in evaluating the recommended nominee’s qualifications to serve as a trustee. The Nominating Committee may solicit candidates to serve as trustees from any source it deems appropriate. With the Board’s prior approval, the Nominating Committee may employ and compensate counsel, consultants or advisers to assist it in discharging its responsibilities. The Nominating Committee currently consists of each of the Fund’s Independent Trustees. The Nominating Committee did not hold any meetings during the last fiscal year.

Trustee and Officer Ownership of Securities

As of December 31, 2025, none of the Trustees owned Shares of the Fund.

As of July 1, 2026, the Trustees and officers of the Fund as a group owned less than one percent of the outstanding Shares of the Fund.

Independent Trustee Ownership of Securities

As of December 31, 2025, none of the Independent Trustees (or their immediate family members) owned beneficially or of record securities of the Investment Adviser, or of an entity (other than a registered investment company) controlling, controlled by or under common control with the Investment Adviser.

Trustee Compensation

In consideration of the services rendered by the Independent Trustees, the Fund pays each Independent Trustee an annual retainer of $16,000 per fiscal year, as well as (i) $2,500 for each Audit Committee meeting attended; (ii) $3,000 per each special Board meeting attended; and (iii) $1,500 per each special non-Board meeting attended. Trustees who are interested persons will be compensated by the Fund’s administrator and/or its affiliates and will not be separately compensated by the Fund.

During the fiscal year ended March 31, 2026, the Fund compensated the Trustees as follows:

Name of Trustee	Aggregate Compensation from the Fund	Total Compensation from the Fund and Fund Complex(1)
Independent Trustees:
David G. Lee	$21,333	$470,375
Robert Seyferth	$21,333	$480,375
Gary E. Shugrue	$21,333	$470,375
Interested Trustee:
Terrance P. Gallagher(2)	None	None

(1) The fund complex consisted of 33 funds as of March 31, 2026.

(2) Mr. Gallagher is deemed an interested person of the Fund because of his affiliation with the Fund's Administrator.

CODES OF ETHICS

The Fund, the Investment Adviser and the Distributor have each adopted a code of ethics pursuant to Rule 17j-1 of the Investment Company Act, which is designed to prevent affiliated persons of the Fund, the Investment Adviser and the Distributor from engaging in deceptive, manipulative, or fraudulent activities in connection with securities held or to be acquired by the Fund. The codes of ethics permit persons subject to them to invest in securities, including securities that may be held or purchased by the Fund, subject to a number of restrictions and controls. Compliance with the codes of ethics is carefully monitored and enforced.

The codes of ethics are included as exhibits to the Fund’s registration statement filed with the SEC and are available on the EDGAR database on the SEC’s website at https://www.sec.gov.

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INVESTMENT MANAGEMENT AND OTHER SERVICES

The Investment Adviser

First Trust Capital Management L.P. serves as the investment adviser to the Fund. The Investment Adviser is an investment adviser registered with the SEC under the Investment Advisers Act of 1940, as amended. Subject to the general supervision of the Board, and in accordance with the investment objective, policies, and restrictions of the Fund, the Investment Adviser is responsible for the management and operation of the Fund and the investment of the Fund’s assets. The Investment Adviser provides such services to the Fund pursuant to the Investment Management Agreement (the “Investment Management Agreement”).

The Investment Management Agreement became effective as of May 31, 2023, and continued in effect for an initial two-year term. Thereafter, the Investment Management Agreement is continuing in effect from year to year provided such continuance is specifically approved at least annually by (i) the vote of a majority of the outstanding voting securities of the Fund or a majority of the Board, and (ii) the vote of a majority of the Independent Trustees of the Fund, cast in person at a meeting called for the purpose of voting on such approval. A discussion regarding the basis for the Board’s approval of the continuation of the Investment Management Agreement is available in the Fund’s annual report to Shareholders for the period ended March 31, 2026.

Pursuant to the Investment Management Agreement, the Fund pays the Investment Adviser a monthly investment management fee (“Investment Management Fee”) equal to 1.05% on an annualized basis of the Fund’s average daily net assets during the month, subject to certain adjustments. The Investment Management Fee will be paid to the Investment Adviser before giving effect to any repurchase of Shares in the Fund effective as of that date, and will decrease the net profits or increase the net losses of the Fund that are credited to its Shareholders. NAV means the total value of all assets of the Fund, less an amount equal to all accrued debts, liabilities and obligations of the Fund; provided that for purposes of determining the Investment Management Fee payable to the Investment Adviser for any month, NAV will be calculated prior to any reduction for any fees and expenses of the Fund for that month, including, without limitation, the Investment Management Fee payable to the Investment Adviser for that month.

The Investment Adviser has entered into an expense limitation and reimbursement agreement (the “Expense Limitation and Reimbursement Agreement”) with the Fund, whereby the Investment Adviser has agreed to waive fees that it would otherwise have been paid, and/or to assume expenses of the Fund (a “Waiver”), if required to ensure the Total Annual Expenses (excluding any taxes, leverage interest, brokerage commissions, dividend and interest expenses on short sales, acquired fund fees and expenses, expenses incurred in connection with any merger or reorganization, and extraordinary expenses, such as litigation expenses) do not exceed 2.45% and 1.70% of the average daily net assets of Class A Shares and Class I Shares, respectively (the “Expense Limit”). The Expense Limitation and Reimbursement Agreement may not be terminated by the Fund or the Investment Adviser before May 31, 2027. After this date, the Expense Limitation and Reimbursement Agreement may be terminated by the Fund or the Investment Adviser upon 30 days’ written notice. Unless it is terminated, the Expense Limitation and Reimbursement Agreement automatically renews from year to year. For a period not to exceed three years from the date on which a Waiver is made, the Investment Adviser may recoup amounts waived or assumed, provided it is able to effect such repayment and remain in compliance with the Expense Limit in effect at the time of such repayment. For the fiscal year ended March 31, 2026, the Investment Adviser waived fees of $387,715. At March 31, 2026, $1,567,362 is subject for recoupment through March 31, 2029.

For the fiscal period from July 3, 2023 (commencement of operations) to March 31, 2024, the Fund paid the Investment Adviser management fees (after waivers and reimbursements) and the Investment Adviser waived management fees and reimbursed expenses, as follows:

	Management Fees	Waivers	Reimbursements	Management Fees Paid (After Waivers and Reimbursements)
Investment Adviser	$340,971	$(340,971)	$--	$--

For the fiscal year ended March 31, 2025, the Fund paid the Investment Adviser management fees (after waivers and reimbursements) and the Investment Adviser waived management fees and reimbursed expenses, as follows:

	Management Fees	Waivers	Reimbursements	Management Fees Paid (After Waivers and Reimbursements)
Investment Adviser	$558,463	$(513,982)	$--	$44,481

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For the fiscal year ended March 31, 2026, the Fund paid the Investment Adviser management fees (after waivers and reimbursements) and the Investment Adviser waived management fees and reimbursed expenses, as follows:

	Management Fees	Waivers	Reimbursements	Management Fees Paid (After Waivers and Reimbursements)
Investment Adviser	$629,560	$(387,715)	$--	$241,845

The Portfolio Managers

The personnel of the Investment Adviser who will have primary responsibility for the day-to-day management of the Fund’s portfolio (the “Portfolio Managers”) are Michael Peck and Brian Murphy.

Other Accounts Managed by the Portfolio Managers(1)

	Type of Accounts	Total # of Accounts Managed	Total Assets ($mm)	# of Accounts Managed for which Advisory Fee is Based on Performance	Total Assets for which Advisory Fee is Based on Performance ($mm)
1. Michael Peck	Registered Investment Companies:	8	$5,446	2	$152
	Other Pooled Investment Vehicles:	15	$609	11	$524
	Other Accounts:	0	$0	0	$0
2. Brian Murphy	Registered Investment Companies:	8	$5,446	2	$152
	Other Pooled Investment Vehicles:	22	$667	11	$524
	Other Accounts:	0	$0	0	$0

(1) As of March 31, 2026

Conflicts of Interest

The Investment Advisers and Portfolio Managers may manage multiple funds and/or other accounts, and as a result may be presented with one or more of the following actual or potential conflicts:

The management of multiple funds and/or other accounts may result in the Investment Adviser or a Portfolio Manager devoting unequal time and attention to the management of each fund and/or other account. The Investment Adviser seeks to manage such competing interests for the time and attention of a Portfolio Manager by having the Portfolio Manager focus on a particular investment discipline. Most other accounts managed by a Portfolio Manager are managed using the same investment models that are used in connection with the management of the Fund.

If the Investment Adviser or a Portfolio Manager identifies a limited investment opportunity which may be suitable for more than one fund or other account, a fund may not be able to take full advantage of that opportunity due to an allocation of filled purchase or sale orders across all eligible funds and other accounts. To deal with these situations, the Investment Adviser has adopted procedures for allocating portfolio transactions across multiple accounts.

The Investment Adviser has adopted certain compliance procedures which are designed to address these types of conflicts. However, there is no guarantee that such procedures will detect each and every situation in which a conflict arises.

Compensation of the Portfolio Managers

Mr. Peck and Mr. Murphy receive base salaries and bonuses, neither of which is based on performance, and are eligible to avail themselves of life insurance, medical and dental benefits offered to all employees of the Investment Adviser and to participate in the Investment Adviser’s 401(k) plan. In addition, they are members of VFT Holdings LP and receive compensation based on the overall profitability of the firm and its affiliates.

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Portfolio Managers’ Ownership of Shares

Name of Portfolio Manager:	Dollar Range of Shares Beneficially Owned by Portfolio Manager(1):
Michael Peck	Over $100,000
Brian Murphy	$0 - $10,000

(1) As of March 31, 2026.

BROKERAGE

It is the policy of the Fund to obtain the best results in connection with effecting its portfolio transactions taking into account factors such as price, size of order, difficulty of execution and operational facilities of a brokerage firm and the firm’s risk in positioning a block of securities. In most instances, the Fund will purchase interests in a Private Investment Vehicle directly from the Private Investment Vehicle, and such purchases by the Fund may be, but are generally not, subject to transaction expenses. Nevertheless, the Fund anticipates that some of its portfolio transactions (including investments in Private Investment Vehicles) may be subject to expenses. The Private Investment Vehicles incur transaction expenses in the management of their portfolios, which will decrease the value of the Fund’s investment in the Private Investment Vehicles. Each Private Investment Vehicle is responsible for placing orders for the execution of its portfolio transactions and for the allocation of its brokerage. The Investment Adviser will have no direct or indirect control over the brokerage or portfolio trading policies employed by the Underlying Managers.

During the fiscal period from July 3, 2023 (commencement of operations) to March 31, 2024, the Fund paid no brokerage commissions. During the fiscal years ended March 31, 2025 and March 31, 2026, the Fund paid no brokerage commissions.

TAXES

The following summarizes certain additional tax considerations generally affecting the Fund and Shareholders that are not described in the Prospectus. No attempt is made to present a detailed explanation of the tax treatment of the Fund or its Shareholders, and the discussions here and in the Prospectus are not intended as a substitute for careful tax planning. Potential investors should consult their tax advisers with specific reference to their own tax situations.

The discussions of the federal tax consequences in the Prospectus and this SAI are based on the Internal Revenue Code (the “Code”) and the regulations issued under it, and court decisions and administrative interpretations, as in effect on the date of this SAI. Future legislative or administrative changes or court decisions may significantly alter the statements included herein, and any such changes or decisions may be retroactive.

General

The Fund intends to qualify as a regulated investment company (“RIC”) under the Code. As a RIC, the Fund will generally not be subject to federal corporate income taxes, provided that it distributes out to Shareholders its taxable income and gain each year. To qualify for treatment as a RIC, the Fund must meet three important tests each year.

First, the Fund must derive with respect to each taxable year at least 90% of its gross income from dividends, interest, certain payments with respect to securities loans, gains from the sale or other disposition of stock or securities or foreign currencies, other income derived with respect to its business of investing in stock, securities or currencies, or net income derived from interests in qualified publicly traded partnerships.

Second, generally, at the close of each quarter of its taxable year, at least 50% of the value of the Fund’s assets must consist of cash and cash items, U.S. Government securities, securities of other RICs, and securities of other issuers (as to which the Fund has not invested more than 5% of the value of its total assets in securities of the issuer and as to which the Fund does not hold more than 10% of the outstanding voting securities of the issuer), and no more than 25% of the value of the Fund’s total assets may be invested in the securities of (1) any one issuer (other than U.S. Government securities and securities of other RICs), (2) two or more issuers that the Fund controls and which are engaged in the same or similar trades or businesses, or (3) one or more qualified publicly traded partnerships.

Third, the Fund must distribute an amount equal to at least the sum of 90% of its investment company taxable income (net investment income and the excess of net short-term capital gain over net long-term capital loss) and 90% of its tax-exempt income, if any, for the year.

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The Fund intends to comply with this distribution requirement. If the Fund were to fail to make sufficient distributions, it could be liable for corporate income tax and for excise tax in respect of the shortfall or, if the shortfall is large enough, the Fund could be disqualified as a RIC. If for any taxable year the Fund were not to qualify as a RIC, all its taxable income would be subject to tax at regular corporate rates without any deduction for distributions to Shareholders. In that event, taxable Shareholders would recognize dividend income on distributions to the extent of the Fund’s current and accumulated earnings and profits, although Shareholders that are corporations could be eligible for the dividends-received deduction.

The Code imposes a nondeductible 4% excise tax on RICs that fail to distribute each year an amount equal to specified percentages of their ordinary taxable income and capital gain net income (excess of capital gains over capital losses). The Fund intends to make sufficient distributions or deemed distributions each year to avoid liability for this excise tax.

The Fund may be required to liquidate positions in order to fund the repurchase of shares. The Fund will seek to manage its ability to meet the RIC requirements in light of any asset liquidations necessary to repurchase shares. However, in some circumstances, repurchases could impact the Fund’s ability to meet the above-described requirements. For example, amounts used to repurchase shares are unavailable for the Fund to use to meet its distribution requirements, or the disposition of Fund assets may affect its ability to continue to meet the asset diversification test described above.

The Fund will own interests in entities that are classified as partnerships for federal income tax purposes. As a partner in a partnership, the Fund will be required to recognize its allocable share of taxable income, if any, from the partnership, whether or not such income is actually distributed from the partnership to the Fund. Accordingly, the Fund may need to borrow money or dispose of its interests in Private Investment Vehicles to make the required distributions. Additionally, the Fund may receive an allocation of items of income or deduction that are tax preferences or adjustments to income for alternative minimum tax purposes which will be passed through to Fund’s shareholders. The character of the income recognized by the partnership flows through to the Fund including for purposes of determining whether at least 90% of the income of the Fund is qualifying income. Accordingly, if a partnership derives income other than qualifying income, such income will not count toward meeting the 90% requirement. To the extent that income expected to be received from a partnership may not be qualifying income or a partnership’s underlying assets may prevent the Fund from meeting the asset diversification requirements, the Fund will limit its investments in partnerships.

Certain of the Fund’s investments will require the Fund to recognize taxable income in a taxable year in excess of the cash generated on those investments during that year. Additionally, some of the CLOs in which the Fund invests may constitute passive foreign investment companies, or under certain circumstances, controlled foreign corporations. Because the Fund may be required to recognize income in respect of these investments before, or without receiving, cash representing such income, the Fund may have difficulty satisfying the annual distribution requirements applicable to RICs and avoiding Fund-level U.S. federal income and/or excise taxes. Accordingly, the Fund may be required to sell assets, including at potentially disadvantageous times or prices, raise additional debt or equity capital, make taxable distributions of its shares or debt securities, or reduce new investments, to obtain the cash needed to make these income distributions. If the Fund liquidates assets to raise cash, the Fund may realize gain or loss on such liquidations; in the event the Fund realizes net capital gains from such liquidation transactions, the Fund shareholders may receive larger capital gain distributions than they would in the absence of such transactions.

The Fund may invest a portion of its net assets in below investment grade instruments. Investments in these types of instruments may present special tax issues for the Fund. U.S. federal income tax rules are not entirely clear about issues such as when the Fund may cease to accrue interest, or market discount, when and to what extent deductions may be taken for bad debts or worthless instruments, how payments received on obligations in default should be allocated between principal and income and whether exchanges of debt obligations in a bankruptcy or workout context are taxable. These and other issues will be addressed by the Fund to the extent necessary to seek to distribute sufficient income that it does not become subject to U.S. federal income or excise tax.

State and Local Taxes

Although the Fund expects to qualify as a RIC and to be relieved of all or substantially all federal income taxes, depending upon the extent of its activities in states and localities in which its offices are maintained, in which its agents or independent contractors are located or in which it is otherwise deemed to be conducting business, the Fund may be subject to the tax laws of such states or localities.

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INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM; LEGAL COUNSEL

Ernst & Young LLP, located at principal business address 155 North Wacker Drive, Chicago, IL 60606, serves as the Fund’s independent registered public accounting firm, providing audit services.

Faegre Drinker Biddle & Reath LLP, One Logan Square, Suite 2000, Philadelphia, PA 19103-6996, serves as counsel to the Fund and the Independent Trustees.

ADMINISTRATOR

The Fund has contracted with UMB Fund Services, Inc. (the “Administrator”) to provide it with certain administrative and accounting services. The Fund paid the following accounting and administration fees for the periods indicated:

Accounting and Administration fees
March 31, 2026	$63,051
March 31, 2025	$53,188
July 3, 2023 to March 31, 2024*	$34,118

*The Fund commenced operations on July 3, 2023.

CUSTODIAN

UMB Bank, n.a. (the “Custodian”), serves as the primary custodian of the assets of the Fund, and may maintain custody of such assets with U.S. and non-U.S. subcustodians (which may be banks, trust companies, securities depositories and clearing agencies) in accordance with the requirements of Section 17(f) of the Investment Company Act. Assets of the Fund are not held by the Investment Adviser, or commingled with the assets of other accounts other than to the extent that securities are held in the name of the Custodian or U.S. or non-U.S. subcustodians in a securities depository, clearing agency or omnibus customer account of such custodian. The Custodian’s principal business address is 1010 Grand Blvd., Kansas City, MO 64106. The Custodian is an affiliate of UMB Fund Services, Inc., which serves as the Fund’s administrator.

DISTRIBUTOR

First Trust Portfolios L.P. (“Distributor” or “FT Portfolios”) is the distributor of Shares and is located at 120 E. Liberty Drive, Suite 400, Wheaton, Illinois 60187. The Distributor is a registered broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. Pursuant to the Distribution Agreement, the Distributor acts as the agent of the Fund in connection with the continuous offering of Shares of the Fund. The Distributor continually distributes Shares of the Fund on a commercially reasonable efforts basis. The Distributor has no obligation to sell any specific quantity of Shares. The Distributor and its officers have no role in determining (i) the investment policies of the Fund, (ii) which securities are to be purchased or sold by the Fund, or (iii) the valuation of the Fund’s assets and liabilities. The Distributor is affiliated with the Investment Adviser.

ADDITIONAL PAYMENT TO FINANCIAL INTERMEDIARIES

FT Portfolios or its affiliates may from time to time make payments, out of their own resources, to certain financial intermediaries that sell shares of the Fund and other products for which FT Portfolios serves as Distributor (collectively, “FT Portfolios Funds”) to promote the sales and retention of FT Portfolios Fund shares by those firms and their customers. The amounts of these payments vary by intermediary. The level of payments that FT Portfolios or an affiliate is willing to provide to a particular intermediary may be affected by, among other factors, (i) the firm’s total assets or FT Portfolios Fund shares held in and recent net investments into FT Portfolios Funds, (ii) the value of the assets invested in the FT Portfolios Funds by the intermediary’s customers, (iii) redemption rates, (iv) its ability to attract and retain assets, (v) the intermediary’s reputation in the industry, (vi) the level and/or type of marketing assistance and educational activities provided by the intermediary, (vii) the firm’s level of participation in FT Portfolios Funds’ sales and marketing programs, (viii) the firm’s compensation program for its registered representatives who sell FT Portfolios Fund shares and provide services to FT Portfolios Fund shareholders, and (ix) the asset class of the FT Portfolios Funds for which these payments are provided. Such payments are generally asset-based but also may include the payment of a lump sum.

FT Portfolios and/or its affiliates may also make payments to certain intermediaries for certain administrative services and shareholder processing services, including record keeping and sub-accounting of shareholder accounts pursuant to a sub-transfer agency, omnibus account service or sub-accounting agreement. All fees payable by FT Portfolios or an affiliate under this category of services may be charged back to the FT Portfolios Fund, subject to approval by the Board.

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FT Portfolios and/or its affiliates may make payments, out of its own assets, to those firms as compensation and/or reimbursement for marketing support and/or program servicing to selected intermediaries that are registered as holders or dealers of record for accounts invested in one or more of the FT Portfolios Funds or that make FT Portfolios Fund shares available through certain selected FT Portfolios Fund no-transaction fee institutional platforms and fee-based wrap programs at certain financial intermediaries. Program servicing payments typically apply to employee benefit plans, such as retirement plans, or fee-based advisory programs but may apply to retail sales and assets in certain situations. The payments are based on such factors as the type and nature of services or support furnished by the intermediary and are generally asset-based. Services for which an intermediary receives marketing support payments may include, but are not limited to, business planning assistance, advertising, educating the intermediary’s personnel about FT Portfolios Funds in connection with shareholder financial planning needs, placement on the intermediary’s preferred or recommended fund list, and access to sales meetings, sales representatives and management representatives of the intermediary. In addition, intermediaries may be compensated for enabling representatives of FT Portfolios and/or its affiliates to participate in and/or present at conferences or seminars, sales or training programs for invited registered representatives and other employees, client and investor events and other events sponsored by the intermediary. Services for which an intermediary receives program servicing payments typically include, but are not limited to, record keeping, reporting or transaction processing and shareholder communications and other account administration services, but may also include services rendered in connection with Fund investment selection and monitoring, employee enrollment and education, plan balance rollover or separation, or other similar services. An intermediary may perform program services itself or may arrange with a third party to perform program services. These payments, if any, are in addition to the service fee and any applicable omnibus sub-accounting fees paid to these firms with respect to these services by the FT Portfolios Funds out of FT Portfolios Fund assets.

From time to time, FT Portfolios and/or its affiliates, at its expense, may provide other compensation to intermediaries that sell or arrange for the sale of shares of the FT Portfolios Funds, which may be in addition to marketing support and program servicing payments described above. For example, FT Portfolios and/or its affiliates may: (i) compensate intermediaries for National Securities Clearing Corporation networking system services (e.g., shareholder communication, account statements, trade confirmations and tax reporting) on an asset-based or per-account basis; (ii) compensate intermediaries for providing FT Portfolios Fund shareholder trading information; (iii) make one-time or periodic payments to reimburse selected intermediaries for items such as ticket charges (i.e., fees that an intermediary charges its representatives for effecting transactions in FT Portfolios Fund shares) or exchange order, operational charges (e.g., fees that an intermediary charges for establishing the FT Portfolios Fund on its trading system), and literature printing and/or distribution costs; (iv) at the direction of a retirement plan’s sponsor, reimburse or pay direct expenses of an employee benefit plan that would otherwise be payable by the plan; and (v) provide payments to broker-dealers to help defray their technology or infrastructure costs.

When not provided for in a marketing support or program servicing agreement, FT Portfolios and/or its affiliates may also pay intermediaries for enabling FT Portfolios and/or its affiliates to participate in and/or present at conferences or seminars, sales or training programs for invited registered representatives and other intermediary employees, client and investor events and other intermediary-sponsored events, and for travel expenses, including lodging incurred by registered representatives and other employees in connection with prospecting, asset retention and due diligence trips. These payments may vary depending upon the nature of the event. FT Portfolios and/or its affiliates make payments for such events as it deems appropriate, subject to its internal guidelines and applicable law.

FT Portfolios and/or its affiliates occasionally sponsor due diligence meetings for registered representatives during which they receive updates on various FT Portfolios Funds and are afforded the opportunity to speak with portfolio managers. Although invitations to these meetings are not conditioned on selling a specific number of shares, those who have shown an interest in FT Portfolios Funds are more likely to be considered. To the extent permitted by their firm’s policies and procedures, all or a portion of registered representatives’ expenses in attending these meetings may be covered by FT Portfolios and/or its affiliates.

The amounts of payments referenced above made by FT Portfolios and/or its affiliates could be significant and may create an incentive for an intermediary or its representatives to recommend or offer shares of the FT Portfolios Funds to its customers. The intermediary may elevate the prominence or profile of the FT Portfolios Funds within the intermediary’s organization by, for example, placing the FT Portfolios Funds on a list of preferred or recommended funds and/or granting FT Portfolios and/or its affiliates preferential or enhanced opportunities to promote the FT Portfolios Funds in various ways within the intermediary’s organization. These payments are made pursuant to negotiated agreements with intermediaries. The payments do not change the price paid by investors for the purchase of a share or the amount the FT Portfolios Fund will receive as proceeds from such sales. Furthermore, many of these payments are not reflected in the fees and expenses listed in the fee table section of the FT Portfolios Fund’s Prospectus because they are not paid by the FT Portfolios Fund. The types of payments described herein are not mutually exclusive, and a single intermediary may receive some or all types of payments as described.

Other compensation may be offered to the extent not prohibited by state laws or any self-regulatory agency, such as FINRA. Investors can ask their intermediaries for information about any payments they receive from FT Portfolios and/or its affiliates and the services it provides for those payments. Investors may wish to take intermediary payment arrangements into account when considering and evaluating any recommendations relating to FT Portfolios Fund shares.

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PROXY VOTING POLICIES AND PROCEDURES

The Board has delegated responsibility for decisions regarding proxy voting for securities held by the Fund to the Investment Adviser. The Investment Adviser will vote such proxies in accordance with its proxy voting policies and procedures. Copies of the Investment Adviser’s proxy policies and procedures are included as Appendix A to this SAI. The Board will periodically review the Fund’s proxy voting record.

The Fund is required to file Form N-PX, with its complete proxy voting record for the twelve months ended June 30, no later than August 31 of each year. The Fund’s Form N-PX filing, once available, will be available: (i) without charge, upon request, by calling the Fund at 1-(877) 779-1999, (ii) by visiting the SEC’s website at www.sec.gov, or (iii) by visiting the Investment Adviser’s website at www.firsttrustcapital.com.

CONTROL PERSONS AND PRINCIPAL SHAREHOLDERS

The following table sets forth the information concerning beneficial and record ownership as of June 30, 2026, of the Fund’s shares by each person who owned of record, or who was known by the Fund to own beneficially, 5% or more of any class of the outstanding voting securities of the Fund’s Class A Shares and Class I Shares. The Fund’s shares are sold through channels including broker-dealer intermediaries that may establish single, omnibus accounts with the Fund’s transfer agent. The beneficial owners of these shares, however, are the individual investors who maintain accounts within these broker-dealer intermediaries.

Class I

Name of Shareholder	Shares Owned	Percentage of Outstanding Shares
Charles Schwab & Co., Inc.[1] 211 Main St. San Francisco, CA 94105	4,566,194	88.65%

Class A

Name of Shareholder	Shares Owned	Percentage of Outstanding Shares
Pershing LLC[1] P.O. Box 2052 Jersey City, NJ 07303	10,621	99.01%

1 The Fund’s shares are sold through channels including broker-dealer intermediaries that may establish single, omnibus accounts with the Fund’s transfer agent. The beneficial owners of these shares, however, are the individual investors who maintain accounts within these broker-dealer intermediaries.

As of June 30, 2026, there were no other record or beneficial owners of 5% or more of the Fund or any Share class.

FINANCIAL STATEMENTS

The Fund’s audited financial statements and financial highlights for the fiscal year ended March 31, 2026 (including the report of Ernst & Young LLP, the Fund’s independent registered public accounting firm) are available in the Fund’s Annual Report and are incorporated by reference into this SAI. No other parts of the Annual Report are incorporated by reference herein. You may obtain the Annual Report free of charge by writing to the Fund, c/o UMB Fund Services, Inc., 235 West Galena Street, Milwaukee, WI 53212, by calling the Fund toll-free at (877) 779-1999 or by following the above hyperlink.

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APPENDIX A — PROXY VOTING POLICIES AND PROCEDURES

First Trust Capital Management L.P.

PROXY POLICY AND PROCEDURE

INTRODUCTION

First Trust Capital Management L.P. (“FTCM”) acts as either the advisor or sub-advisor to a number of registered investment companies, and manager or general partner to a number of non-registered private investment companies (referred to collectively as the “Funds”). In accord with Rule 206(4)-6 of the Investment Advisers Act of 1940, as amended, FTCM has adopted the following policies and procedures to provide information on FTCM’s proxy policy (the “Proxy Policy and Procedure”). These policies and procedures apply only to FTCM. Investment managers engaged as a sub-advisor for at least one of the Funds are required to vote proxies in accord with their own policies and procedures and any applicable management agreements, as agreed upon in the sub-advisory agreement.

GENERAL GUIDELINES

FTCM’s Proxy Policy and Procedure is designed to ensure that proxies are voted in a manner (i) reasonably believed to be in the best interests of the Funds and their shareholders1 and (ii) not affected by any material conflict of interest. FTCM considers shareholders’ best economic interests over the long term (i.e., addresses the common interest of all shareholders over time). Although shareholders may have differing political or social interests or values, their economic interest is generally uniform.

FTCM has adopted voting guidelines to assist in making voting decisions on common issues. The guidelines are designed to address those securities in which the Funds generally invest and may be revised in FTCM’s discretion. Any non-routine matters not addressed by the proxy voting guidelines are addressed on a case-by-case basis, considering all relevant facts and circumstances at the time of the vote, particularly where such matters have a potential for major economic impact on the issuer’s structure or operations. In making voting determinations, FTCM typically will rely on the individual portfolio managers who invest in and track particular companies as they are the most knowledgeable about, and best suited to make decisions regarding, particular proxy matters. In addition, FTCM may conduct research internally and/or use the resources of an independent research consultant. FTCM may also consider other materials such as studies of corporate governance and/or analyses of shareholder and management proposals by a certain sector of companies and may engage in dialogue with an issuer’s management.

FTCM acknowledges its responsibility to identify material conflicts of interest related to voting proxies. FTCM’s employees are required to disclose to the Chief Compliance Officer (“CCO”) any personal conflicts, such as officer or director positions held by them, their spouses or close relatives, in any publicly traded company. Conflicts based on business relationships with FTCM, any affiliate or any person associated with FTCM, will be considered only to the extent that FTCM has actual knowledge of such relationships. FTCM then takes appropriate steps to address identified conflicts. Typically, in those instances when a proxy vote may present a conflict between the interests of the Fund, on the one hand, and FTCM’s interests or the interests of a person affiliated with FTCM on the other, FTCM will abstain from making a voting decision and will document the decision and reasoning for doing so.

1 Actions taken in accord with the best interests of the Funds and their shareholders are those which align most closely with the Funds’ stated investment objectives and strategies.

In some cases, the cost of voting a proxy may outweigh the expected benefits. For example, casting a vote on a foreign security may involve additional costs such as hiring a translator or traveling to the foreign country to vote the security in person. In such situations, FTCM may abstain from voting a proxy if the effect on shareholders’ economic interests or the value of the portfolio holding is indeterminable or insignificant.

In certain cases, securities on loan as part of a securities lending program may not be voted. Nothing in the proxy voting policies shall obligate FTCM to exercise voting rights with respect to a portfolio security if it is prohibited by the terms of the security or by applicable law or otherwise.

FTCM will not discuss with members of the public how they intend to vote on any particular proxy proposal.

SPECIAL CONSIDERATIONS

The registered investment companies are subject to the restrictions of Sections 12(d)(1)(A)(i) and (B)(i) of the Investment Company Act of 1940 (the “Act”). Generally, these provisions require that any fund and any entity controlled by that fund (including ETFs that are registered investment companies) may not (i) own, in the aggregate, more than three percent (3%) of the total outstanding voting securities of any registered open-end or closed-end investment company, including money market funds2; (ii) invest more than 5% of its total net assets in any one investment company; or (iii) invest more than 10% of its total assets in the securities of other investment companies. Section 12(d)(1)(F) of the Act provides that the Section 12(d)(1) limitations do not apply to the securities acquired by a fund if (x) immediately after the purchase or acquisition of not more than 3% of the total outstanding stock of such registered investment company is owned by the fund and all affiliated persons of the fund, and (y) the fund is not proposing to offer or sell any security issued by it through a principal underwriter or otherwise at a public or offering price which includes a sales load of more than one and a half percent (1.5%). In the event that one of Funds relies upon Section 12(d)(1)(F), FTCM, acting on behalf of the Fund, will, when voting with respect to any investment company owned by the Fund, comply with either of the following voting restrictions:

●	Seek instruction from the Fund’s shareholders with regard to the voting of all proxies and vote in accordance with such instructions, or

●	Vote the shares held by the Fund in the same proportion as the vote of all other holders of such security.

●	In addition to Section 12(d)(1)(F), Rule 12d1-4 under the Act states that a registered investment company (“Acquiring Fund”) may purchase or otherwise acquire the securities issued by another registered investment company (the “Acquired Fund”) in excess of the limits of Section 12(d)(1) and an Acquired Fund may sell or otherwise dispose of the securities issued by the Acquiring Fund in excess of the limits of Section 12(d)(1) if certain conditions are met. One of the conditions is that if the Acquiring Fund and its advisory group (as defined by Rule 12d1-4), in aggregate (A) hold more than 25% of the outstanding voting securities of an Acquired Fund that is a registered open-end management investment company or registered unit investment trust as a result of a decrease in the outstanding voting securities of an Acquired Fund, or (B) hold more than 10% of the outstanding voting securities of an Acquired Fund that is a registered closed-end management investment company or business development company, each of those holders will vote its securities in the same proportion as the vote of all other holders of such securities. When relying on Rule 12d1-4, the Fund will comply with such voting restrictions as required by Rule 12d1-4 and any applicable provision in the respective Fund of Funds Agreement with the Acquired Fund.

2 The three percent (3%) limit is measured at the time of investment.

3 Proxy voting in certain countries requires share blocking. Shareholders wishing to vote their proxies must deposit their shares shortly before the meeting date with a designated depositary. During this blocking period, any shares held by the designated depositary cannot be sold until the meeting has taken place and the shares have been returned to FTCM’s custodian banks. FTCM generally opts not to participate in share blocking proxies given these restrictions on their ability to trade.

ISS ProxyEdge

FTCM has a contractual relationship with Institutional Shareholder Services Inc. (“ISS”) through which ISS provides certain proxy management services to FTCM’s portfolio management teams. Specifically, ISS (i) provides access to the ISS ProxyExchange web-based voting and research platform to access vote recommendations, research reports, execute vote instructions and run reports relevant to Subscriber’s proxy voting environment; (ii) implements and maps FTCM’s designated proxy voting policies to applicable accounts and generates vote recommendations based on the application of such policies; and (iii) monitors FTCM’s incoming ballots, performs ballot-to-account reconciliations with FTCM and its third party providers to help ensure that ISS is receiving all ballots for which FTCM has voting rights. As part of our compliance procedures, FTCM’s Compliance Department reviews ISS on a periodic basis. The procedures performed include obtaining and reviewing certain compliance and operational related documents and reviewing a sample of proxies voted during the year to ensure compliance with our proxy voting policies and procedures.

ISS provides two options for how proxy ballots are executed:

1.	Implied Consent: ISS executes ballots on FTCM’s behalf based on policy guidelines chosen at the time FTCM entered into the relationship with ISS.

2.	Mandatory Signoff: ISS is not permitted to mark or process any ballot on FTCM’s behalf without first receiving FTCM’s specific voting instructions via ProxyExchange.

FTCM has opted for Option 1. Implied Consent and in so doing has chosen to allow ISS to vote proxies on its behalf “with management’s recommendations.” FTCM has the option, however, to change its vote from the “with management’s recommendations” default at any point prior to the voting deadline if the portfolio managers following the subject company determine it is in the best interests of the Funds and their shareholders to do so. In those instances when the subject company’s management has not provided a voting recommendation, FTCM will either vote based on its own determination of what would align most closely with the best interests of the Funds and their shareholders or will opt to allow ISS to submit an “abstain” vote on its behalf. In addition, in those limited instances when share blocking3 may apply, FTCM has instructed ISS not to cast a vote on FTCM’s behalf unless FTCM provides specific instructions via ProxyExchange.

FUND OF FUNDS-SPECIFIC POLICIES AND PROCEDURES

Several of the Funds are “Fund of Funds” that invest primarily in general or limited partnerships or other private investment vehicles (collectively, “Private Investment Vehicles”). While it is unlikely that the Fund of Funds will receive notices or proxies from Private Investment Vehicles, to the extent that the Fund of Funds do receive such notices or proxies and the Fund of Funds have voting interests in such Private Investment Vehicles, the responsibility for decisions regarding proxy voting for securities held by the Fund of Funds lies with FTCM as their advisor. FTCM will vote such proxies in accordance with the proxy policies and procedures noted above.

REGISTERED INVESTMENT COMPANIES-SPECIFIC POLICIES AND PROCEDURES

Each Fund that is registered under the Act is required to file Form N-PX annually, with its complete proxy voting record for the twelve (12) months ended June 30th, no later than August 31st of each year. The Fund’s Form N-PX filing is available (i) without charge, upon request, from the Fund’s administrator or (ii) by visiting the SEC’s website at www.sec.gov.

APPENDIX B — RATINGS OF INVESTMENTS DESCRIPTION OF SECURITIES RATINGS

Short-Term Credit Ratings

An S&P Global Ratings short-term issue credit rating is generally assigned to those obligations considered short-term in the relevant market. The following summarizes the rating categories used by S&P Global Ratings for short-term issues:

“A-1” – A short-term obligation rated “A-1” is rated in the highest category by S&P Global Ratings. The obligor’s capacity to meet its financial commitments on the obligation is strong. Within this category, certain obligations are designated with a plus sign (+). This indicates that the obligor’s capacity to meet its financial commitment on these obligations is extremely strong.

“A-2” – A short-term obligation rated “A-2” is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rating categories. However, the obligor’s capacity to meet its financial commitments on the obligation is satisfactory.

“A-3” – A short-term obligation rated “A-3” exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to weaken an obligor’s capacity to meet its financial commitments on the obligation.

“B” – A short-term obligation rated “B” is regarded as vulnerable and has significant speculative characteristics. The obligor currently has the capacity to meet its financial commitments; however, it faces major ongoing uncertainties that could lead to the obligor’s inadequate capacity to meet its financial commitments.

“C” – A short-term obligation rated “C” is currently vulnerable to nonpayment and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitments on the obligation.

“D” – A short-term obligation rated “D” is in default or in breach of an imputed promise. For non-hybrid capital instruments, the “D” rating category is used when payments on an obligation are not made on the date due, unless S&P Global Ratings believes that such payments will be made within any stated grace period. However, any stated grace period longer than five business days will be treated as five business days. The “D” rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action and where default on an obligation is a virtual certainty, for example due to automatic stay provisions. A rating on an obligation is lowered to “D” if it is subject to a distressed debt restructuring.

Local Currency and Foreign Currency Ratings – S&P Global Ratings’ issuer credit ratings make a distinction between foreign currency ratings and local currency ratings. A foreign currency rating on an issuer can differ from the local currency rating on it when the obligor has a different capacity to meet its obligations denominated in its local currency, versus obligations denominated in a foreign currency.

“NR” – This indicates that a rating has not been assigned or is no longer assigned.

Moody’s Investors Service (“Moody’s”) short-term ratings are forward-looking opinions of the relative credit risks of financial obligations with an original maturity of thirteen months or less and reflect both on the likelihood of a default or impairment on contractual financial obligations and the expected financial loss suffered in the event of default or impairment.

Moody’s employs the following designations to indicate the relative repayment ability of rated issuers:

“P-1” – Issuers (or supporting institutions) rated Prime-1 reflect a superior ability to repay short-term obligations.

“P-2” – Issuers (or supporting institutions) rated Prime-2 reflect a strong ability to repay short-term obligations.

“P-3” – Issuers (or supporting institutions) rated Prime-3 reflect an acceptable ability to repay short-term obligations.

“NP” – Issuers (or supporting institutions) rated Not Prime do not fall within any of the Prime rating categories.

“NR” – Is assigned to an unrated issuer, obligation and/or program.

Fitch, Inc. / Fitch Ratings Ltd. (“Fitch”) short-term issuer or obligation rating is based in all cases on the short-term vulnerability to default of the rated entity and relates to the capacity to meet financial obligations in accordance with the documentation governing the relevant obligation. Short-term deposit ratings may be adjusted for loss severity. Short-term ratings are assigned to obligations whose initial maturity is viewed as “short-term” based on market convention.4 Typically, this means a time-frame of up to 13 months for corporate, sovereign, and structured obligations and up to 36 months for obligations in U.S. public finance markets. The following summarizes the rating categories used by Fitch for short-term obligations:

“F1” – Securities possess the highest short-term credit quality. This designation indicates the strongest intrinsic capacity for timely payment of financial commitments; may have an added “+” to denote any exceptionally strong credit feature.

“F2” – Securities possess good short-term credit quality. This designation indicates good intrinsic capacity for timely payment of financial commitments.

“F3” – Securities possess fair short-term credit quality. This designation indicates that the intrinsic capacity for timely payment of financial commitments is adequate.

“B” – Securities possess speculative short-term credit quality. This designation indicates minimal capacity for timely payment of financial commitments, plus heightened vulnerability to near term adverse changes in financial and economic conditions.

“C” – Securities possess high short-term default risk. Default is a real possibility.

“RD” – Restricted default. Indicates an entity that has defaulted on one or more of its financial commitments, although it continues to meet other financial obligations. Typically applicable to entity ratings only.

“D” – Default. Indicates a broad-based default event for an entity, or the default of a short-term obligation.

“NR” – Is assigned to an issue of a rated issuer that are not and have not been rated.

The Morningstar DBRS® Ratings Limited (“Morningstar DBRS”) short-term obligation ratings provide Morningstar DBRS’ opinion on the risk that an issuer will not meet its short-term financial obligations in a timely manner. The obligations rated in this category typically have a term of shorter than one year. The R-1 and R-2 rating categories are further denoted by the subcategories “(high)”, “(middle)”, and “(low)”.

The following summarizes the ratings used by Morningstar DBRS for commercial paper and short-term debt:

“R-1 (high)” - Short-term debt rated “R-1 (high)” is of the highest credit quality. The capacity for the payment of short-term financial obligations as they fall due is exceptionally high. Unlikely to be adversely affected by future events.

“R-1 (middle)” – Short-term debt rated “R-1 (middle)” is of superior credit quality. The capacity for the payment of short-term financial obligations as they fall due is very high. Differs from “R-1 (high)” by a relatively modest degree. Unlikely to be significantly vulnerable to future events.

“R-1 (low)” – Short-term debt rated “R-1 (low)” is of good credit quality. The capacity for the payment of short-term financial obligations as they fall due is substantial. Overall strength is not as favorable as higher rating categories. May be vulnerable to future events, but qualifying negative factors are considered manageable.

“R-2 (high)” – Short-term debt rated “R-2 (high)” is considered to be at the upper end of adequate credit quality. The capacity for the payment of short-term financial obligations as they fall due is acceptable. May be vulnerable to future events.

4 A long-term rating can also be used to rate an issue with short maturity.

“R-2 (middle)” – Short-term debt rated “R-2 (middle)” is considered to be of adequate credit quality. The capacity for the payment of short-term financial obligations as they fall due is acceptable. May be vulnerable to future events or may be exposed to other factors that could reduce credit quality.

“R-2 (low)” – Short-term debt rated “R-2 (low)” is considered to be at the lower end of adequate credit quality. The capacity for the payment of short-term financial obligations as they fall due is acceptable. May be vulnerable to future events. A number of challenges are present that could affect the issuer’s ability to meet such obligations.

“R-3” – Short-term debt rated “R-3” is considered to be at the lowest end of adequate credit quality. There is a capacity for the payment of short-term financial obligations as they fall due. May be vulnerable to future events, and the certainty of meeting such obligations could be impacted by a variety of developments.

“R-4” – Short-term debt rated “R-4” is considered to be of speculative credit quality. The capacity for the payment of short-term financial obligations as they fall due is uncertain.

“R-5” – Short-term debt rated “R-5” is considered to be of highly speculative credit quality. There is a high level of uncertainty as to the capacity to meet short-term financial obligations as they fall due.

“D” – A downgrade to “D” may occur when the issuer has filed under any applicable bankruptcy, insolvency or winding-up statute, or there is a failure to satisfy an obligation after the exhaustion of grace periods. Morningstar DBRS may also use “SD” (Selective Default) in cases where only some securities are impacted, such as the case of a “distressed exchange”.

Long-Term Issue Credit Ratings

The following summarizes the ratings used by S&P Global Ratings for long-term issues:

“AAA” – An obligation rated “AAA” has the highest rating assigned by S&P Global Ratings. The obligor’s capacity to meet its financial commitments on the obligation is extremely strong.

“AA” – An obligation rated “AA” differs from the highest-rated obligations only to a small degree. The obligor’s capacity to meet its financial commitments on the obligation is very strong.

“A” – An obligation rated “A” is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor’s capacity to meet its financial commitments on the obligation is still strong.

“BBB” – An obligation rated “BBB” exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to weaken the obligor’s capacity to meet its financial commitments on the obligation.

“BB,” “B,” “CCC,” “CC” and “C” – Obligations rated “BB,” “B,” “CCC,” “CC” and “C” are regarded as having significant speculative characteristics. “BB” indicates the least degree of speculation and “C” the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposure to adverse conditions.

“BB” – An obligation rated “BB” is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions that could lead to the obligor’s inadequate capacity to meet its financial commitments on the obligation.

“B” – An obligation rated “B” is more vulnerable to nonpayment than obligations rated “BB”, but the obligor currently has the capacity to meet its financial commitments on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor’s capacity or willingness to meet its financial commitments on the obligation.

“CCC” – An obligation rated “CCC” is currently vulnerable to nonpayment and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitments on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitments on the obligation.

“CC” – An obligation rated “CC” is currently highly vulnerable to nonpayment. The “CC” rating is used when a default has not yet occurred but S&P Global Ratings expects default to be a virtual certainty, regardless of the anticipated time to default.

“C” – An obligation rated “C” is currently highly vulnerable to nonpayment, and the obligation is expected to have lower relative seniority or lower ultimate recovery compared with obligations that are rated higher.

“D” – An obligation rated “D” is in default or in breach of an imputed promise. For non-hybrid capital instruments, the “D” rating category is used when payments on an obligation are not made on the date due, unless S&P Global Ratings believes that such payments will be made within the next five business days in the absence of a stated grace period or within the earlier of the stated grace period or the next 30 calendar days. The “D” rating also will be used upon the filing of a bankruptcy petition or the taking of similar action and where default on an obligation is a virtual certainty, for example due to automatic stay provisions. A rating on an obligation is lowered to “D” if it is subject to a distressed debt restructuring

Plus (+) or minus (-) – Ratings from “AA” to “CCC” may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the rating categories.

“NR” – This indicates that a rating has not been assigned, or is no longer assigned.

Local Currency and Foreign Currency Ratings - S&P Global Ratings’ issuer credit ratings make a distinction between foreign currency ratings and local currency ratings. A foreign currency rating on an issuer can differ from the local currency rating on it when the obligor has a different capacity to meet its obligations denominated in its local currency, versus obligations denominated in a foreign currency.

Moody’s long-term ratings are forward-looking opinions of the relative credit risks of financial obligations with an original maturity of eleven months or more. Such ratings reflect both on the likelihood of default or impairment on contractual financial obligations and the expected financial loss suffered in the event of default or impairment. The following summarizes the ratings used by Moody’s for long-term debt:

“Aaa” – Obligations rated “Aaa” are judged to be of the highest quality, subject to the lowest level of credit risk.

“Aa” – Obligations rated “Aa” are judged to be of high quality and are subject to very low credit risk.

“A” – Obligations rated “A” are judged to be upper-medium grade and are subject to low credit risk.

“Baa” – Obligations rated “Baa” are judged to be medium-grade and subject to moderate credit risk and as such may possess certain speculative characteristics.

“Ba” – Obligations rated “Ba” are judged to be speculative and are subject to substantial credit risk.

“B” – Obligations rated “B” are considered speculative and are subject to high credit risk.

“Caa” – Obligations rated “Caa” are judged to be speculative of poor standing and are subject to very high credit risk.

“Ca” – Obligations rated “Ca” are highly speculative and are likely in, or very near, default, with some prospect of recovery of principal and interest.

“C” – Obligations rated “C” are the lowest rated and are typically in default, with little prospect for recovery of principal or interest.

Note: Moody’s appends numerical modifiers 1, 2, and 3 to each generic rating classification from “Aa” through “Caa.” The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

“NR” – Is assigned to unrated obligations, obligation and/or program.

The following summarizes long-term ratings used by Fitch:

“AAA” – Securities considered to be of the highest credit quality. “AAA” ratings denote the lowest expectation of credit risk. They are assigned only in cases of exceptionally strong capacity for payment of financial commitments. This capacity is highly unlikely to be adversely affected by foreseeable events.

“AA” – Securities considered to be of very high credit quality. “AA” ratings denote expectations of very low credit risk. They indicate very strong capacity for payment of financial commitments. This capacity is not significantly vulnerable to foreseeable events.

“A” – Securities considered to be of high credit quality. “A” ratings denote expectations of low credit risk. The capacity for payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to adverse business or economic conditions than is the case for higher ratings.

“BBB” – Securities considered to be of good credit quality. “BBB” ratings indicate that expectations of credit risk are currently low. The capacity for payment of financial commitments is considered adequate, but adverse business or economic conditions are more likely to impair this capacity.

“BB” – Securities considered to be speculative. “BB” ratings indicates an elevated vulnerability to credit risk, particularly in the event of adverse changes in business or economic conditions over time; however, business or financial alternatives may be available to allow financial commitments to be met.

“B” – Securities considered to be highly speculative. “B” ratings indicate that material credit risk is present

“CCC” – A “CCC” rating indicates that substantial credit risk is present.

“CC” – A “CC” rating indicates very high levels of credit risk.

“C” – A “C” rating indicates exceptionally high levels of credit risk.

Defaulted obligations typically are not assigned “RD” or “D” ratings but are instead rated in the “CCC” to “C” rating categories, depending on their recovery prospects and other relevant characteristics.

Plus (+) or minus (-) may be appended to a rating to denote relative status within major rating categories. Such suffixes are not added to “AAA” ratings and ratings below the “CCC” category.

“NR” – Is assigned to an unrated issue of a rated issuer.

The Morningstar DBRS long-term credit ratings provide opinions on risk of default. Morningstar DBRS considers risk of default to be the risk that an issuer will fail to satisfy the financial obligations in accordance with the terms under which a long-term obligation has been issued. The obligations rated in this category typically have a term of one year or longer. All rating categories from AA to CCC contain subcategories “(high)” and “(low)”. The absence of either a “(high)” or “(low)” designation indicates the rating is in the middle of the category. The following summarizes the ratings used by Morningstar DBRS for long-term debt:

“AAA” – Long-term debt rated “AAA” is of the highest credit quality. The capacity for the payment of financial obligations is exceptionally high and unlikely to be adversely affected by future events.

“AA” – Long-term debt rated “AA” is of superior credit quality. The capacity for the payment of financial obligations is considered high. Credit quality differs from “AAA” only to a small degree. Unlikely to be significantly vulnerable to future events.

“A” – Long-term debt rated “A” is of good credit quality. The capacity for the payment of financial obligations is substantial, but of lesser credit quality than “AA.” May be vulnerable to future events, but qualifying negative factors are considered manageable.

“BBB” – Long-term debt rated “BBB” is of adequate credit quality. The capacity for the payment of financial obligations is considered acceptable. May be vulnerable to future events.

“BB” – Long-term debt rated “BB” is of speculative, non-investment-grade credit quality. The capacity for the payment of financial obligations is uncertain. Vulnerable to future events.

“B” – Long-term debt rated “B” is of highly speculative credit quality. There is a high level of uncertainty as to the capacity to meet financial obligations.

“CCC”, “CC” and “C” – Long-term debt rated in any of these categories is of very highly speculative credit quality. In danger of defaulting on financial obligations. There is little difference between these three categories, although “CC” and “C” ratings are normally applied to obligations that are seen as highly likely to default or subordinated to obligations rated in the “CCC” to “B” range. Obligations in respect of which default has not technically taken place but is considered inevitable may be rated in the “C” category.

“D” – A downgrade to “D” may occur when the issuer has filed under any applicable bankruptcy, insolvency or winding up statute or there is a failure to satisfy an obligation after the exhaustion of grace periods. Morningstar DBRS may also use “SD” (Selective Default) in cases where only some securities are impacted, such as the case of a “distressed exchange”.

Municipal Note Ratings

An S&P Global Ratings U.S. municipal note rating reflects S&P Global Ratings’ opinion about the liquidity factors and market access risks unique to the notes. Notes due in three years or less will likely receive a note rating. Notes with an original maturity of more than three years will most likely receive a long-term debt rating. In determining which type of rating, if any, to assign, S&P Global Ratings’ analysis will review the following considerations:

●	Amortization schedule - the larger the final maturity relative to other maturities, the more likely it will be treated as a note; and

●	Source of payment - the more dependent the issue is on the market for its refinancing, the more likely it will be treated as a note.

Municipal Short-Term Note rating symbols are as follows:

“SP-1” – A municipal note rated “SP-1” exhibits a strong capacity to pay principal and interest. An issue determined to possess a very strong capacity to pay debt service is given a plus (+) designation.

“SP-2” – A municipal note rated “SP-2” exhibits a satisfactory capacity to pay principal and interest, with some vulnerability to adverse financial and economic changes over the term of the notes.

“SP-3” – A municipal note rated “SP-3” exhibits a speculative capacity to pay principal and interest.

“D” – This rating is assigned upon failure to pay the note when due, completion of a distressed debt restructuring, or the filing of a bankruptcy petition or the taking of similar action and where default on an obligation is a virtual certainty, for example due to automatic stay provisions.

Moody’s uses the global short-term Prime rating scale (listed above under Short-Term Credit Ratings) for commercial paper issued by U.S. municipalities and nonprofits. These commercial paper programs may be backed by external letters of credit or liquidity facilities, or by an issuer’s self-liquidity.

For other short-term municipal obligations, Moody’s uses one of two other short-term rating scales, the Municipal Investment Grade (“MIG”) and Variable Municipal Investment Grade (“VMIG”) scales provided below.

Moody’s uses the MIG scale for U.S. municipal cash flow notes, bond anticipation notes and certain other short-term obligations, which typically mature in three years or less.

MIG Scale

“MIG-1” – This designation denotes superior credit quality. Excellent protection is afforded by established cash flows, highly reliable liquidity support, or demonstrated broad-based access to the market for refinancing.

“MIG-2” – This designation denotes strong credit quality. Margins of protection are ample, although not as large as in the preceding group.

“MIG-3” – This designation denotes acceptable credit quality. Liquidity and cash-flow protection may be narrow, and market access for refinancing is likely to be less well-established.

“SG” – This designation denotes speculative-grade credit quality. Debt instruments in this category may lack sufficient margins of protection.

“NR” – Is assigned to an unrated obligation, obligation and/or program.

For variable rate demand obligations (“VRDOs”), Moody’s assigns both a long-term rating and a short-term payment obligation rating. The long-term rating addresses the issuer’s ability to meet scheduled principal and interest payments. The short-term payment obligation rating addresses the ability of the issuer or the liquidity provider to meet any purchase price payment obligation resulting from optional tenders (“on demand”) and/or mandatory tenders of the VRDO. The short-term payment obligation rating uses the VMIG scale. Transitions of VMIG ratings with conditional liquidity support differ from transitions of Prime ratings reflecting the risk that external liquidity support will terminate if the issuer’s long-term rating drops below investment grade.

Moody’s typically assigns the VMIG rating if the frequency of the payment obligation is less than every three years. If the frequency of the payment obligation is less than three years but the obligation is payable only with remarketing proceeds, the VMIG short-term rating is not assigned and it is denoted as “NR”.

“VMIG-1” – This designation denotes superior credit quality. Excellent protection is afforded by the superior short-term credit strength of the liquidity provider and structural and legal protections.

“VMIG-2” – This designation denotes strong credit quality. Good protection is afforded by the strong short-term credit strength of the liquidity provider and structural and legal protections.

“VMIG-3” – This designation denotes acceptable credit quality. Adequate protection is afforded by the satisfactory short-term credit strength of the liquidity provider and structural and legal protections.

“SG” – This designation denotes speculative-grade credit quality. Demand features rated in this category may be supported by a liquidity provider that does not have a sufficiently strong short-term rating or may lack the structural and/or legal protections.

“NR” – Is assigned to an unrated obligation, obligation and/or program.

About Credit Ratings

An S&P Global Ratings issue credit rating is a forward-looking opinion about the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium-term note programs and commercial paper programs). It takes into consideration the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated. The opinion reflects S&P Global Ratings’ view of the obligor’s capacity and willingness to meet its financial commitments as they come due, and this opinion may assess terms, such as collateral security and subordination, which could affect ultimate payment in the event of default.

Ratings assigned on Moody’s global long-term and short-term rating scales are forward-looking opinions of the relative credit risks of financial obligations issued by non-financial corporates, financial institutions, structured finance vehicles, project finance vehicles, and public sector entities.

Fitch’s credit ratings are forward-looking opinions on the relative ability of an entity or obligation to meet financial commitments. Issuer Default Ratings (IDRs) are assigned to corporations, sovereign entities, financial institutions such as banks, leasing companies and insurers, and public finance entities (local and regional governments). Issue-level ratings are also assigned and often include an expectation of recovery, which may be notched above or below the issuer-level rating. Issue ratings are assigned to secured and unsecured debt securities, loans, preferred stock and other instruments. Credit ratings are indications of the likelihood of repayment in accordance with the terms of the issuance. In limited cases, Fitch may include additional considerations (i.e., rate to a higher or lower standard than that implied in the obligation’s documentation).

Morningstar DBRS offers independent, transparent, and innovative credit analysis to the market. Credit ratings are forward-looking opinions about credit risk that reflect the creditworthiness of an issuer, rated entity, security and/or obligation based on Morningstar DBRS’ quantitative and qualitative analysis in accordance with applicable methodologies and criteria. They are meant to provide opinions on relative measures of risk and are not based on expectations of, or meant to predict, any specific default probability. Credit ratings are not statements of fact. Morningstar DBRS issues credit ratings using one or more categories, such as public, private, provisional, final(ized), solicited, or unsolicited. From time to time, credit ratings may also be subject to trends, placed under review, or discontinued. Morningstar DBRS credit ratings are determined by credit rating committees.

PART C: OTHER INFORMATION

FIRST TRUST HEDGED STRATEGIES FUND

(the “Registrant”)

Item 25.	Financial Statements and Exhibits

(1)	Financial Statements:
The audited financial statements of the Registrant for the fiscal period ended March 31, 2026, including the report of Ernst & Young LLP, the Registrant’s independent registered public accounting firm, are incorporated by reference to N-CSR (Reg. 811-23857) as previously filed on June 9, 2026.

(2)	Exhibits
	(a)(1)	Agreement and Declaration of Trust is incorporated by reference to Exhibit 2(a)(1) to Registrant's Registration Statement on Form N-2 (Reg. No. 811-23857) as previously filed on March 24, 2023.

	(a)(2)	Certificate of Trust is incorporated by reference to Exhibit 2(a)(2) to Registrant's Registration Statement on Form N-2 (Reg. No. 811-23857) as previously filed on March 24, 2023.

	(b)	Amended and Restated By-Laws is incorporated by reference to Exhibit (b) to Registrant's Registration Statement on Form N-2 (Reg. No. 811-23857) as previously filed on July 26, 2024.

	(c)	Not applicable.

	(d)	Refer to Exhibit (a)(1), (b).

	(e)	Not applicable.

	(f)	Not applicable.

	(g)	Investment Management Agreement is incorporated by reference to Exhibit (g) to Registrant's Registration Statement on Form N-2 (Reg. No. 811-23857) as previously filed on June 23, 2023.

	(h)(1)	Distribution Agreement is incorporated by reference to Exhibit (h)(1) to Registrant's Registration Statement on Form N-2 (Reg. No. 811-23857) as previously filed on June 23, 2023.

	(h)(2)	Distribution and Service Plan is incorporated by reference to Exhibit (h)(2) to Registrant's Registration Statement on Form N-2 (Reg. No. 811-23857) as previously filed on June 5, 2023.

	(i)	Not applicable.

	(j)	Custody Agreement is incorporated by reference to Exhibit (j) to Registrant's Registration Statement on Form N-2 (Reg. No. 811-23857) as previously filed on June 23, 2023.

	(k)(1)	Administration, Fund Accounting and Recordkeeping Agreement is incorporated by reference to Exhibit (k)(1) to Registrant's Registration Statement on Form N-2 (Reg. No. 811-23857) as previously filed on June 23, 2023.

	(k)(2)	Expense Limitation Agreement is incorporated by reference to Exhibit (k)(2) to Registrant's Registration Statement on Form N-2 (Reg. No. 811-23857) as previously filed on June 23, 2023.

	(k)(3)	Joint Insured Bond Agreement is filed herewith.

(k)(4)	Joint Liability Insurance Agreement is filed herewith.

(k)(5)	Platform Management Agreement is incorporated by reference to Exhibit (k)(5) to Registrant's Registration Statement on Form N-2 (Reg. No. 811-23857) as previously filed on June 23, 2023.

(k)(6)	Multiple Class Plan is incorporated by reference to Exhibit (k)(6) to Registrant's Registration Statement on Form N-2 (Reg. No. 811-23857) as previously filed on July 26, 2024.

(k)(7)	Credit Agreement dated July 3, 2023 is incorporated by reference to Exhibit (k)(7) to Registrant's Registration Statement on Form N-2 (Reg. No. 811-23857) as previously filed on July 26, 2024.

(k)(8)	Fourth Amendment to Credit Agreement (Redacted) dated October 15, 2024 is incorporated by reference to Exhibit (k)(8) to Registrant's Registration Statement on Form N-2 (Reg. No. 811-23857) as previously filed on July 29, 2025.

(k)(9)	Fifth Amendment to Credit Agreement (Redacted) dated October 6, 2025 is filed herewith.

(l)(1)	Opinion and Consent of Faegre Drinker Biddle & Reath LLP is incorporated by reference to Exhibit (l) to Registrant’s Registration Statement on Form N-2 (Reg. No. 811-23857) as previously filed on June 23, 2023.

(l)(2)	Consent of Faegre Drinker Biddle & Reath LLP is filed herewith.

(m)	Not applicable.

(n)(1)	Consent of Ernst & Young LLP is filed herewith.

(o)	Not applicable.

(p)	Not applicable.

(q)	Not applicable.

(r)(1)	Code of Ethics of Registrant is incorporated by reference to Exhibit (r)(1) to Registrant's Registration Statement on Form N-2 (Reg. No. 811-23857) as previously filed on July 26, 2024.

(r)(2)	Code of Ethics of First Trust Capital Management L.P. is incorporated by reference to Exhibit (r)(2) to Registrant's Registration Statement on Form N-2 (Reg. No. 811-23857) as previously filed on July 29, 2025.

(r)(3)	Code of Ethics of First Trust Portfolios L.P. is incorporated by reference to Exhibit (r)(3) to Registrant's Registration Statement on Form N-2 (Reg. No. 811-23857) as previously filed on July 29, 2025.

(s)	Not applicable.

(t)	Powers of Attorney is incorporated by reference to Exhibit (t) to the Registrant's Registration Statement on Form N-2 (Reg. No. 811-23857) as previously filed on June 5, 2023.

Item 26.	Marketing Arrangements

Not applicable.

Item 27.	Other Expenses of Issuance and Distribution of Securities Being Registered

All figures are estimates:

Fund services expense	$63,051
Legal fees	$179,406
Audit fees	$52,829
Printing fees	$36,129
Trustees' fees	$64,112
Blue Sky fees	$37,522
Registration fees	$1,013
Excise Tax	$-
Total	$434,062

Item 28.	Persons Controlled by or Under Common Control With Registrant

The Board of Trustees of the Registrant is identical or substantially identical to the board of trustees and/or board of managers and/or board of directors of certain other funds. Nonetheless, the Registrant takes the position that it is not under common control with the other funds since the power residing in the respective boards arises as a result of an official position with the respective funds.

Item 29.	Number of Holders of Securities

Title of Class	Number of Shareholders*
Class I	36
Class A	4

* As of June 30, 2026.

Item 30.	Indemnification

Sections 8.1-8.5 of Article VIII of the Registrant’s Agreement and Declaration of Trust states:

Section 8.1	Limitation of Liability. Neither a Trustee nor an officer of the Trust, when acting in such capacity, shall be personally liable to any person other than the Trust or a beneficial owner for any act, omission or obligation of the Trust, any Trustee or any officer of the Trust. Neither a Trustee nor an officer of the Trust shall be liable for any act or omission in his capacity as Trustee or as an officer of the Trust, or for any act or omission of any other officer or any employee of the Trust or of any other person or party, provided that nothing contained herein or in the Act shall protect any Trustee or officer against any liability to the Trust or to Shareholders to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of the office of Trustee or the duties of such officer hereunder.

Section 8.2	Indemnification. The Trust shall indemnify each of its Trustees, officers and persons who serve at the Trust’s request as directors, officers or trustees of another organization in which the Trust has any interest as a shareholder, creditor, or otherwise, and may indemnify any trustee, director or officer of a predecessor organization (each a “Covered Person”), against all liabilities and expenses (including amounts paid in satisfaction of judgments, in compromise, as fines and penalties, and expenses including reasonable accountants’ and counsel fees) reasonably incurred in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, before any court or administrative, regulatory, or legislative body, in which he may be involved or with which he may be threatened, while as a Covered Person or thereafter, by reason of being or having been such a Covered Person, except that no Covered Person shall be indemnified against any liability to the Trust or its Shareholders to which such Covered Person would otherwise be subject by reason of bad faith, willful misfeasance, gross negligence or reckless disregard of his duties involved in the conduct of such Covered Person’s office (such willful misfeasance, bad faith, gross negligence or reckless disregard being referred to herein as “Disabling Conduct”). Expenses, including accountants’ and counsel fees so incurred by any such Covered Person (but excluding amounts paid in satisfaction of judgments, in compromise or as fines or penalties), may be paid from time to time by the Trust in advance of the final disposition of any such action, suit or proceeding upon receipt of (a) an undertaking by or on behalf of such Covered Person to repay amounts so paid to the Trust if it is ultimately determined that indemnification of such expenses is not authorized under this Article VIII and (b) any of (i) such Covered Person provides security for such undertaking, (ii) the Trust is insured against losses arising by reason of such payment, or (iii) a majority of a quorum of disinterested, non-party Trustees, or independent legal counsel in a written opinion, determines, based on a review of readily available facts, that there is reason to believe that such Covered Person ultimately will be found entitled to indemnification.

Section 8.3	Indemnification Determinations. Indemnification of a Covered Person pursuant to Section 8.2 shall be made if (a) the court or body before whom the proceeding is brought determines, in a final decision on the merits, that such Covered Person was not liable by reason of Disabling Conduct or (b) in the absence of such a determination, a majority of a quorum of disinterested, non-party Trustees or independent legal counsel in a written opinion make a reasonable determination, based upon a review of the facts, that such Covered Person was not liable by reason of Disabling Conduct.

Section 8.4	Indemnification Not Exclusive. The right of indemnification provided by this Article VIII shall not be exclusive of or affect any other rights to which any such Covered Person may be entitled. As used in this Article VIII, “Covered Person” shall include such person’s heirs, executors and administrators, and a “disinterested, non-party Trustee” is a Trustee who is neither an Interested Person of the Trust nor a party to the proceeding in question.

Section 8.5	Shareholders. Each Shareholder of the Trust and each Class shall not be personally liable for the debts, liabilities, obligations and expenses incurred by, contracted for, or otherwise existing with respect to, the Trust or by or on behalf of any Class. The Trustees shall have no power to bind any Shareholder personally or to call upon any Shareholder for the payment of any sum of money or assessment whatsoever other than such as the Shareholder may at any time personally agree to pay pursuant to terms hereof or by way of subscription for any Shares or otherwise.

In case any Shareholder or former Shareholder of any Class shall be held to be personally liable solely by reason of his being or having been a Shareholder of such Class and not because of his acts or omissions or for some other reason, the Shareholder or former Shareholder (or his heirs, executors, administrators or other legal representatives, or, in the case of a corporation or other entity, its corporate or other general successor) shall be entitled out of the assets belonging to the applicable Class to be held harmless from and indemnified against all loss and expense arising from such liability. The Trust, on behalf of the affected Class, shall, upon request by the Shareholder, assume the defense of any claim made against the Shareholder for any act or obligation of the Class and satisfy any judgment thereon from the assets of the Class. The indemnification and reimbursement required by the preceding sentence shall be made only out of assets of the one or more Classes whose Shares were held by said Shareholder at the time the act or event occurred that gave rise to the claim against or liability of said Shareholder. The rights accruing to a Shareholder under this Section shall not impair any other right to which such Shareholder may be lawfully entitled, nor shall anything herein contained restrict the right of the Trust or any Class thereof to indemnify or reimburse a Shareholder in any appropriate situation even though not specifically provided herein.

Additionally, the Registrant’s various agreements with its service providers contain indemnification provisions.

Item 31.	Business and Other Connections of Investment Adviser

Information as to the directors and officers of the Registrant’s investment adviser, First Trust Capital Management L.P. (the “Investment Adviser”), together with information as to any other business, profession, vocation, or employment of a substantial nature in which the Investment Adviser, and each director, executive officer, managing member or partner of the Investment Adviser, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, managing member, partner or trustee, is included in its Form ADV as filed with the Securities and Exchange Commission (File No. 801-122924), available at https://adviserinfo.sec.gov/firm/summary/317825, and is incorporated herein by reference.

Item 32.	Location of Accounts and Records

All accounts, books, and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder are maintained at the offices of (1) the Registrant’s Administrator, and/or (2) the Investment Adviser. The address of each is as follows:

1.	UMB Fund Services, Inc.

235 West Galena Street

Milwaukee, WI 53212

2.	First Trust Capital Management L.P.

225 W. Wacker Drive, Suite 2160

Chicago, IL 60606

Item 33.	Management Services

Not applicable.

Item 34.	Undertakings

1.	Not applicable.

2.	Not applicable.

3.	The Registrant undertakes (a) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(1)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(2)	to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(3)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(b)	that for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d)	that, for the purpose of determining liability under the Securities Act to any purchaser:

(1)	if the Registrant is relying on Rule 430B [17 CFR 230.430B]:

(A)	Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(2)	if the Registrant is subject to Rule 430C [17 CFR 230.430C]: each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)	that for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act of 1933;

(2)	free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(3)	the portion of any advertisement pursuant to Rule 482 under the Securities Act of 1933 relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(4)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

4.	Not applicable.

5.	Not applicable.

6.	Not applicable.

7.	The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Prospectus or Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant certifies that it meets all the requirements for effectiveness pursuant to Rule 486(b) under the Securities Act of 1933, as amended, and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago in the State of Illinois on the 29th day of July, 2026.

First Trust Hedged Strategies Fund

By:	/s/ Michael Peck
	Name:	Michael Peck
	Title:	President and Principal Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

/s/ Michael Peck	President and Principal Executive Officer	July 29, 2026
Michael Peck

/s/ Chad Eisenberg	Treasurer and Principal Financial Officer	July 29, 2026
Chad Eisenberg

*Terrance P. Gallagher	Trustee	July 29, 2026
Terrance P. Gallagher

*David G. Lee	Trustee	July 29, 2026
David G. Lee

*Robert Seyferth	Trustee	July 29, 2026
Robert Seyferth

*Gary Shugrue	Trustee	July 29, 2026
Gary Shugrue

*By:	/s/ Ann Maurer
Ann Maurer
Secretary Attorney-In-Fact (pursuant to Power of Attorney)

Exhibit Index

(k)(3)	Joint Insured Bond Agreement

(k)(4)	Joint Liability Insurance Agreement

(k)(9)	Fifth Amendment to Credit Agreement

(l)(2)	Consent of Faegre Drinker Biddle & Reath LLP

(n)(1)	Consent of Ernst & Young LLP